



Cypress Sharpridge Investments, Inc.

2010 Annual Report



Dear Fellow Stockholders,

In 2010, our investment thesis was once again reaffirmed. The Government-Guaranteed portion of the residential mortgage market continues to be the only fully functioning source of home finance for families. We expect this to be the case for the foreseeable future. The overhang of foreclosures and the systemic barriers to attracting capital to the residential markets continue to present strong headwinds hindering job creation and a robust economic recovery in the US. The headwinds for the economy are tailwinds for our business. We continue to see plenty of assets to add to our balance sheet at good prices, and the financing and hedging markets continue to be attractive. We took advantage of these conditions in 2010 and delivered strong dividends. We were also able to grow the company. Our goal has been to achieve better scale. Scale truly matters in these markets. Scale creates access, efficiency, and opportunity. Our industry is unique: we are one of the few industries operating in the mortgage markets that has been able to raise capital, demonstrating to lawmakers that REITs will be a significant participant in the residential mortgage market going forward. Historically, the Jumbo, Alt-A, and subprime markets benefited from securitization and specialty finance businesses. These markets remain closed and private capital has not re-entered these sectors.

The uncertainties surrounding Government's role in mortgage finance continue to present opportunities for CYS. While there seems to be a generally-held desire to reduce Government's role in home finance, Congress and the Administration have not yet recognized the need to set the business conditions required to attract private capital back to these markets. The failures of the rating agencies have not been addressed; banks globally receive unfavorable capital treatment for holding private mortgages; central banks do not buy private mortgages nor accept them as collateral; and the financing markets continue to treat private mortgages unfavorably. Additionally, private lenders continue to face considerable challenges dealing with all the barriers to foreclosures and working out problem loans. The residential mortgage market is very large, totaling over $10 trillion, presenting a large opportunity. However, without Government's substantive commitment to laying a solid foundation for private capital, private capital will not return in any meaningful quantity. Disappointing but reality.

Given this backdrop, we continue to believe that our Agency-Only Mortgage Strategy will deliver attractive returns over the cycle.

Thank you for your continued support.

Kindest Regards,

Kevin E. Grant
Chief Executive Officer, President, Chairman, Founder

P.S.
In our day-to-day business activities, it becomes easy to forget that mortgages are about families. We have asked our friends to give us pictures of their homes. The artwork included in this year's annual report is a collection of that art.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 001-33740

Cypress Sharpridge Investments, Inc.
(Exact name of registrant as specified in its charter)

Maryland **(State or other jurisdiction of incorporation or organization)**	**20-4072657** **(IRS Employer Identification No.)**
437 Madison Avenue, 33rd Floor **New York, New York** **(Address of principal executive offices)**	**10022** **(Zip Code)**

(212) 612-3210
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $358,289,947 based on the closing price on the New York Stock Exchange as of June 30, 2010.

Number of the registrant's common stock outstanding as of February 7, 2011: 59,557,854

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement with respect to its 2011 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof as noted therein.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

INDEX

PART I

Item 1. Business

In this annual report on Form 10-K, we refer to Cypress Sharpridge Investments, Inc. as "we," "us," "our company," or "our," unless we specifically state otherwise or the context indicates otherwise. In addition, the following defines certain of the commonly used terms in this report: RMBS refers to whole-pool residential mortgage pass-through securities collateralized by residential mortgage loans; agency securities or Agency RMBS refers to our RMBS that are issued or guaranteed by a federally chartered corporation, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or an agency of the U.S. government, such as the Government National Mortgage Association ("Ginnie Mae"); hybrid ARMs refers to hybrid adjustable-rate residential mortgage loans that have interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index; and ARMs refers to adjustable-rate residential mortgage loans which typically have interest rates that adjust monthly to an increment over a specified interest rate index.

Forward Looking Statements

When used in this annual report on Form 10-K, in future filings with the Securities and Exchange Commission ("SEC") or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, may involve known and unknown risks, uncertainties and assumptions. The forward looking statements we make in this annual report on Form 10-K include, but are not limited to, statements about the following:

- our investment, financing and hedging strategy (including our financing strategy with respect to collateralized loan obligations, or CLOs) and the success of these strategies;
- the effect of movements in interest rates on our assets and liabilities (including our hedging instruments) and our income;
- the effect of increased prepayment rates on our portfolio;
- the effect of widening credit spreads on the value of our assets and investment strategy;
- our ability to convert our assets into cash or extend the financing terms related to our assets;
- an internalization transaction, as such term is defined in "—Internalization Plans";
- the types of indebtedness we may incur;
- our ability to meet our short term liquidity requirements with our cash flow from operations and borrowings;
- our liquidity;
- our ability to quantify risks based on historical experience;
- our ability to be taxed as a real estate investment trust, or REIT, and to maintain an exemption from registration under the Investment Company Act of 1940, as amended, or the Investment Company Act;
- the tax limitations of capital loss carryforwards and other built in losses;
- our assessment of counterparty risk;
- our asset valuation policies;
- our distribution policy;

- the effect of recent U.S. Government actions on the housing and credit markets;
- the structure of our investments in CLOs; and
- the tax treatment of income earned on subordinated tranches of CLOs issued by foreign corporations

Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors could cause actual results to vary from our forward-looking statements:

- the factors referenced in this annual report on Form 10-K, including those set forth under the section captioned "Risk Factors;"
- changes in our investment, financing and hedging strategy, including our financing strategy with respect to CLOs;
- the adequacy of our cash flow from operations and borrowings to meet our short term liquidity requirements;
- the liquidity of our portfolio;
- unanticipated changes in our industry, interest rates, the credit markets, the general economy or the real estate market;
- changes in interest rates and the market value of our Agency RMBS;
- changes in the prepayment rates on the mortgage loans underlying our Agency RMBS;
- our ability to borrow to finance our assets;
- the availability of additional forms of financing for our assets;
- changes in government regulations affecting our business;
- our ability to maintain our qualification as a REIT for federal income tax purposes;
- our ability to maintain our exemption from registration under the Investment Company Act;
- changes in tax regulations relating to the treatment of income earned on subordinated tranches of CLOs issued by foreign corporations; and
- risks associated with investing in real estate assets, including changes in business conditions and the general economy.

These and other risks, uncertainties and factors, including those described elsewhere in this report, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date on which they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our Company

We are a specialty finance company created with the objective of achieving consistent risk-adjusted investment income. We were formed as a Maryland corporation in February 2006, and we are currently managed and advised by Cypress Sharpridge Advisors LLC or our Manager. We have elected to be taxed as a REIT for federal income tax purposes. We commenced operations in February 2006 and completed an initial public offering of our common stock in June 2009. We conduct all of our business through and hold all of our assets in Cypress Sharpridge Investments, Inc.

Our Investment Strategy

We invest in Agency RMBS collateralized by fixed rate single-family residential mortgage loans (typically 15, 20 or 30 years), ARMs, which typically have coupon rates that reset monthly, or hybrid ARMs, which typically have a coupon rate that is fixed for an initial period (typically three, five, seven or ten years) and thereafter resets at regular intervals. In addition, our investment guidelines permit investments in collateralized mortgage obligations issued by a government agency or government sponsored entity that are collateralized by Agency RMBS, or CMOs, although we had not invested in any CMOs as of December 31, 2010. We rely on our Manager's expertise in identifying Agency RMBS for investments. Our Manager makes investment decisions based on various factors, including, but not limited to, relative value, expected cash yield, supply and demand, costs of hedging, costs of financing, liquidity, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves. Our Manager does not attribute any particular quantitative significance to any of these factors, and the weight given to these factors varies depending on market conditions and economic trends. We believe that this strategy, combined with our Manager's experience, will enable us to pay dividends and achieve capital appreciation throughout changing interest rate and credit cycles, and provide attractive long term returns to investors.

Our investment strategy is designed to:

- build an investment portfolio of Agency RMBS that seeks to generate attractive risk-adjusted investment income;
- manage financing, interest and prepayment rate risks;
- capitalize on discrepancies in the relative valuations in the Agency RMBS market;
- manage cash flow so as to provide for regular quarterly distributions to stockholders;
- limit credit risk;
- minimize the impact that changing interest rates have on our net investment income;
- cause us to maintain our qualification as a REIT; and
- cause us to remain exempt from the registration requirements of the Investment Company Act.

We believe that the current market and interest rate environment offer significant investment opportunities and that our investment strategy is suited to this environment because:

- the current relative spread differential between Agency RMBS and U.S. Treasury securities is attractive; and
- the weakness in the housing industry, an elevated national unemployment rate and other economic factors have resulted in a prolonged period of low short-term interest rates, which generally increases our net interest margin.

Our income is generated primarily from the difference, or net spread, between the interest income we earn on our investment portfolio and the cost of our borrowings and hedging activities. We believe the most prudent approach to generate a positive net spread is to manage our liabilities to mirror, as closely as possible, the interest rate risks of our investments. To seek to achieve this result, we employ short term financing for our Agency RMBS portfolio in combination with interest rate swaps and caps to hedge all or a portion of the interest rate risk associated with the financing of our portfolio. In the future, we may, subject to maintaining our REIT qualification, also employ other hedging techniques from time to time, including interest rate floors, collars and Eurodollar and U.S. Treasury futures, to protect against adverse interest rate movements.

Because our investments vary in interest rate, prepayment speed and maturity, the leverage or borrowings that we employ to fund our asset purchases are not exactly matched to the terms or performance of our assets. Based on our experience, because our assets are not match funded, such assets' market prices change more slowly than the corresponding liabilities. Consequently, changes in interest rates, particularly short term interest rates, may significantly influence our net income. Decreases in these rates will tend to increase our net income and the market value of our assets, while increases in these rates will tend to decrease our net income and the market value of our assets and could possibly result in operating losses. Our approach to managing our investment portfolio is to take a longer term view of assets and liabilities, such that our net income and mark-to-market valuations at the end of a financial reporting period will not significantly influence our strategy of maximizing cash distributions to stockholders and achieving capital appreciation over the long term.

Investment Sourcing

Our Manager sources the majority of our investments through its relationships with a large and diverse group of financial intermediaries, ranging from major commercial and investment banks to specialty investment dealers and brokerage firms.

Investment Process

Our Manager evaluates each one of our investment opportunities based on its expected risk-adjusted investment income relative to the investment income available from other comparable investments. In addition, our Manager evaluates new opportunities based on their relative expected returns compared to our comparable securities held in our portfolio. The terms of any leverage available to us for use in funding an investment purchase are also taken into consideration, as are any risks posed by illiquidity or correlations with other securities in the portfolio.

The key steps of our investment process are summarized below:

- allocation of our capital to the attractive types of Agency RMBS;
- review of asset allocation plan for overall risk management and diversification;
- research and selection of individual securities and financing (leverage) strategies;
- active portfolio monitoring within asset classes, together with ongoing risk management (hedging) and periodic rebalancing, to maximize total returns; and
- consideration of the impact on maintaining our REIT qualification and our exemption from registration under the Investment Company Act.

Financing Strategy

We use leverage to finance a portion of our Agency RMBS portfolio and to seek to increase potential returns to our stockholders. Our use of leverage may, however, also have the effect of increasing losses when securities in our portfolio decline in value. Currently, our target leverage is in the range of approximately 6 to 10 times the amount of our net assets. The amount of leverage we incur may vary from time to time depending on market conditions and other factors that our Manager deems relevant. Our investment policies require no minimum or maximum leverage, and our Manager and its investment committee have the discretion, without the need for further approval by our board of directors, to increase or decrease the amount of leverage employed. As of December 31, 2010, our portfolio was leveraged (as measured by total liabilities to net assets) approximately 8.3 to 1.

We currently, and intend to continue to, finance our Agency RMBS investments using a diversified approach involving repurchase agreements with multiple commercial and investment banks. Using repurchase agreements, we are able to borrow against the value of our assets. Under these agreements, we sell our assets to a counterparty and agree to repurchase the same assets from the counterparty at a price equal to the original sales price plus an interest factor. If the market value of the securities sold by us to a counterparty declines, we may be required by the counterparty to provide additional collateral, which is commonly referred to as a margin call. These repurchase agreements are accounted for as debt for purposes of generally accepted accounting principles ("GAAP") and secured by the underlying assets. During the period of a repurchase agreement, we are entitled to and receive the principal and interest payments on the related assets.

Our repurchase agreement counterparties are broker/dealers and commercial and investment banks with whom we have or expect to have agreements in place that cover the terms of our transactions. We maintain formal relationships with multiple counterparties for the purpose of obtaining financing on favorable terms and to mitigate counterparty credit risk. As of December 31, 2010, we had repurchase agreements in place with 28 different counterparties and indebtedness outstanding with 20 counterparties in an aggregate amount of approximately $3,443.8 million, or approximately 54% of the fair value of our portfolio, and a weighted average borrowing rate of 0.32%. Currently, the haircuts (the difference between the cash we receive from the counterparty when we initially sell the securities to the counterparty and the value of those securities) are 4% to 6% on Agency RMBS for the repurchase agreements under which we are currently borrowing. As a borrower, we are subject to margin calls from counterparties if the value of the collateral that we have posted has declined below the haircut level, which may occur due to prepayments of the mortgages causing the face value of the mortgage pool provided as collateral to the counterparty to decline or when the value of the mortgage pool provided as collateral declines as a result of interest rate movements or spread widening.

Our leverage consists of short term borrowings in the repurchase market and payables for securities purchased. In the future we may utilize other financing techniques, which may include but not necessarily be limited to the issuance of secured or unsecured debt, preferred stock or trust preferred securities.

We do not currently nor do we intend to finance our subordinated tranches of CLOs. We believe investments of this type are intrinsically leveraged on a term basis primarily through the issuance of match-funded non-recourse debt specific to each individual transaction.

Hedging Strategy

Subject to maintaining our qualification as a REIT, we utilize derivative financial instruments to hedge a portion of the interest rate risk associated with the financing of our portfolio. Our most common method of financing Agency RMBS is through repurchase agreements, which generally have maturities up 30 to 90 days. The weighted average life of the Agency RMBS we own is generally much longer. The difference in maturities, in addition to prepayments, adjustable-rate features of ARMs, and other potential changes in timing and/or amount of cash flows, creates potential interest rate risk. We engage in interest rate hedging activities intended to mitigate changes in interest rates that we expect would impair our ability to continue to finance assets we own at favorable rates. Our hedging techniques may also be used in an attempt to protect us against declines in the market value of our assets that result from general trends in debt markets. We rely on our Manager's expertise in determining the type and amount of interest rate hedging methods to achieve these goals. Our interest rate hedging methods have historically consisted of interest rate swaps (a contract exchanging a variable rate for a fixed rate, or vice versa) and interest rate caps (a contract protecting against a rise in interest rates above a fixed level). In the future, our interest rate hedging methods are likely to continue to consist of interest rate swaps and interest rate caps, but may also include interest rate floors (a contract protecting against a decline in interest rates below a fixed level), interest rate collars (a combination of caps and floors), cancelable interest rate swaps (swaps that may be canceled at one party's option before expiry), Eurodollar and U.S. Treasury futures, and other interest rate and non-interest rate derivative instruments or contracts.

We enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates on certain short term repurchase agreements. Our repurchase agreements generally carry interest rates that correspond to the London Interbank Offered Rate, or LIBOR, for the borrowing periods. Historically, we have sought to enter into interest rate swap agreements structured such that we receive payments based on a variable interest rate and make payments based on a fixed interest rate. The variable interest rate on which payments are received is calculated based on various reset mechanisms for LIBOR. Additionally, we have entered into interest rate cap agreements structured such that we receive payments based on a variable interest rate being above a fixed cap interest rate. The variable interest rate on which payments are received on interest rate caps is also calculated based on various reset mechanisms for LIBOR. Our interest rate swap and cap agreements effectively fix or cap our borrowing cost and are not held for speculative or trading purposes. As of December 31, 2010, of the approximately $3,443.8 million of our portfolio that has been financed under repurchase agreements and $2,234.4 million of payable for securities purchased, we had established interest rate swap and cap agreements covering $4,390.0 million, or approximately 77% of the aggregate fair value of (i) our portfolio that has been financed under repurchase agreements and (ii) payables for securities purchased. We only enter into interest rate swap and cap agreements related to financing for Agency RMBS collateralized by hybrid ARMs and fixed rate mortgage loans. We do not hedge Agency RMBS collateralized by monthly reset ARMs because their interest rates reset monthly and closely in time with the interest rates under the corresponding repurchase agreements.

Our Portfolio

Agency RMBS are residential mortgage pass-through securities, the principal and interest of which is guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Our current portfolio of Agency RMBS is backed by fixed rate mortgages; and hybrid ARMs that typically have a fixed coupon for three, five or seven years, and then pay an adjustable coupon that generally resets annually over a predetermined interest rate index. As of December 31, 2010, our Agency RMBS portfolio consisted of the following:

			Weighted Average		
Security Description	**Par Amount**	**Fair Value**	**Coupon**	**Months to Reset[1]**	**Constant Prepayment Rate[2]**
	(in thousands)				
Agency RMBS collateralized by fixed rate mortgages	$4,419,601	$4,521,648	4.0%	N/A	19.4%
Agency RMBS collateralized by hybrid ARMs	1,737,307	1,788,922	3.4	63.2	18.4
Total Agency RMBS	$6,156,908	$6,310,570			

(1) "Months to Reset" is the number of months remaining before the fixed rate on a hybrid ARM becomes a variable rate. At the end of the fixed period, the variable rate will be determined by the margin and the pre-specified caps of the ARM.

(2) "Constant Prepayment Rate" is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate is an annualized version of the prior three month prepayment rate. Securities with no prepayment history are excluded from this calculation.

We also held $20.5 million of CLOs as of December 31, 2010. The CLOs include non-investment grade and unrated tranches that we acquired in the secondary market and selected primary issuances. Currently all of our investments in this asset class are in CLOs collateralized primarily by corporate leveraged loans and to a lesser extent by corporate debt securities, some of which are non-investment grade. Most of the corporate leveraged loans and corporate debt securities that collateralize the CLOs in which we have invested have an explicit rating from one or more nationally recognized statistical rating agencies. The majority of these leveraged loans and corporate debt securities are considered "non-investment grade" due to their rating of between Ba1 and B3 by Moody's Investors Services, Inc., or Moody's, and between BB+ and B- by Standard & Poor's Ratings Service, or Standard & Poor's. We have not leveraged, nor do we intend to leverage our investments in CLOs.

Our current investment guidelines require that we seek to dispose of our CLOs at reasonable prices. We are not required, however, to sell these securities. We continue to monitor the market for selling the remaining portion of our CLOs. We disposed of our structured notes during 2010.

Our Manager

We are currently managed and advised by our Manager, which is a joint venture formed in January 2006 between The Cypress Group, or Cypress, and Sharpridge Capital Management, LP, or Sharpridge. All of our executive officers are employees of Sharpridge. Our Manager is responsible for our operations and the performance of all services and activities relating to the management of our assets and operations pursuant to a management agreement with us. Our Manager has entered into sub-advisory agreements with Sharpridge and Cypress, pursuant to which they provide certain advisory services to our Manager in conjunction with our Manager's service to us.

Sharpridge Capital Management, L.P.

Sharpridge was founded in January 2005 by Kevin E. Grant, our chief executive officer and president, and the chairman of the board of directors. Mr. Grant is the sole member of the general partner of Sharpridge. Sharpridge owns an interest in and serves as the primary sub-advisor to our Manager, overseeing all of our day-to-day operations and actively managing our investment portfolio. As of January 31, 2010, Sharpridge had 11 employees. As of December 31, 2010, Sharpridge had approximately $6,331.0 million of total portfolio assets under management, all of which consisted of our assets.

Prior to founding Sharpridge, Mr. Grant was a senior portfolio manager and a member of the Aggregate Bond Team at Fidelity Investments ("Fidelity"), with direct responsibility for over $25 billion of fixed income assets across 19 separate accounts. At Fidelity, Mr. Grant invested in many types of fixed income investments, ranging from government bonds to below investment grade corporate securities. Over the course of his career at Fidelity, Mr. Grant had responsibility for managing fixed income funds including Fidelity's Mortgage Securities Fund, Investment Grade Bond Fund, Intermediate Bond Fund, Total Bond Fund and Advisor Mortgage Securities Fund. In addition, Mr. Grant had responsibility for the fixed income component of certain Fidelity balanced funds, including the Strategic Income Fund, Puritan Fund and Fidelity Balanced Fund. Mr. Grant also managed separate accounts for pension plan sponsors, insurance companies and other institutional clients.

The Cypress Group

Cypress, founded in 1994, owns an interest in and serves as a sub-advisor to our Manager. Cypress is a financial sponsor of leveraged buyouts and other private equity transactions for growth-oriented, middle-market companies. Cypress is organized by industry sector, focusing on the financial services, healthcare, consumer, general industrial, automotive, aerospace, media and leisure industries. Since 1989, Cypress professionals have invested over $4 billion of equity capital in 32 separate investments with an aggregate transaction value of over $22 billion. Cypress professionals have led private equity investments in companies including Affinia Group Inc., Catlin Group Limited, Cinemark USA, Inc., Communications & Power Industries, Inc., Cooper-Standard Automotive Inc., Financial Guaranty Insurance Corporation, Illinois Central Corporation, Infinity Broadcasting Corporation, K&F Industries, Inc., Lear Corporation, Loral Corporation, The Meow Mix Company, Montpelier Re Holdings, Ltd., Parisian, Inc., R.P. Scherer Corporation, Scottish Re Group Limited, WESCO International, Inc. and Williams Scotsman, Inc. As of January 31, 2010, Cypress had 6 employees.

The Management Agreement

We are currently a party to a management agreement with our Manager. Pursuant to the management agreement, our Manager is entitled to receive a base management fee, and, in certain circumstances, a termination fee and reimbursement of certain expenses. Such fees and expenses do not have fixed and determinable payments.

The base management fee under our management agreement is payable monthly in arrears in an amount equal to 1/12th of (a) 1.50% of the first $250,000,000 of our net assets, (b) 1.25% of our net assets that are greater than $250,000,000 and less than or equal to $500,000,000, and (c) 1.00% of our net assets that are greater than $500,000,000. Our Manager uses the proceeds from its management fee in part to pay compensation to its officers and employees who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. Pursuant to the management agreement, our Manager is also entitled to receive, in certain circumstances, a termination fee and reimbursement of certain expenses. These fees and expenses do not have fixed and determinable payments.

Internalization Plans

As we have raised additional capital since our IPO, our board of directors and management have reviewed and analyzed, and intends to continue to review and analyze, the potential internalization of our management structure with the goal of realizing economies of scale for our operating expenses, more effectively meeting our management and administrative needs and further aligning the interests of those individuals responsible for executing our strategy with the interests of our stockholders. We refer to these potential structural changes as an internalization transaction. If our board of directors determines that an internalization transaction is in the best interests of our stockholders, then we expect that we would proceed with such a transaction. We believe that an internalization transaction would likely be time consuming and complex. We cannot assure you that we will be able to complete an internalization transaction, or when or on what terms it may be completed. Currently, we continue to maintain our relationship with our Manager and its sub-advisors.

Competition

Our success depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring agency securities, we compete with mortgage REITs, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities. Our competitors, as well as additional competitors which may emerge in the future, may increase the competition for the acquisition of Agency RMBS, which in turn may result in higher prices and lower yields on assets.

Employees

We do not have any employees. We are managed by our Manager pursuant to the management agreement between our Manager and us. All of our executive officers are employees of Sharpridge. As of January 31, 2011, affiliates of our Manager had 17 employees.

Risk Management

Our board of directors exercises its oversight of risk management in many ways, including through its Risk Management Committee. The Risk Management Committee was established to oversee our senior management's and our Manager's risk-related responsibilities, including reviewing management policies and performance against these policies and related benchmarks.

As part of our risk management process, our Manager seeks to actively manage the interest rate, liquidity, prepayment and counterparty risks associated with our Agency RMBS portfolio. Our Manager seeks to mitigate our interest rate risk exposure by entering into various hedging instruments in order to minimize our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs.

Our Manager seeks to mitigate our liquidity risks by monitoring our liquidity position on a daily basis and maintaining a prudent level of leverage, which we currently consider to be between 6 and 10 times the amount of net assets in our overall portfolio, based on current market conditions and various other factors, including the health of the financial institutions that lend to us under our repurchase agreements and the presence of special liquidity programs provided by domestic and foreign central banks.

Our Manager seeks to mitigate our prepayment risk by investing in Agency RMBS with (i) a variety of prepayment characteristics, (ii) prepayment prohibitions and penalties and (iii) prepayment protections, as well as by balancing Agency RMBS purchased at a premium with Agency RMBS purchased at a discount.

Our Manager seeks to mitigate our counterparty risk by (i) diversifying our exposure across a broad number of counterparties (ii) limiting our exposure to any one counterparty and (iii) monitoring the financial stability of our counterparties.

Additional Information

We have made available copies of the charters of the committees of our board of directors, our code of business ethics and conduct, which includes our whistleblower policy, our corporate governance guidelines, and any materials we file with the SEC on our website at *www.cysinv.com.* All filings we make with the SEC are also available on our website. Information on our website is not part of this Annual Report on Form 10-K.

All reports filed with the SEC may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Further information regarding the operation of the public reference room may be obtained by calling 1-800-SEC-0330. In addition, all of our reports filed with the SEC can be obtained at the SEC's website at *www.sec.gov.*

Item 1A. Risk Factors

Investment in our common stock involves significant risks. If any of the risks discussed in this report occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. The risk factors set forth below are not the only risks that may affect us. Some statements in this report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements."

Risks Related To Our Business

Increases in interest rates and adverse market conditions may negatively affect the value of our investments and increase the cost of our borrowings, which could result in reduced earnings or losses and reduced cash available for distribution to our stockholders.

We invest indirectly in mortgage loans by purchasing Agency RMBS. Under a normal yield curve, an investment in Agency RMBS will decline in value if long term interest rates increase. In addition, net interest income could decrease under an inverted or flat yield curve. Despite Fannie Mae, Freddie Mac or Ginnie Mae guarantees of the principal and interest payments related to the Agency RMBS we own, those guarantees do not protect us from declines in market value caused by changes in interest rates. Declines in the market value of our investments may ultimately result in losses to us, which may reduce earnings and negatively affect cash available for distribution to our stockholders.

A significant risk associated with our investment in Agency RMBS is the risk that both long term and short term interest rates will increase significantly. If long term rates were to increase significantly, the market value of our Agency RMBS would decline and the duration and weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short term interest rates would increase the amount of interest owed on our repurchase agreements used to finance the purchase of Agency RMBS, which would decrease cash available for distribution to our stockholders.

Market values of our investments may decline without any general increase in interest rates for a number of reasons, such as increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, and widening of credit spreads. If the market values of our investments were to decline for any reason, the value of your investment could also decline.

We leverage our portfolio investments in Agency RMBS, which may adversely affect our return on our investments and may reduce cash available for distribution to our stockholders.

We leverage our portfolio investments in Agency RMBS through borrowings under repurchase agreements. Leverage can enhance our potential returns but can also exacerbate losses. The percentage of leverage will vary depending on our ability to obtain these financing facilities and the lender's and rating agencies' estimate of the stability of the portfolio investments' cash flow. As of December 31, 2010, our portfolio was leveraged (as measured by total liabilities to net assets) approximately 8.3 to 1. Our return on our investments and cash available for distribution to our stockholders may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. We may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

Our lenders may require us to provide additional collateral, especially when the market values for our investments decline, which may restrict us from leveraging our assets as fully as desired, and reduce our liquidity, earnings and cash available for distribution to our stockholders.

We currently use repurchase agreements to finance our investments in Agency RMBS. Our repurchase agreements allow the lenders, to varying degrees, to determine a new market value of the collateral to reflect current market conditions. If the market value of the securities pledged or sold by us to a funding source declines in value, we may be required by the lender to provide additional collateral or pay down a portion of the funds advanced on minimal notice, which is known as a margin call. Posting additional collateral will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. Additionally, in order to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur further losses and adversely affect our results of operations and financial condition, and may impair our ability to maintain our current level of distributions to our stockholders. We receive margin calls from our repurchase agreement counterparties from time to time in the ordinary course of business similar to other entities in the specialty finance business. As of December 31, 2010, we had approximately $423.4 million in Agency RMBS, U.S. Treasury securities, cash and cash equivalents available to satisfy future margin calls. In the event we do not have sufficient liquidity to satisfy these margin calls, lending institutions can accelerate our indebtedness, increase our borrowing rates, liquidate our collateral and terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for protection under the U.S. Bankruptcy Code.

Hedging against interest rate exposure may not completely insulate us from interest rate risk and may adversely affect our earnings, which could adversely affect cash available for distributions to our stockholders.

Subject to compliance with the requirements to qualify as a REIT, we engage in certain hedging transactions to limit our exposure to changes in interest rates and therefore may expose ourselves to risks associated with such transactions. We may utilize instruments such as interest rate swaps, caps, collars and floors and Eurodollar and U.S. Treasury futures to seek to hedge the interest rate risk associated with our portfolio. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, we may establish other hedging positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, it may not be possible to hedge against an interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions depends on our Manager's ability to accurately predict movements of interest rates and credit spreads. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

We currently hedge against interest rate risk. Our hedging activity varies in scope based on the level and volatility of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the credit quality of the hedging counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the counterparty in the hedging transaction may default on its obligation to pay.

Our interest rate hedging activity may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders and negatively impact our stock price.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may adversely affect our business.

The payments we receive on the Agency RMBS in which we invest depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States. Fannie Mae and Freddie Mac are U.S. Government-sponsored entities, or GSEs, but their guarantees are not backed by the full faith and credit of the United States.

Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for substantial amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, Congress and the U.S. Treasury undertook a series of actions to stabilize these GSEs and the financial markets, generally. The Housing and Economic Recovery Act of 2008 was signed into law on July 30, 2008, and established the Federal Housing Finance Agency, or FHFA, with enhanced regulatory authority over, among other things, the business activities of Fannie Mae and Freddie Mac and the size of their portfolio holdings. On September 7, 2008, in response to the deterioration in the financial condition of Fannie Mae and Freddie Mac, the FHFA placed Fannie Mae and Freddie Mac into conservatorship, which is a statutory process pursuant to which the FHFA will operate Fannie Mae and Freddie Mac as conservator in an effort to stabilize the entities, and together with the U.S. Treasury and the U.S. Federal Reserve, has undertaken actions designed to boost investor confidence in Fannie Mae and Freddie Mac, support the availability of mortgage financing and protect taxpayers. Appointing FHFA as conservator of both Fannie Mae and

Freddie Mac allows the FHFA to control the actions of the two GSEs without forcing them to liquidate, which would be the case under receivership. In addition, the U.S. Treasury has taken steps to capitalize and provide financing to Fannie Mae and Freddie Mac and agreed to purchase direct obligations and Agency RMBS issued or guaranteed by Fannie Mae or Freddie Mac.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury, in announcing the actions, noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes Agency RMBS and could have broad adverse market implications as well as negatively impact us.

The problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market. Following expiration of the current authorization, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, we would not be able to acquire Agency RMBS from these companies, which would drastically reduce the amount and type of Agency RMBS available for investment, which are our primary investments. As of December 31, 2010, 99.7% of our investments had the principal and interest guaranteed by either Fannie Mae, Freddie Mac or Ginnie Mae.

Our income could be negatively affected in a number of ways depending on the manner in which related events unfold. For example, the current credit support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional credit support it may provide in the future, could have the effect of lowering the interest rate we receive from Agency RMBS, thereby tightening the spread between the interest we earn on our portfolio of targeted investments and our cost of financing that portfolio. A reduction in the supply of Agency RMBS could also increase the prices of Agency RMBS we seek to acquire by reducing the spread between the interest we earn on our portfolio of targeted assets and our cost of financing that portfolio.

As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government and requires Fannie Mae and Freddie Mac to reduce the amount of mortgage loans they own or for which they provide guarantees on Agency RMBS. The effect of the actions taken by the U.S. Government remains uncertain. Furthermore, the scope and nature of the actions that the U.S. Government will ultimately undertake are unknown and will continue to evolve. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. Government, and could also nationalize or eliminate these GSEs entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on investments in Fannie Mae and/or Freddie Mac Agency RMBS. It is also possible that such laws could adversely impact the market for such securities and spreads at which they trade. All of the foregoing could materially adversely affect the pricing, supply, liquidity and value of our target assets and otherwise materially adversely affect our business, operations and financial condition.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, the Agency RMBS in which we invest.

During the second half of 2008, the U.S. Government, through the Federal Housing Authority, or FHA, and the Federal Deposit Insurance Corporation, or FDIC, commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. One such program is the Hope for Homeowners program, which is effective from October 1, 2008 through September 30, 2011 and will enable certain distressed borrowers to refinance their mortgages into FHA-insured loans. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

In addition, in February 2009 the U.S. Treasury announced the Homeowner Affordability and Stability Plan, or HASP, which is a multi-faceted plan, intended to prevent residential mortgage foreclosures by, among other things:

- allowing certain homeowners whose homes are encumbered by Fannie Mae or Freddie Mac conforming mortgages to refinance those mortgages into lower interest rate mortgages with either Fannie Mae or Freddie Mac;
- creating the Homeowner Stability Initiative, which is intended to utilize various incentives for banks and mortgage servicers to modify residential mortgage loans with the goal of reducing monthly mortgage principal and interest payments for certain qualified homeowners; and
- allowing judicial modifications of Fannie Mae and Freddie Mac conforming residential mortgage loans during bankruptcy proceedings.

It is likely that loan modifications would result in increased prepayments on some Agency RMBS. See"—Prepayment rates could negatively affect the value of our Agency RMBS, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders," for information relating to the impact of prepayments on our business.

These loan modification programs, as well as future legislative or regulatory actions, including amendments to the bankruptcy laws, that result in the modification of outstanding mortgage loans may adversely affect the value of, and the returns on, the Agency RMBS in which we invest.

Prepayment rates could negatively affect the value of our Agency RMBS, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers' abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when applicable mortgage interest rates decline. Consequently, owners of the loans have to reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when mortgage interest rates remain steady or increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect our ability to maintain targeted amounts of leverage on our Agency RMBS portfolio and may result in reduced earnings or losses for us and negatively affect the cash available for distribution to our stockholders.

The Hope for Homeowners program, which is effective from October 1, 2008 through September 30, 2011, and HASP, which was announced in February 2009, will enable certain distressed borrowers to refinance their mortgages, which could increase prepayments on the mortgages backing our Agency RMBS.

Despite Fannie Mae, Freddie Mac or Ginnie Mae guarantees of principal and interest related to the Agency RMBS we own, those guarantees do not protect investors against prepayment risks.

Our portfolio investments are recorded at fair value based on market quotations from pricing services and broker/dealers. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

All of our current portfolio investments are, and some of our future portfolio investments will be, in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We currently value and will continue to value these investments monthly at fair value as determined in good faith by our Manager based on market quotations from pricing services and brokers/dealers. Because such quotations and valuations are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates, and our determinations of fair value may differ materially from the values that would have been used if a public market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Our delayed delivery transactions, including "to-be-announced" transactions, or TBAs, subject us to certain risks, including price risks and counterparty risks.

We purchase a substantial portion of our Agency RMBS through delayed delivery transactions, including TBAs. In a delayed delivery transaction, we enter into a forward purchase agreement with a counterparty to purchase either (i) an identified Agency RMBS, or (ii) a to-be-issued (or "to-be-announced") Agency RMBS with certain terms. As with any forward purchase contract, the value of the underlying Agency RMBS may decrease between the contract date and the settlement date. Furthermore, a transaction counterparty may fail to deliver the underlying Agency RMBS at the settlement date. If any of the above risks were to occur, our financial condition and results of operations may be materially adversely affected.

An increase in our borrowing costs relative to the interest we receive on our assets may impair our profitability and thus our cash available for distributions to our stockholders.

As our repurchase agreements and other short term borrowings mature, we must either enter into new borrowings or liquidate certain of our investments at times when we might not otherwise choose to do so. Lenders may seek to use a maturity date as an opportune time to demand additional terms or increased collateral requirements that could be adverse to us and harm our operations. An increase in short term interest rates when we seek new borrowings would reduce the spread between our returns on our assets and the cost of our borrowings. This would reduce the returns on our assets which might reduce earnings and in turn cash available for distributions to our stockholders. We generally expect that the interest rates tied to our borrowings will adjust more rapidly than the interest rates tied to the assets in which we invest.

If the lending institution under one or more of our repurchase agreements defaults on its obligation to resell the underlying security back to us at the end of the agreement term, we will lose money on our repurchase transactions.

When we engage in a repurchase transaction, we will initially sell securities to the transaction counterparty under a master repurchase agreement in exchange for cash from the counterparty. The counterparty is obligated to resell the same securities back to us at the end of the term of the repurchase agreement, which typically is 30 to 90 days, but which may be up to one year. If the counterparty in a repurchase transaction defaults on its obligation to resell the securities back to us we will incur a loss on the transaction equal to the amount of the haircut (assuming no change in the value of the securities). Losses incurred on our repurchase transactions would adversely affect our earnings and our cash available for distribution to our stockholders.

If we default on our obligations under our repurchase agreements, we may be unable to establish a suitable replacement facility on acceptable terms or at all.

If we default on one of our obligations under a repurchase agreement, the counterparty may terminate the agreement and cease entering into any other repurchase agreements with us. In that case, we would likely need to establish a replacement repurchase facility with another financial institution in order to continue to leverage our investment portfolio and carry out our investment strategy. We may be unable to establish a suitable replacement repurchase facility on acceptable terms or at all.

Our repurchase agreements may give our lenders greater rights in the event that we file for bankruptcy.

Our borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the repurchase agreements without delay if we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets under a repurchase agreement in the event that a lender party to such an agreement files for bankruptcy. Thus, the use of repurchase agreements exposes our pledged assets to increased risk in the event we or any of our lenders files for bankruptcy.

Failure to procure adequate funding and capital would adversely affect our results and may, in turn, negatively affect the value of our common stock and our ability to distribute dividends to our stockholders.

We depend upon the availability of adequate funding and capital for our operations. To maintain our status as a REIT, we are required to distribute at least 90% of our REIT taxable income annually, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders and therefore are not able to retain our earnings for new investments. We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. In the event that we cannot obtain sufficient funding and capital on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions to our stockholders, and you may lose part or all of your investment.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with other REITs, financial companies, public and private funds, commercial and investment banks and commercial finance companies. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Our financial condition and results of operations will depend on our ability to manage future growth effectively.

Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on our Manager's ability to identify and invest in securities that meet our investment criteria. Accomplishing this result on a cost-effective basis largely will be a function of our Manager's structuring and implementation of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The senior management team of our Manager has substantial responsibilities under the management agreement. In order to grow, our Manager, or its sub-advisors, needs to hire, train, supervise and manage new employees successfully. However, we can offer no assurance that any of those employees will contribute to the work of our Manager. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may change our investment strategy and asset allocation without notice or stockholder consent, which may result in riskier investments.

Our board of directors has the authority to change our investment strategy or asset allocation at any time without notice to or consent from our stockholders. In 2008, our board of directors amended our investment guidelines to require that we invest exclusively in Agency RMBS. In 2010, our board of directors modified our investment guidelines to permit investments in CMOs. To the extent that our investment strategy changes in the future, we may make investments that are different from, and possibly riskier than, the investments described in this annual report on Form 10-K. A change in our investment strategy may increase our exposure to interest rate and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our allocating assets in a different manner than as described in this annual report on Form 10-K.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or a clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction most likely will result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. In addition, we may not always be able to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may enter into derivative contracts that could expose us to unexpected economic losses in the future.

Swaps, caps and certain options and other custom instruments are subject to the risk of non-performance by the counterparty, including risks relating to the creditworthiness of the counterparty. In addition, we also are subject to the risk of the failure of any of the exchanges or clearing houses on which we trade. Subject to maintaining our qualification as a REIT, we may enter into interest rate swaps and caps. Swap and cap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap and cap agreements may increase or decrease exposure to long term or short term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of equity securities, or inflation rates. Swap agreements can take many different forms and are known by a variety of names. We are not precluded from any particular form of swap or option agreement if our Manager determines it is consistent with our investment objectives and policies.

Swap and cap agreements tend to shift investment exposure from one type of investment to another. Depending on how they are used, swap and cap agreements may increase or decrease the overall volatility of our portfolio. The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, individual equity values or other factors that determine the amounts of payments due to and from us. If a swap agreement calls for payments or collateral transfers by us, we must be prepared to make such payments and transfers when due. Additionally, if a counterparty's creditworthiness declines, the value of swap agreements with the counterparty can be expected to decline, potentially resulting in losses by us.

The U.S. Commodity Futures Trading Commission and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position that any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that trading decisions may have to be modified and that positions held may have to be liquidated to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect our operations and profitability.

Part of our investment strategy involves entering into derivative contracts that could require us to fund cash payments in the future under certain circumstances, such as the early termination of the derivative agreement caused by any event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract. The amount due would be equal to the unrealized loss of the open derivative positions with the respective counterparty and could also include other fees and charges. These potential payments will be contingent liabilities and therefore may not appear on our balance sheet. The economic losses will be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could adversely impact our financial condition.

Loss of our exemption from regulation under the Investment Company Act would negatively affect the value of shares of our common stock and our ability to distribute cash to our stockholders.

We have operated and intend to continue to operate our business so as to be exempt from registration under the Investment Company Act because we are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Specifically, we invest and intend to continue to invest so that at least 55% of the assets that we own on an unconsolidated basis consist of qualifying mortgages and other liens and interests in real estate, which are collectively referred to as "qualifying real estate assets," and so that at least 80% of the assets we own on an unconsolidated basis consist of real estate related assets (including our qualifying real estate assets). We treat Fannie Mae, Freddie Mac and Ginnie Mae whole-pool residential mortgage pass-through securities issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool as qualifying real estate assets. Although CMOs are real estate related assets, they are not "qualifying real estate assets" for purposes of the Investment Company Act.

If we fail to qualify for this exemption, we could be required to restructure our activities in a manner that, or at a time when, we would not otherwise choose to do so, which could negatively affect the value of shares of our common stock and our ability to make distributions to our stockholders. For example, if the market value of our investments in CLOs, which are not qualifying real estate assets or real estate related assets were to increase by an amount that resulted in less than 80% of our assets being invested in whole-pool Agency RMBS, we might have to sell CLOs in order to maintain our exemption from the Investment Company Act. Also, if the market value of our investments in CMOs, which are not qualifying real estate assets, were to increase by an amount that resulted in less than 55% of our assets being invested in whole-pool Agency RMBS, we might have to sell CMOs in order to maintain our exemption from the Investment Company Act. These sales could occur during adverse market conditions, and we could be forced to accept a price below that which we believe is acceptable.

We are highly dependent on communications and information systems operated by third parties, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay distributions to our stockholders.

Our business is highly dependent on communications and information systems that allow us to monitor, value, buy, sell, finance and hedge our investments. These systems are operated by third parties and, as a result, we have limited ability to ensure their continued operation. In the event of systems failure or interruption, we will have limited ability to affect the timing and success of systems restoration. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, including Agency RMBS trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

CMOs may be subject to greater risks than whole-pool Agency RMBS.

In March 2010, our board of directors amended our investment guidelines to allow us to invest in CMOs. CMOs are securitizations issued by a government agency or a government sponsored entity that are collateralized by Agency RMBS that are divided into various tranches that have different characteristics (such as different maturities or different coupon payments), and, therefore, may carry greater risk than an investment in whole-pool Agency RMBS. For example, certain CMO tranches, such as interest-only securities, principal-only securities, support securities and securities purchased at a significant premium, are more sensitive to prepayment risks than other tranches or whole-pool Agency RMBS. In addition, the yield on floating rate and inverse floating rate tranches are sensitive to changes in the interest rate index used to calculate the coupon on such classes. If we were to invest in CMO tranches that were more sensitive to prepayment risks relative to other CMO tranches or whole-pool Agency RMBS, we may increase our portfolio-wide prepayment and interest rate risk.

Our investments in subordinated tranches of CLOs may be subject to losses.

We have invested a small portion of our total assets in lower-rated or non-rated deeply subordinated tranches of CLOs collateralized primarily by corporate leveraged loans, and to a lesser extent, by corporate debt securities. In general, losses on a loan or other asset included in a securitization will be borne first by equity support, a cash reserve fund or a letter of credit, if any, and then by the subordinated security holders. In the event of nonpayment on the loan or other asset and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchased. In addition, if the underlying asset portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy payments due on the related CLO, significant losses to us may result. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of loans underlying the CLO to make required payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities.

CLOs in which we have invested may not be adequately managed or may not have a liquid market. If this were the case, we could lose a portion, or potentially all, of our investment in subordinated tranches of CLOs.

Many CLO managers are relatively new to the securitization business and may not have the systems or processes in place to adequately manage such CLOs. Failure to adequately manage a CLO could result in, among other things, mistimed collateral sales and purchases, purchasing underperforming collateral, and inadequate cash flow processing, all of which could negatively affect the performance of the CLO. In addition, the market for these securities is relatively new and has been volatile for the last two years due to the continued adverse developments in the fixed income and credit markets, and we may have difficulty valuing them, financing them or finding a market should we decide to sell them. As a result, we could lose a portion, or potentially all, of our investment in subordinated tranches of CLOs, which could adversely impact our results of operations, financial condition and business.

The assets collateralizing the CLOs in which we have invested will subject us to specific risks that could adversely affect our operating results and the value of our assets.

The CLOs in which we have invested are collateralized primarily by corporate leveraged loans. These loans are term loans and revolving loans, pay interest at a fixed or floating rate, are senior or subordinated and secured or unsecured. These loans are illiquid. To the extent that they are non-investment grade, they may also bear risks associated with high-yield bonds.

The CLOs in which we have invested may acquire interests in corporate leveraged loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of the debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the CLOs in which we have invested generally have no right to enforce compliance by the borrower with the terms of the credit agreement, or any rights of set-off against the borrower, and the CLOs in which we have invested do not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the CLOs in which we invest will assume the credit risk of both the borrower and the institution selling the participation. Default rates on the corporate leveraged loans collateralizing the CLOs in which we have invested increased in 2008, and the respective CLO managers have been unable to seek adequate recourse, which has resulted in a decrease in the value of and income generated by our CLOs. We could experience increased defaults on the loans in our CLOs in the future.

Our investments in CLOs with over-collateralization requirements may have a negative impact on our cash flow.

The terms of CLOs in which we have invested require that the principal amount of assets must exceed the principal balance of the related bonds by a certain amount, commonly referred to as "over-collateralization." The CLO terms generally provide that, if certain delinquencies and/or losses exceed specified levels, which are established based on the analysis by the rating agencies (or any financial guaranty insurer) of the characteristics of the assets collateralizing the bonds, our ability to receive net income from the assets collateralizing the obligations may be impaired. We cannot assure you that the over-collateralization tests will be satisfied.

If we issue debt securities, our operations may be restricted and we will be exposed to additional risk.

If we decide to issue debt securities in the future, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We, and indirectly our stockholders, will bear the cost of issuing and servicing such securities. Holders of debt securities may be granted specific rights, including but not limited to, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the indenture, rights to restrict dividend payments, and rights to approve the sale of assets. Such additional restrictive covenants and operating restrictions could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay distributions to our stockholders.

Risks Related To Our Management and Our Relationship with Our Manager, Cypress and Sharpridge

We are dependent on our Manager and may not find a suitable replacement if our Manager terminates the management agreement.

We have no employees. Our officers are employees of Sharpridge. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies. We are subject to the risk that our Manager will terminate the management agreement and that no suitable replacement will be found to manage us. We believe that our success depends to a significant extent upon the experience of our Manager's executive officers, whose continued service is not guaranteed. If our Manager terminates the management agreement, we may not be able to execute our business plan and may suffer losses, which could materially decrease cash available for distribution to our stockholders.

We are dependent on certain key personnel of Sharpridge and Cypress for our future success, and their continued service to us is not guaranteed.

The senior management of our Manager evaluates, negotiates, structures, closes and monitors our investments. We depend on the diligence, skill, investment expertise and network of business contacts of the senior management of our Manager and its affiliates. For a description of the senior management team, see Item 10 of this annual report on Form 10-K. Kevin E. Grant is the chief executive officer of our Manager and has extensive experience managing investment portfolios maximizing risk adjusted returns. We are reliant on Mr. Grant's expertise and his ability to select a highly talented team of senior management professionals to evaluate, negotiate, structure, close and monitor our investments. The loss of Mr. Grant's services or the services of any of our executive officers could have a material adverse effect on our performance and our ability to effectively monitor our portfolio of assets, source investment opportunities, make investment decisions, or execute our strategy and achieve our investment objectives. We also depend, to a significant extent, on our Manager's access to the investment professionals and principals of Sharpridge and Cypress and the information and investment sourcing generated by the Sharpridge and Cypress investment professionals in the course of their investment and portfolio management activities. We are also subject to the risk that Sharpridge and/or Cypress will terminate their respective sub-advisory agreements with our Manager and that no suitable replacements will be found to advise our Manager. We can offer no assurance that our Manager will remain our Manager or that we will continue to have access to Sharpridge's or Cypress' principals and investment professionals or their information and deal flow.

Because our management agreement was negotiated between related parties and due to our relationship with our Manager, conflicts of interest exist that could result in decisions that are not in the best interests of our stockholders.

We are subject to potential conflicts arising out of our relationship with our Manager and its affiliates. We are entirely dependent on our Manager for our day-to-day management and have no independent officers. Our chairman, chief executive officer and president, chief financial officer, chief operating officer and secretary also serve as officers of Sharpridge. In addition, certain of our other directors are affiliated with our Manager. As a result, our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Although our Manager and its affiliates are not permitted to raise, advise or sponsor a new REIT that invests in domestic mortgage-backed securities, or MBS, a portfolio company of any private equity fund controlled by Cypress shall not be deemed to be an affiliate or an entity under common control with our Manager. As a result, any such entity could engage in a business directly in competition with us. If our Manager or its affiliates engages in additional management or investment opportunities that have overlapping objectives with us, our Manager or its affiliates may face conflicts in the allocation of investment opportunities to these other managed entities or investments. As a result of our available liquidity, our investment policies, REIT requirements and other legal restrictions applicable to us and other relevant considerations, it is possible that we may not be given the opportunity to participate in certain investments made by existing or future entities affiliated with our Manager. Additionally, the ability of our Manager and its officers and employees to engage in other business activities may reduce the time our Manager spends managing us. In addition, we may compete, directly or indirectly, with other accounts or pools of capital affiliated or managed by Cypress and/or Sharpridge for access to Cypress and Sharpridge's resources and investment opportunities, which may reduce investment opportunities available to us.

Our investment focus is different from those of other entities that are or have been managed by Cypress or Sharpridge investment professionals.

Even though our Manager is an affiliate of Cypress and Sharpridge, our investment focus is different from those of other entities that are or have been managed by Cypress or Sharpridge investment professionals. We can offer no assurance that our Manager will replicate the historical success of the Manager's investment professionals in their previous endeavors, and we caution you that our investment returns could be substantially lower than the returns achieved by our Manager's investment professionals' previous endeavors.

Our board of directors does not approve each investment decision made by our Manager.

Our directors periodically review our investment guidelines and our investment portfolio. However, our board of directors does not review all of our proposed investments. In addition, in conducting periodic reviews, the directors may rely primarily on information provided to them by our Manager. Furthermore, transactions entered into or structured for us by our Manager may be difficult or impossible to unwind by the time they are reviewed by the directors.

Our base management fee is payable regardless of our performance.

Our Manager is entitled to receive a base management fee that is based on the amount of our net assets (as defined in the management agreement), regardless of the performance of our portfolio. Our Manager's entitlement to substantial non-performance based compensation might reduce its incentive to devote its time and effort to seeking profitable opportunities for our portfolio. This in turn could hurt our ability to make distributions to our stockholders and could negatively impact our stock price.

Termination by us of the management agreement with our Manager without cause is difficult and costly.

The initial term of the management agreement expired on December 31, 2008, and it has been automatically renewed each year for a one-year term currently that will expire on December 31, 2011. Going forward, the management agreement will be automatically renewed for a one-year term each anniversary date thereafter unless notice of non-renewal is given to us by our Manager. Our independent directors will review our Manager's performance annually and the management agreement may be terminated upon the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of a majority of the outstanding shares of our common stock, based upon:

- unsatisfactory performance by our Manager that is materially detrimental to us or
- a determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent such a termination by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors and our Manager.

We must provide 180 days prior notice of any such termination. Our Manager will be paid a termination fee equal to four times the sum of (a) the average annual base management fee earned by the Manager during the 24-month period prior to such termination and (b) the average annual incentive compensation earned (notwithstanding that the payment of any such incentive compensation may have been waived) by our Manager during the 24-month period immediately prior to such termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. However, we and our Manager have agreed to terminate the management agreement upon the completion of an internalization transaction without payment of any termination fee to our Manager pursuant to the terms of the management agreement. The current termination fee may make it more difficult for us to terminate the management agreement. These provisions may increase the effective cost to us of terminating the management agreement, thereby adversely affecting our ability to terminate our Manager without cause.

Our Manager's liability is limited under the management agreement, and we have agreed to indemnify our Manager against certain liabilities.

Pursuant to the management agreement, our Manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager and its sub-advisors, members, officers and employees are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement. We have agreed to indemnify our Manager and its sub-advisors, members, officers, and employees and each person controlling our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of such indemnified party (i) not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties and (ii) performed in good faith in accordance with and pursuant to the management agreement.

Risks Related to Our Organization and Structure

Our charter and bylaws contain provisions that may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Our charter and bylaws contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors. These provisions include the following:

There are ownership limits and restrictions on transferability and ownership in our charter. In order to qualify as a REIT for each taxable year after 2006, not more than 50% of the value of our outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") to include natural persons and certain entities) during the second half of any calendar year and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. To assist us in meeting these requirements, subject to some exceptions, our charter generally prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock unless an exemption is granted by our board of directors in its sole discretion. For purposes of this calculation, warrants treated as held by a person will be deemed to have been exercised. However, warrants held by other unrelated persons will not be deemed to have been exercised.

This ownership restriction may:

- discourage a tender offer or other transactions or a change in the composition of our board of directors or control that might involve a premium price for our shares or otherwise be in the best interests of our stockholders; or
- result in shares issued or transferred in violation of such restriction being automatically transferred to a trust for a charitable beneficiary and thereby resulting in a forfeiture of such shares.

Our charter permits our board of directors to issue common or preferred stock with terms that may discourage a third party from acquiring us. Our charter permits our board of directors to amend our charter, without approval of our stockholders, to increase the total number of authorized shares of stock or the number of shares of any class or series, and to cause the issuance of common or preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our board of directors. Thus, our board of directors could authorize the issuance of common or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

Our charter and bylaws contain other possible anti-takeover provisions. Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter special stockholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL, by resolution of our board of directors, and in the case of the control share provisions of the MGCL, pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to repeal the foregoing opt-outs from the business combination provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

We have entered into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. In addition, our charter authorizes our company to obligate itself to indemnify our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify each present or former director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

We may be subject to adverse legislative or regulatory changes that could reduce the market price of our common stock.

At any time, laws or regulations, or the administrative interpretations of those laws or regulations, that impact our business and Maryland corporations may be amended. In addition, the markets for MBS and derivatives, including swaps, have been the subject of intense scrutiny in recent years. We cannot predict when or if any new law, regulation or administrative interpretation, or any amendment to any existing law, regulation or administrative interpretation, will be adopted or promulgated or will become effective. Additionally, revisions in these laws, regulations or administrative interpretations could cause us to change our investments. We could be adversely affected by any such change in, or any new, law, regulation or administrative interpretation, which could reduce the market price of our common stock.

Tax Risks

Failure to qualify as a REIT would subject us to federal income tax, which could adversely affect the value of the shares of our common stock and would reduce the cash available for distribution to our stockholders.

We operate in a manner that is intended to cause us to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis.

Our ability to satisfy the asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Although we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year.

If we fail to qualify as a REIT in any calendar year, we would be required to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Our ability to invest in and dispose of "to be announced" securities could be limited by our REIT status, and we could lose our REIT status as a result of these investments.

We have purchased, and may purchase in the future, Agency RMBS through "to-be-announced" forward contracts, or TBAs, or dollar roll transactions. In certain instances, rather than take delivery of the Agency RMBS subject to a TBA, we will dispose of the TBA through a dollar roll transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. We account for dollar roll transactions as purchases and sales. The law is unclear regarding whether TBAs will be qualifying assets for the 75% asset test and whether income and gains from dispositions of TBAs will be qualifying income for the 75% gross income test.

Until such time as we seek and receive a favorable private letter ruling from the Internal Revenue Service, or the IRS, or we are advised by counsel that TBAs should be treated as qualifying assets for purposes of the 75% asset test, we will limit our investment in TBAs and any non-qualifying assets to no more than 25% of our assets at the end of any calendar quarter. Further, until such time as we seek and receive a favorable private letter ruling from the IRS or we are advised by counsel that income and gains from the disposition of TBAs should be treated as qualifying income for purposes of the 75% gross income test, we will limit our gains from dispositions of TBAs and any non-qualifying income to no more than 25% of our gross income for each calendar year. Accordingly, our ability to purchase Agency RMBS through TBAs and to dispose of TBAs, through dollar roll transactions or otherwise, could be limited.

Moreover, even if we are advised by counsel that TBAs should be treated as qualifying assets or that income and gains from dispositions of TBAs should be treated as qualifying income, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and such income is not qualifying income. In that event, we could be subject to a penalty tax or we could fail to qualify as a REIT if (i) the value of our TBAs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our gross assets at the end of any calendar quarter or (ii) our income and gains from the disposition of TBAs, together with our non-qualifying income for the 75% gross income test, exceeded 25% of our gross income for any taxable year.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego attractive business or investment opportunities. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

In order to qualify as a REIT, an entity must distribute to its stockholders, each calendar year, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that a REIT satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed income. In addition, a REIT will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than the sum of:

- 85% of its REIT ordinary income for that year;
- 95% of its REIT capital gain net income for that year; and
- 100% of its undistributed taxable income from prior years.

We intend to continue to make distributions in the future to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both federal corporate income tax and the 4% nondeductible excise tax. However, there is no requirement that TRSs distribute their after-tax net income to their parent REIT or their stockholders, and if we utilize a TRS it may determine not to make any distributions to us.

Our taxable income may substantially exceed our net income as determined based on GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as phantom income. Although some types of phantom income are excluded in determining the 90% distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to any phantom income items if we do not distribute those items on an annual basis. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt or liquidate non-cash assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% nondeductible excise tax in that year.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. Pursuant to Revenue Procedure 2010-12 ("Revenue Procedure"), the IRS has indicated that it will treat distributions from certain publicly traded REITs that are paid part in cash and part in stock as dividends that would satisfy the REIT's annual distribution requirements and qualify for the dividends paid deduction for federal income tax purposes. In order to qualify for such treatment, the Revenue Procedure requires that at least 10% of the total distribution be payable in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder's distribution in cash). This Revenue Procedure applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011. Although we have no current intention of paying dividends in our own stock, if in the future we choose to pay dividends in our own stock, our stockholders may be required to pay tax in excess of the cash that they receive.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code limit our ability to hedge Agency RMBS and related borrowings. Under these provisions, we must limit our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources to 5% or less of our annual gross income. As a result, we might in the future have to limit our use of advantageous hedging techniques or implement those hedges through a domestic TRS. This could increase the cost of our hedging activities, because a domestic TRS would be subject to tax on gains, or leave us exposed to greater risks associated with changes in interest rates than we would otherwise want to bear.

Withholding tax may apply to our dividends and proceeds of sales in respect of our common stock after December 31, 2012.

For payments made after December 31, 2012, United States federal withholding tax at a 30% rate will apply to payments of dividends and gross proceeds from sales of our stock made to foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of certain United States persons and United States owned foreign entities with accounts at the institution (or the institution's affiliates) and to annually report certain information about such accounts. The withholding tax also will apply to payments of dividends and gross proceeds of sales to certain foreign entities that do not disclose the name, address and taxpayer identification number of any substantial United States owners (or certify that they do not have any substantial United States owners). Thus, if a stockholder holds our shares through a foreign financial institution or foreign corporation or trust, dividends and gross proceeds of sales made after December 31, 2012 may be subject to a 30% withholding tax. Stockholders that are not United States persons may be subject to withholding tax on our dividends under current law.

The taxation of corporate dividends may adversely affect the value of our stock.

Legislation enacted in 2003, 2006 and 2010, among other things, generally reduces to 15% the maximum marginal rate of tax payable by taxpayers taxed at individual rates on dividends received from a regular C corporation until January 1, 2013. This reduced tax rate, however, will not apply to dividends paid by a REIT on its stock, except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders generally will still be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this legislation could cause taxpayers taxed at individual rates to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the investor's other ordinary income. We cannot predict what effect, if any, this legislation may have on the value of the stock of REITs in general or on the value of our common stock in particular, either in terms of price or relative to other investments.

The failure of Agency RMBS subject to a repurchase agreement to qualify as real estate assets would adversely affect our ability to qualify as a REIT.

We have entered into sale and repurchase agreements under which we nominally sold certain of our Agency RMBS to a counterparty and simultaneously entered into an agreement to repurchase the sold assets. We believe that we are treated for federal income tax purposes as the owner of the Agency RMBS that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of such assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the Agency RMBS during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may lose our REIT qualification or be subject to a penalty tax if the IRS, successfully challenges our characterization of income from our investments in subordinated tranches of CLOs issued by foreign corporations.

We likely will be required to include in our income, even without the receipt of actual distributions, earnings from our investment in the subordinated tranches of CLOs and issued by foreign corporations. We intend to treat certain of these income inclusions as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. The provisions that set forth what income is qualifying income for purposes of the 95% gross income test provide that gross income derived from dividends, interest and certain other enumerated classes of passive income qualify for purposes of the 95% gross income test. Income inclusions from equity investments in foreign corporations are technically neither actual dividends nor any of the other enumerated categories of income specified in the 95% gross income test for U.S. federal income tax purposes, and there is no other clear precedent with respect to the qualification of such income. However, based on advice of counsel, we intend to treat such income inclusions as qualifying income for purposes of the 95% gross income test. Nevertheless, because this income does not meet the literal requirements of the REIT provisions, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income was determined not to qualify for the 95% gross income test, we would be subject to a penalty tax with respect to such income to the extent it and our other non-qualifying income exceeds 5% of our gross income or we could fail to qualify as a REIT. In addition, if such income was determined not to qualify for the 95% gross income test, we would need to invest in sufficient qualifying assets, or sell some of our interests in other foreign corporations, to ensure that the income recognized by us from our investment in the subordinated tranches of CLOs issued by foreign corporations does not exceed 5% of our gross income, or we would cease to qualify as a REIT. We currently intend that income inclusions from our investment in subordinated tranches of CLOs issued by foreign corporations together with any non-qualifying income will not exceed 5% of our gross income; however, no assurance can be given that this will not change in the future.

If the CLO issuers in which we have invested are subject to federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to pay their creditors and to distribute to us.

We have invested in subordinated tranches of CLOs which are treated as equity for federal income tax purposes. The CLO issuers in which we have invested will be treated as corporations for federal income tax purposes. The CLO issuers are organized in foreign countries. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees or through a resident broker, commission agent, custodian or other agent. We expect that the CLO issuers in which we have invested will rely on that exemption or otherwise operate in a manner so that they will not be subject to federal income tax on their net income at the entity level. If the IRS were to succeed in challenging that tax treatment, it could greatly reduce the amount that those CLO issuers would have available to pay to their creditors and to distribute to us.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. Any of these taxes would decrease cash available for distribution to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted or promulgated or will become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation. Additionally, revisions in federal tax laws and interpretations thereof could cause us to change our investments and commitments and affect the tax considerations of an investment in us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We do not own any properties. Our offices are located in leased space at 437 Madison Avenue, Floor 33, New York, New York 10022 and the telephone number of our offices is (212) 612-3210. The offices of our Manager and The Cypress Group are at the same location. Sharpridge Capital Management, L.P. is located at 890 Winter Street, Suite 200, Waltham, Massachusetts, 02451. As part of our management agreement, our Manager is responsible for providing offices necessary for all operations, and accordingly, all lease responsibilities belong to our Manager.

Item 3. Legal Proceedings

Neither we, nor our Manager are currently subject to any material legal proceedings.

Item 4. [Removed and Reserved.]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been listed and is traded on the New York Stock Exchange ("NYSE") under the symbol "CYS" since June 12, 2009. The following table presents the high and low sales prices for our common stock as reported by the NYSE for the period from June 12, 2009 to December 31, 2010.

	High	Low
Period from June 12, 2009 to June 30, 2009	$12.10	$11.00
Quarter Ended September 30, 2009	14.89	11.80
Quarter Ended December 31, 2009	14.29	12.77
Quarter Ended March 31, 2010	13.85	12.69
Quarter Ended June 30, 2010	14.57	5.00
Quarter Ended September 30, 2010	14.25	12.30
Quarter Ended December 31, 2010	14.07	12.46

The per-share closing price for our common stock, as reported by the NYSE on February 4, 2011, was $12.74.

Holders of Our Common Stock

As of January 31, 2011, there were approximately 69 record holders of our common stock, including shares held in "street name" by nominees who are record holders.

Dividends

We intend to continue to pay quarterly dividends to holders of shares of common stock. Future dividends will be at the discretion of the board of directors and will depend on our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. For 2010, the Company paid $2.35 in cash per share of common stock in dividends of which 42% represented ordinary income, 3% represented capital gain and 55% represented return of capital, for tax purposes. The following table sets forth, for the periods indicated, the dividends declared per share of common stock.

	Common Dividends Declared Per Share
January 1, 2009 to March 31, 2009	$—
April 1, 2009 to June 30, 2009	$1.20
July 1, 2009 to September 30, 2009	$0.35
October 1, 2009 to December 31, 2009	$0.55
January 1, 2010 to March 31, 2010	$0.55
April 1, 2010 to June 30, 2010	$0.60
July 1, 2010 to September 30, 2010	$0.60
October 1, 2010 to December 31, 2010	$0.60

Performance Graph

The following graph provides a comparison of the cumulative total return on our common stock from June 12, 2009 to the NYSE closing price per share on December 31, 2010 with the cumulative total return on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and the FTSE National Association of Real Estate Investment Trusts Mortgage REIT Index (the "FTSE NAREIT MREIT Index"). Total return values were calculated assuming a $100 investment on June 12, 2009 with reinvestment of all dividends in (i) the common stock, (ii) the S&P 500 and (iii) the FTSE NAREIT MREIT Index.


$160
$150
$140
$130
$120
$110
$100
$90
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Cypress Sharpridge Investments, Inc.
S&P 500 Total Return
FTSE NAREIT MREIT

The actual returns shown on the graph above are as follows:

	06/12/09	06/30/09	09/30/09	12/31/09	03/31/10	06/30/10	09/30/10	12/31/10
Cypress Sharpridge Investments, Inc.	$100.00	$103.03	$122.94	$120.03	$123.72	$122.07	$134.47	$142.15
S&P 500 Total Return	100.00	97.23	112.40	119.19	125.61	111.26	123.82	137.14
FTSE NAREIT MREIT	100.00	106.79	128.66	127.06	130.12	131.89	141.80	155.76

Item 6. Selected Financial Data

The following table presents selected historical financial and operating information. The selected historical income statement and balance sheet data presented below as of December 31, 2010, 2009, 2008, 2007 and 2006, for the years ended December 31, 2010, 2009, 2008 and 2007 and for the period from February 10, 2006 (commencement of operations) to December 31, 2006, has been derived from our audited financial statements. Because we only operated our business for a portion of the year ended December 31, 2006, we do not believe that a comparison of our operating results for the years ended December 31, 2010, 2009, 2008 and 2007 to the period from February 10, 2006 (commencement of operations) to December 31, 2006 is indicative of the trends in our performance. The "Key Portfolio Statistics" have been derived from our underlying books and records.

The information presented below is only a summary and does not provide all of the information contained in our historical financial statements, including the related notes. You should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements, including the related notes. The per share amounts in the chart below have been adjusted to reflect the three-for-one reverse stock split effective May 28, 2008.

	Year Ended December 31,				
	2010	2009	2008	2007	2006*
Income Statement Data:					
Investment income—Interest income					
Interest Income—Agency RMBS	$ 72,703,350	$ 44,060,342	$ 48,997,293	$ 129,505,620	$ 45,184,854
Interest Income—CLOs, Structured Notes & Cash Equivalents	2,835,607	1,465,807	6,478,529	6,079,522	2,882,851
Total interest income	75,538,957	45,526,149	55,475,822	135,585,142	48,067,705
EXPENSES:					
Interest expense	5,055,584	4,461,432	23,980,836	112,995,775	38,716,966
Operating expenses	10,461,098	7,013,669	7,747,884	5,246,895	3,637,531
Total expenses	15,516,682	11,475,101	31,728,720	118,242,670	42,354,497
Net investment income	60,022,275	34,051,048	23,747,102	17,342,472	5,713,208
Net gain (loss) from investments	1,282,932	39,513,017	(34,360,594)	(19,725,349)	(5,752,421)
GAINS AND (LOSSES) FROM SWAP AND CAP CONTRACTS:					
Net swap and cap interest income (expense)	(18,563,320)	(7,623,821)	(6,945,012)	3,001,870	75,267
Net gain (loss) on termination of swap contracts	(36,925,072)	(10,804,123)	(35,118,468)	(3,432,742)	64,733
Net unrealized appreciation (depreciation) on swap and cap contracts	16,573,541	8,709,674	13,504,523	(26,873,523)	865,480
Net gain (loss) from swap and cap contracts	(38,914,851)	(9,718,270)	(28,558,957)	(27,304,395)	1,005,480
NET INCOME (LOSS)	$ 22,390,356	$ 63,845,795	$ (39,172,449)	$ (29,687,272)	$ 966,267
Net income (loss) per common share (diluted)	$ 0.73	$ 4.75	$ (5.50)	$ (4.68)	$ 0.24
Distributions per common share	$ 2.35	$ 2.10	$ 1.32	$ 3.00	$ 1.98
Key Portfolio Statistics**					
Average Agency RMBS(1)	$2,080,888,734	$992,329,669	$897,714,150	$2,147,699,675	$890,543,418
Average repurchase agreements	1,765,953,105	847,359,432	796,027,700	2,044,976,836	832,746,432
Average net assets	390,906,564	178,411,354	110,261,494	163,990,080	83,355,831
Average yield on Agency RMBS(2)	3.49%	4.44%	5.46%	6.03%	5.72%
Average cost of funds and hedge(3)	1.34%	1.43%	3.89%	5.38%	5.23%
Interest rate spread net of hedge(4)	2.15%	3.01%	1.57%	0.65%	0.49%
Operating expense ratio(5)	2.68%	3.93%	7.03%***	3.20%	4.90%
Leverage ratio (at period end)(6)	8.3:1	6.6:1	6.1:1	13.3:1	12.8:1

(1) Our average Agency RMBS for the period was calculated by averaging the cost basis of our settled Agency RMBS during the period.

(2) Our average yield on Agency RMBS for the period was calculated by dividing our interest income from Agency RMBS by our average Agency RMBS.

(3) Our average cost of funds and hedge for the period was calculated by dividing our total interest expense, including our net swap and cap interest income (expense), by our average repurchase agreements.

(4) Our interest rate spread net of hedge for the period was calculated by subtracting our average cost of funds and hedge from our average yield on Agency RMBS.

(5) Our operating expense ratio is calculated by dividing operating expenses by average net assets.

(6) Our leverage ratio was calculated by dividing total liabilities by net assets.

* For the period from February 10, 2006 (commencement of operations) to December 31, 2006.

** All percentages are annualized.

*** Includes expensing offering costs, a non-recurring expense, which amounted to $2,274,362, or 2.06% of average net assets.

	As of December 31,				
	2010	2009	2008	2007	2006
Balance Sheet Data:					
Cash and cash equivalents	$ 1,510,378	$ 1,889,667	$ 7,156,140	$ 122,254	$ 984,498
Total assets	6,389,267,228	1,866,196,296	702,445,559	1,884,409,297	2,491,807,479
Repurchase agreements	3,443,843,294	1,372,707,572	587,485,241	1,337,613,863	2,306,318,000
Net assets	690,339,317	244,290,982	98,800,849	132,146,036	180,300,933
Net assets per common share	$ 11.59	$ 13.02	$ 12.89	$ 19.75	$ 26.97

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included elsewhere in this report.

Overview

We are a specialty finance company created with the objective of achieving consistent risk-adjusted investment income. We seek to achieve this objective by investing, on a leveraged basis in Agency RMBS. In addition, our investment guidelines permit investments in CMOs, although we had not invested in any CMOs as of December 31, 2010. We are currently managed by Cypress Sharpridge Advisors LLC, a joint venture between affiliates of The Cypress Group and Sharpridge Capital Management, L.P.

We earn income from our investment portfolio, and we use leverage to seek to enhance our returns. Our income is generated primarily from the difference, or net spread, between the interest income we earn on our investment portfolio and the cost of our borrowings and hedging activities. The amount of income we earn on our investments depends in part on our ability to control our financing costs, which comprise a significant portion of our operating expenses. Although we leverage our portfolio investments in Agency RMBS to seek to enhance our potential returns, leverage also may exacerbate losses.

While we use hedging to mitigate some of our interest rate risk, we do not hedge all of our exposure to changes in interest rates. This is because there are practical limitations on our ability to insulate our portfolio from all potential negative consequences associated with changes in short term interest rates in a manner that will allow us to seek attractive spreads on our portfolio.

In addition to investing in issued pools of Agency RMBS, we regularly utilize delayed delivery transactions, including forward-settling purchases of Agency RMBS where the pool is "to-be-announced", or TBAs. Pursuant to these TBA transactions, we agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. For our other delayed delivery transactions, we agree to purchase, for future delivery, Agency RMBS; however, unlike our TBAs, these delayed delivery transactions reference an identified Agency RMBS.

We commenced operations in February 2006 and completed an initial public offering of our common stock in June 2009. During 2010, we completed three public offerings raising a total of approximately $481.1 million in net proceeds. In addition, during 2010 we raised approximately $8.0 million in net proceeds pursuant to our dividend reinvestment and direct stock purchase plan.

We have elected to be taxed as a REIT and have complied, and intend to continue to comply, with the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), with respect thereto. Accordingly, we do not expect to be subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders if certain asset, income and ownership tests and recordkeeping requirements are fulfilled. Even if we maintain our qualification as a REIT, we may be subject to some federal, state and local taxes on our income.

Factors that Affect our Results of Operations and Financial Condition

A variety of industry and economic factors may impact our results of operations and financial condition. These factors include:

- interest rate trends;
- prepayment rates on mortgages underlying our Agency RMBS, and credit trends insofar as they affect prepayment rates;

- competition for investments in Agency RMBS;
- actions taken by the U.S. Federal Reserve and the U.S. Treasury; and
- other market developments.

In addition, a variety of factors relating to our business may also impact our results of operation and financial condition. These factors include:

- our degree of leverage;
- our access to funding and borrowing capacity;
- our borrowing costs;
- our hedging activities;
- the market value of our investments; and
- the REIT requirements and the requirements to qualify for a registration exemption under the Investment Company Act.

We anticipate that, for any period during which changes in the interest rates earned on our assets do not coincide with interest rate changes on the corresponding liabilities, such assets will reprice more slowly than the corresponding liabilities. Consequently, changes in interest rates, particularly short term interest rates, may significantly influence our net investment income.

Our net investment income may be affected by a difference between actual prepayment rates and our projections. Prepayments on loans and securities may be influenced by changes in market interest rates and homeowners' ability and desire to refinance their mortgages. To the extent we have acquired assets at a premium or discount to par value, changes in prepayment rates may impact our anticipated yield.

Trends and Recent Market Impacts

The following trends and recent market impacts may also affect our business:

Interest Rates and Liquidity

Currently the U.S. economy appears to be in a weak recovery with little or no broad inflationary pressures. As a result, the U.S. Federal Funds Target Rate has remained at 0 – 0.25%, with no change since mid-December 2008. Since mid-December 2008, 30-Day LIBOR has also remained low, though the rate has increased from 0.23% at December 31, 2009 to 0.26% at December 31, 2010. The availability of repurchase agreement financing is stable with interest rates near 0.30%, although these rates have slightly decoupled from 30-Day LIBOR with which they have generally been correlated. The following table shows 30-Day LIBOR, 3-Month LIBOR and the U.S. Federal Funds Target Rate at the end of each respective fiscal quarter:

Date	30-Day LIBOR	3-Month LIBOR	Federal Funds Target Rate
December 31, 2010	0.261%	0.303%	0.25%
September 30, 2010	0.256%	0.290%	0.25%
June 30, 2010	0.348%	0.534%	0.25%
March 31, 2010	0.249%	0.292%	0.25%
December 31, 2009	0.231%	0.251%	0.25%
September 30, 2009	0.246%	0.287%	0.25%
June 30, 2009	0.309%	0.595%	0.25%
March 31, 2009	0.501%	1.192%	0.25%
December 31, 2008	0.436%	1.425%	0.25%

Source: Bloomberg

Longer-term interest rates fell sharply in 2010. Rates on three-year interest rate swaps, currently one of our primary hedging vehicles, decreased by 78 basis points during the year ended December 31, 2010, from 2.06% to 1.28%; however these rates have increased in recent months, moving from a low of 0.73% at October 31, 2010 to 1.28% at December 31, 2010. Meanwhile, 3-Month LIBOR, which is the rate used to calculate the interest payments we receive on interest rate swaps and interest rate caps, if any, also increased during the year ended December 31, 2010 by five basis points, ending the year at 0.303%.

During 2010 yields on Agency RMBS fell to their lowest levels in more than a year, with prices reaching record highs. While the yield on a par-priced Fannie Mae Agency RMBS backed by 30-year fixed-rate mortgage loans rose by 63 basis points over the year ended March 31, 2010, by September 30, 2010 the yield had fallen by 113 basis points to 3.39%. However, yields rose during the last three months of 2010 with a par-priced Fannie Mae Agency RMBS backed by 30-year fixed-rate mortgage loans yielding 4.13% at December 31, 2010.

During the year ended December 31, 2010, yields on U.S. Treasury securities fell with the yield on five-year U.S. Treasury notes falling by 67 basis points, while at the same time market prices of Agency RMBS rose. The following table illustrates this situation by comparing market levels for two benchmark securities, the yield on five-year U.S. Treasury Notes and the price of 15-year Fannie Mae 4.5% Agency RMBS:

Date	Five-Year U.S. Treasury Note	Market Prices of 15-Year Fannie Mae 4.5% Agency RMBS
December 31, 2010	2.01%	$104.797
September 30, 2010	1.26%	$105.203
June 30, 2010	1.77%	$105.484
March 31, 2010	2.54%	$103.672
December 31, 2009	2.68%	$102.984
September 30, 2009	2.31%	$103.547
June 30, 2009	2.56%	$101.984
March 31, 2009	1.66%	$102.984
December 31, 2008	1.55%	$101.984

Source: Bloomberg

One of the main factors impacting market prices during 2009 and the first three months of 2010 was the U.S. Federal Reserve's program to purchase Agency RMBS, which commenced in January 2009 and was terminated on March 31, 2010. In total, $1.25 trillion of Agency RMBS was purchased. The market expectation was that when this program terminated, the demand for these securities would decrease and likely reduce the market price for Agency RMBS. However, we continue to see strong demand as these securities remain desirable assets in the current economic environment.

In November 2010 the U.S. Federal Reserve announced a program to purchase an additional $600 billion of longer-term Treasury securities by the end of the second quarter of 2011, a pace of about $75 billion per month. One of the effects of this program may be to increase the price of Agency RMBS, which may also decrease our net interest margin. Once the program is terminated it may cause a decrease in demand for these securities, which likely would reduce their market price.

Prepayment Rates and Loan Buy-back Programs

In early March 2010, both Freddie Mac and Fannie Mae announced they would purchase from the pools of mortgage loans underlying their RMBS all mortgage loans that are more than 120 days delinquent. The impact of these programs thus far is reflected in the constant prepayment rate, or CPR, of our portfolio. Because a substantial portion of our portfolio consists of Agency RMBS backed by 15 year fixed-rate mortgage loans, which have low delinquency rates, these programs have not caused a significant increase in the CPR of our portfolio.

During the year ended December 31, 2010, the prepayment rates changed primarily in line with the delinquent loan purchase programs described above. During 2009, prepayment rates on Agency RMBS increased slightly by the end of the year. The following table shows the prepayment rates for Agency RMBS backed by 30 year fixed rate mortgages:

	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09
Fannie Mae	16.4%	22.2%	21.7%	21.4%	23.4%	22.6%	18.3%	15.0%	13.7%	15.7%	14.9%	18.5%
Freddie Mac	17.3	24.5	24.1	23.8	24.8	24.4	19.3	13.9	12.5	14.2	15.7	18.2
Ginnie Mae	23.8	24.4	25.6	28.2	29.6	24.0	19.5	17.5	20.7	21.0	23.2	29.0

	Jan-10	Feb-10	Mar-10	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10
Fannie Mae	15.7%	14.9%	27.7%	29.0%	27.0%	17.8%	18.8%	23.7%	25.0%	25.7%	27.2%	25.9%
Freddie Mac	14.7	40.8	18.2	16.7	14.7	17.4	19.7	25.8	28.0	28.7	30.8	28.6
Ginnie Mae	13.8	14.8	13.4	11.8	13.1	13.0	18.4	19.5	19.5	19.5	19.6	19.1

Prepayment Rates for Agency RMBS Backed by Fixed Rate Mortgages 1/1/09-12/31/10


45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Fannie Mae
Freddie Mac
Ginnie Mae

Recent Government Activity

Certain programs initiated by the U.S. Government, through the FHA and the FDIC, to provide homeowners with assistance in avoiding residential mortgage loan foreclosures are currently in effect. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. One such program is the Hope for Homeowners program, which is effective from October 1, 2008 through September 30, 2011 and will enable certain distressed borrowers to refinance their mortgages into FHA-insured loans. In addition, in February 2009, the U.S. Treasury announced the Homeowner Affordability and Stability Plan ("HASP"), which is a multi-faceted plan that also is intended to prevent residential mortgage foreclosures.

While the effect of these programs has not been as extensive as originally expected, the effect of such programs as the Hope for Homeowners program and HASP for holders of Agency RMBS could be that such holders would experience changes in the anticipated yields of their Agency RMBS due to (i) increased prepayment rates on their Agency RMBS and (ii) lower interest and principal payments on their Agency RMBS.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Act. This legislation aims to restore responsibility and accountability to the financial system. It is unclear how this legislation may impact the borrowing environment, investing environment for Agency RMBS and interest rate swaps and other derivatives as much of the Act's implementation has not yet been defined by the regulators.

Credit Spreads

Over the past few years, the credit markets generally experienced tightening credit spreads (specifically, spreads between U.S. Treasury securities and other securities that are identical in all respects except for ratings) mainly due to the strong demand for lending opportunities. Generally, when credit spreads tighten the value of Agency RMBS increases, which results in an increase in our book value. Due to these tightening credit spreads our book value has increased. If credit spreads were to widen, we expect the market value of Agency RMBS would decrease, which could reduce our book value but also create an attractive opportunity to reinvest principal and interest from our existing portfolio as well as deploy new capital into higher-yielding Agency RMBS.

Financial Condition

As of December 31, 2010, 2009 and 2008, the Agency RMBS in our portfolio were purchased at a net premium to their par value, with a weighted-average amortized cost of $102.5, $101.4 and $101.4, respectively, due to the average interest rates on these investments being higher than prevailing market rates. As of December 31, 2010, 2009 and 2008, we had approximately $152.7, $25.0 million and $10.0 million, respectively, of unamortized premium included in the cost basis of our investments.

As of December 31, 2010, 2009 and 2008, our Agency RMBS portfolio consisted of the following assets:

December 31, 2010

Security Description	Par Amount	Fair Value	Weighted Average Coupon	Months to Reset[1]	Constant Prepayment Rate[2]
	(in thousands)				
Agency RMBS collateralized by fixed rate mortgages	$4,419,601	$4,521,648	4.0%	N/A	19.4%
Agency RMBS collateralized by hybrid ARMs	1,737,307	1,788,922	3.4	63.2	18.4
Total Agency RMBS	$6,156,908	$6,310,570			

December 31, 2009

Security Description	Par Amount	Fair Value	Weighted Average Coupon	Weighted Average Months to Reset[1]	Weighted Average Constant Prepayment Rate[2]
	(in thousands)				
Agency RMBS collateralized by hybrid ARMs	$ 565,396	$ 586,834	4.5%	46.8	23.4%
Agency RMBS collateralized by short-reset hybrid ARMs[3]	263,728	275,717	4.5	13.3	19.0
Agency RMBS collateralized by monthly reset ARMs	140,226	145,134	3.0	1	11.2
Agency RMBS collateralized by fixed rate mortgages	814,716	836,126	4.5	N/A	9.0
Total Agency RMBS	$1,784,066	$1,843,811			

December 31, 2008

Security Description	Par Amount	Fair Value	Weighted Average Coupon	Weighted Average Months to Reset[1]	Weighted Average Constant Prepayment Rate[2]
	(in thousands)				
Agency RMBS collateralized by hybrid ARMs	$ 332,468	$ 341,132	5.7%	42.2	10.6%
Agency RMBS collateralized by short-reset hybrid ARMs[3]	8,723	8,785	4.6	4.0	18.3
Agency RMBS collateralized by monthly reset ARMs	154,575	153,609	4.7	1	5.5
Agency RMBS collateralized by fixed rate mortgages	176,566	182,040	5.8	N/A	6.6
Total Agency RMBS	$ 672,332	$ 685,566			

(1) "Months to Reset" is the number of months remaining before the fixed rate on a hybrid ARM becomes a variable rate. At the end of the fixed period, the variable rate will be determined by the margin and the pre-specified caps of the ARM.

(2) "Constant Prepayment Rate" is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate is an annualized version of the prior three month prepayment rate. Securities with no prepayment history are excluded from this calculation.

(3) "Short-reset" is defined as 24 months or less to reset.

Actual maturities of Agency RMBS are generally shorter than stated contractual maturities (which range up to 30 years), as they are affected by the contractual lives of the underlying mortgages, periodic payments and prepayments of principal. As of December 31, 2010, 2009 and 2008, the average final contractual maturity of the mortgage portfolio is in year 2031, 2031 and 2035, respectively.

The average expected life of our Agency RMBS reflects the estimated average period of time the securities in the portfolio will remain outstanding. The average expected lives of our Agency RMBS do not exceed five years, based upon prepayment models obtained through subscription-based financial information service providers. The prepayment model considers current yield, forward yield, steepness of the yield curve, current mortgage rates, the mortgage rate of the outstanding loan, loan age, margin and volatility. The actual lives of the Agency RMBS in our investment portfolio could be longer or shorter than those estimates depending on the actual prepayment rates experienced over the lives of the applicable securities. As of December 31, 2010, 2009 and 2008 we had CLOs with a fair value of $20.5 million, $9.2 million and $4.3 million, respectively. We disposed of our structured notes during 2010.

Hedging Instruments

We generally intend to hedge as much of the interest rate risk we determine is in the best interests of our stockholders. Our policies do not contain specific requirements as to the percentages or amount of interest rate risk that our Manager is required to hedge. No assurance can be given that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- due to prepayments on assets and repayments of debt securing such assets, the duration of the hedge may not match the duration of the related liability or asset;
- the credit quality of the hedging counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the hedging counterparty may default on its obligation to pay.

We engage in interest rate swaps and caps as a means of mitigating our interest rate risk on forecasted interest expense associated with repurchase agreements for the term of the swap contract. An interest rate swap is a contractual agreement entered into by two counterparties under which each agrees to make periodic payments to the other for an agreed period of time based upon a notional amount of principal. Under the most common form of interest rate swap, commonly known as a fixed-floating interest rate swap, a series of fixed interest rate payments on a notional amount of principal is exchanged for a series of floating interest rate payments on such notional amount. In a simple interest rate cap, one investor pays a premium for a notional principal amount based on a capped interest rate (the "cap rate"). When the floating interest rate (the "floating rate") exceeds the cap rate, the investor receives a payment from the cap counterparty equal to the difference between the floating rate and the cap rate on the same notional principal amount for a specified period of time. Alternatively, an investor may receive a premium and pay the difference in cap rate and floating rate.

At December 31, 2010, we were a party to 12 interest rate swaps and three interest rate caps (whereby we will receive interest payments when three-month LIBOR exceeds the cap rate) with maturities between May 2013 and November 2015 with an aggregate notional amount of $4,390.0 million and a fair value of approximately $30.3 million. At December 31, 2009, we were a party to four interest rate swaps with maturities between April 2012 and November 2013 with an aggregate notional amount of $740.0 million and a fair value of approximately $(3.8) million. At December 31, 2008, we were a party to one interest rate swap with a maturity of May 2010 with an aggregate notional amount of $240.0 million and a fair value of approximately $(12.5) million. As of December 31, 2010, 2009 and 2008, the weighted average fixed rate on our interest rate swaps was 1.354%, 2.034% and 5.164%, respectively. As of December 31, 2010 the weighted average cap rate on our interest rate caps was 1.593%. We did not hold any interest rate caps as of December 31, 2009 and 2008.

The current fair value of interest rate swaps and caps is heavily dependent on the current market fixed rate, the corresponding term structure of floating rates (known as the yield curve) as well as the expectation of changes in future floating rates. As expectations of future floating rates change, the fair value of interest rate swaps changes.

Liabilities

We have entered into repurchase agreements to finance some of our purchases of Agency RMBS. These agreements are secured by our Agency RMBS and bear interest at rates that have historically moved in close relationship to LIBOR. At December 31, 2010, we had approximately $3,443.8 million of liabilities pursuant to repurchase agreements with 20 counterparties that had weighted-average interest rates of approximately 0.32%, and maturities of between seven and 80 days. In addition, as of December 31, 2010 we had approximately $2,234.4 million in payables for securities purchased, a portion of which will be financed through repurchase agreements. Because we measure leverage as total liabilities divided by net assets, the approximately $2,234.4 million payable for securities purchased is included in our December 31, 2010 leverage ratio of 8.3 to 1. At December 31, 2009, we had approximately $1,372.7 million of liabilities pursuant to repurchase agreements with 16 counterparties that had weighted-average interest rates of approximately 0.28%, and maturities of between four and 68 days. In addition, as of December 31, 2009 we had approximately $229.8 million in payables for securities purchased, a portion of which was financed through repurchase agreements, which was included in our December 31, 2009 leverage ratio of 6.6 to 1. At December 31, 2008, we had approximately $587.5 million of liabilities pursuant to repurchase agreements with six counterparties that had weighted-average interest rates of approximately 2.44%, and maturities of between two and 20 days.

Below is a summary of our payable for securities purchased as of December 31, 2010 and 2009. We did not have any payable for securities purchased at December 31, 2008.

December 31, 2010

Forward Settling Purchases	Settle Date	Par Value	Payable
FNMA—15 Year 3.5% Fixed	1/19/2011	$ 150,000,000	$ 154,621,875
FNMA—15 Year 4.0% Fixed	1/19/2011	31,095,699	32,008,162
FNMA—30 Year 3.25% Hybrid ARM	1/25/2011	49,645,982	51,432,879
FNMA—30 Year 5.5% Fixed	2/10/2011	200,000,000	212,556,250
FNMA—15 Year 3.5% Fixed	2/15/2011	550,000,000	563,951,736
FNMA—15 Year 4.0% Fixed	2/15/2011	100,000,000	103,835,243
FNMA—15 Year 4.5% Fixed	2/15/2011	300,000,000	313,626,563
FNMA—15 Year 3.5% Fixed	3/16/2011	150,000,000	150,933,594
FHLMC—15 Year 3.5% Fixed	3/16/2011	200,000,000	200,260,417
FNMA—15 Year 3.5% Fixed	4/18/2011	400,000,000	399,661,112
FNMA—15 Year 4.0% Fixed	4/18/2011	50,444,143	51,512,841
		$2,181,185,824	**$2,234,400,672**

December 31, 2009

Forward Settling Purchases	Settle Date	Par Value	Payable
FNMA—15 Year 4.0% Fixed	1/19/2010	$75,000,000	$76,439,088
GNMA—30 Year 4.0% Hybrid ARM	1/25/2010	25,000,000	25,541,301
FNMA—15 Year 4.5% Fixed	2/17/2010	75,000,000	77,118,775
FNMA—15 Year 4.0% Fixed	3/16/2010	50,000,000	50,739,608
		$225,000,000	**$229,838,772**

Results of Operations

	Year Ended December 31,		
	2010	2009	2008
Income Statement Data:			
Investment income—Interest income			
Interest Income—Agency RMBS	$ 72,703,350	$ 44,060,342	$ 48,997,293
Interest Income—CLOs, Structured Notes & Cash Equivalents	2,835,607	1,465,807	6,478,529
Total interest income	75,538,957	45,526,149	55,475,822
EXPENSES:			
Interest expense	5,055,584	4,461,432	23,980,836
Operating expenses	10,461,098	7,013,669	7,747,884
Total expenses	15,516,682	11,475,101	31,728,720
Net investment income	60,022,275	34,051,048	23,747,102
Net gain (loss) from investments	1,282,932	39,513,017	(34,360,594)
GAINS AND (LOSSES) FROM SWAP AND CAP CONTRACTS:			
Net swap and cap interest income (expense)	(18,563,320)	(7,623,821)	(6,945,012)
Net gain (loss) on termination of swap contracts	(36,925,072)	(10,804,123)	(35,118,468)
Net unrealized appreciation (depreciation) on swap and cap contracts	16,573,541	8,709,674	13,504,523
Net gain (loss) from swap and cap contracts	(38,914,851)	(9,718,270)	(28,558,957)
NET INCOME (LOSS)	$ 22,390,356	$ 63,845,795	$ (39,172,449)
Net income (loss) per common share (diluted)	$ 0.73	$ 4.75	$ (5.50)
Distributions per common share	$ 2.35	$ 2.10	$ 1.32
Key Portfolio Statistics			
Average Agency RMBS(1)	$2,080,888,734	$992,329,669	$897,714,150
Average repurchase agreements	1,765,953,105	847,359,432	796,027,700
Average net assets	390,906,564	178,411,354	110,261,494
Average yield on Agency RMBS(2)	3.49%	4.44%	5.46%
Average cost of funds and hedge(3)	1.34%	1.43%	3.89%
Interest rate spread net of hedge(4)	2.15%	3.01%	1.57%
Operating expense ratio(5)	2.68%	3.93%	7.03%*
Leverage ratio (at period end)(6)	8.3:1	6.6:1	6.1:1

(1) Our average Agency RMBS for the period was calculated by averaging the cost basis of our settled Agency RMBS during the period.

(2) Our average yield on Agency RMBS for the period was calculated by dividing our interest income from Agency RMBS by our average Agency RMBS.

(3) Our average cost of funds and hedge for the period was calculated by dividing our total interest expense, including our net swap and cap interest income (expense), by our average repurchase agreements.

(4) Our interest rate spread net of hedge for the period was calculated by subtracting our average cost of funds and hedge from our average yield on Agency RMBS.

(5) Our operating expense ratio is calculated by dividing operating expenses by average net assets.

(6) Our leverage ratio was calculated by dividing total liabilities by net assets.

* Includes expensing offering costs, a non-recurring expense, which amounted to $2,274,362, or 2.06% of average net assets.

Core Earnings

Core Earnings represents a non-GAAP financial measure and is defined as net income (loss) excluding net realized gain (loss) on investments, net unrealized appreciation (depreciation) on investments, net realized gain (loss) on termination of swap contracts and unrealized appreciation (depreciation) on swap and cap contracts. In order to evaluate the effective yield of the portfolio, management uses Core Earnings to reflect the net investment income of our portfolio as adjusted to reflect the net swap and cap interest income (expense). Core Earnings allows management to isolate the interest income (expense) associated with our swaps and caps in order to monitor and project our borrowing costs and interest rate spread. In addition, management utilizes Core Earnings as a key metric in conjunction with other portfolio and market factors to determine the appropriate leverage and hedging ratios, as well as the overall structure of the portfolio.

We adopted Accounting Standards Codification ("ASC") 946, *Clarification of the Scope of Audit and Accounting Guide Investment Companies* ("ASC 946"), prior to its deferral in February 2008, while most, if not all, other public companies that invest only in Agency RMBS have not adopted ASC 946. Under ASC 946, we use the financial reporting specified for investment companies, and accordingly, our investments are carried at fair value with changes in fair value included in earnings. Most other public companies that invest only in Agency RMBS include most changes in the fair value of their investments within shareholders' equity, not in earnings. As a result, investors are not able to readily compare our results of operations to those of most of our competitors. We believe that the presentation of our Core Earnings is useful to investors because it provides a means of comparing our Core Earnings to those of our competitors. In addition, because Core Earnings isolates the net swap and cap interest income (expense) it provides investors with an additional metric to identify trends in our portfolio as they relate to the interest rate environment.

The primary limitation associated with Core Earnings as a measure of our financial performance over any period is that it excludes the effects of net realized gain (loss) from investments. In addition, our presentation of Core Earnings may not be comparable to similarly-titled measures of other companies, who may use different calculations. As a result, Core Earnings should not be considered as a substitute for our GAAP net income (loss) as a measure of our financial performance or any measure of our liquidity under GAAP.

	Years Ended December 31,		
	2010	2009	2008
Non-GAAP Reconciliation:			
NET INCOME (LOSS)	$ 22,390,356	$ 63,845,795	$(39,172,449)
Net (gain) loss from investments	(1,282,932)	(39,513,017)	34,360,594
Net (gain) loss on termination of swap contracts	36,925,072	10,804,123	35,118,468
Net unrealized (appreciation) depreciation on swap and cap contracts	(16,573,541)	(8,709,674)	(13,504,523)
Core Earnings	$ 41,458,955	$ 26,427,227	$ 16,802,090

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Income (Loss). Net income decreased $41.4 million to $22.4 million for the year ended December 31, 2010, compared to $63.8 million for the year ended December 31, 2009. The major components of this decrease are detailed below.

Net Gain (Loss) From Investments. Net gain from investments decreased by $38.2 million to $1.3 million for the year ended December 31, 2010, as compared to $39.5 million for the year ended December 31, 2009. The change was primarily the due to the following, (i) during a portion of 2009 and the first three months of 2010 the U.S. Federal Reserve program to purchase up to $1.25 trillion of Agency RMBS caused an increase in the fair value of Agency RMBS and (ii) an increase in the size of our portfolio from June 2010 through December 2010 as a result of raising approximately $481.1 million from public offerings coupled with a decline in the market for Agency RMBS, with the price of a Fannie Mae Agency RMBS backed by 15-Year 4.5% mortgages decreasing from $105.484 at June 30, 2010 to $104.797 at December 31, 2010.

Net Gain (Loss) from swap and cap contracts. Net loss from swap and cap contracts increased by $29.2 million to $(38.9) million for the year ended December 31, 2010, compared to $(9.7) million for the year ended

December 31, 2009. The change in net gain (loss) on swap and cap contracts was primarily due to the change in swap rates combined with the change in the size of our interest rate swap and cap portfolio. During the year ended December 31, 2010 we added net $3,650.0 million notional amount of interest rate swaps and caps, ending the period with $4,390.0 million notional amount. During the year ended December 31, 2009 we added net $500.0 million of interest rate swaps, ending the period with a notional amount of $740.0 million during the period. During the years ended December 31, 2010 and 2009, three year swap rates decreased by 78 basis points and increased by 31 basis points, respectively.


3-Year Swap Rates 12/08-12/10
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10

Total Expenses. Interest expense increased by $0.6 million to $5.1 million for the year ended December 31, 2010, as compared to $4.5 million for the year ended December 31, 2009. The increase in interest expense is due to the increase in the size of our borrowings. During the year ended December 31, 2010, our average repurchase agreements balance was $1,766.0 million compared to $847.4 million for the year ended December 31, 2009. However the impact of the increased borrowings was offset by the decrease in borrowing rates. The average rate on our repurchase agreements was 0.29% compared with 0.53% during the years ended December 31, 2010 and 2009, respectively.

For the year ended December 31, 2010, operating expenses increased by $3.5 million to $10.5 million compared to $7.0 million for the year ended December 31, 2009, primarily as a result of higher management fees due to a larger asset base. However, despite the $3.5 million increase, overall we experienced a significant decrease in expenses as a percentage of net assets with an expense ratio of 2.68% and 3.93% for the years ended December 31, 2010 and 2009, respectively. The primary reason for the decrease in our expense ratio was the increase in our asset base in 2010. Average net assets were $390.9 million and $178.4 million for the years ended December 31, 2010 and 2009, respectively. Operating expenses consist of management fees payable to our Manager in accordance with our management agreement, amortization related to restricted stock and stock options granted to our executive officers, certain officers and employees of our Manager and its sub-advisors and other individuals who provide services to us, as designated by our Manager, and our independent directors, directors' fees, insurance premium expenses for directors and officers insurance and other general and administrative expenses, including legal and accounting fees.

Interest Income. Interest income, which consists of interest income on Agency RMBS, subordinated tranches of CLOs and short term investments, increased by $30.0 million to $75.5 million for the year ended December 31, 2010, as compared to $45.5 million for the year ended December 31, 2009. The change in interest income is due to the increase in the size of our Agency RMBS portfolio. For the years ended December 31, 2010 and 2009, our average Agency RMBS was $2,080.9 million and $992.3 million, respectively. However, the increase due to the size of our portfolio was offset by the decreased average yield on Agency RMBS. During the year ended December 31, 2010 and 2009, our average yield on Agency RMBS was 3.49% and 4.44%, respectively.

Interest on CLO and CDO securities is accrued at a rate determined based on estimated future cash flows and adjusted prospectively as future cash flow amounts are recast. For CDO and CLO securities placed on nonaccrual status or when the Company cannot reliably estimate cash flows, the cost recovery method is used. Interest income on subordinated tranches of CLOs and short term investments, increased by $1.3 million to $2.8 million for the year ended December 31, 2010, as compared to $1.5 million for the year ended December 31, 2009. Additionally, for the year ended December 31, 2010, the Company received $3.3 million of cash distributions from CLOs that were accounted for as a reduction of the cost basis and thereby excluded from our interest income and Core Earnings. This compared to $2.0 million of cash distributions from CLOs that were treated as a reduction of the cost basis for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Income (Loss). Net income (loss) increased $103.0 million to net income of $63.8 million for the year ended December 31, 2009, compared to a net loss of $(39.2) million for the year ended December 31, 2008. The major components of this increase are detailed below.

Net Gain (Loss) From Investments. Net gain (loss) from investments increased by $73.9 million to a net gain of $39.5 million for the year ended December 31, 2009, as compared to a net loss of $(34.4) million for the year ended December 31, 2008. The change was primarily due to the increase in fair value of Agency RMBS primarily resulting from the U.S. Federal Reserve program to purchase up to $1.25 trillion of Agency RMBS. The U.S. Federal Reserve's program began in January 2009 and they purchased $1.2 trillion of Agency RMBS through January 28, 2010, representing approximately 80% of total origination. The program was terminated on March 31, 2010.

Net Gain (Loss) from swap contracts. Net loss from swap contracts decreased by $18.9 million to $(9.7) million for the year ended December 31, 2009, compared to $(28.6) million for the year ended December 31, 2008. The net gain (loss) on termination of swap contracts combined with the net unrealized appreciation (depreciation) on swap contracts (the "Market Impact") was $(2.0) million for the year ended December 31, 2009, compared with $(21.6) million for the year ended December 31, 2008, a decrease in loss of $19.5 million. The Market Impact of our swaps is summarized below. During 2008, we reduced the size of our interest rate swaps as we de-levered our portfolio. During the year ended December 31, 2008, we terminated net $650.0 million of interest rate swaps, ending the period with a notional amount of $240.0 million. In 2009 we added additional swaps after our initial public offering and additionally in November of 2009, as we sought to reduce the interest rate risk of our portfolio. During the year ended December 31, 2009, we added net $500.0 million of interest rate swaps, ending the period with a notional amount of $740.0 million.

The following is a chart of 3-year swap rates during the years ended December 31, 2009 and 2008:


3-Year Swap Rates 12/07 - 12/09
4.500%
4.000%
3.500%
3.000%
2.500%
2.000%
1.500%
1.000%
0.500%
0.000%
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-08
Feb-08
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09

Total Expenses. Interest expense decreased by $19.5 million to $4.5 million for the year ended December 31, 2009, as compared to $24.0 million for the year ended December 31, 2008, due to the impact of a significant decrease in short-term interest rates even though we had a larger asset base. During the year ended December 31, 2009, the average rate on our repurchase agreements was 0.53% compared with 3.01% during the year ended December 31, 2008.

For the year ended December 31, 2009, operating expenses decreased by $0.7 million to $7.0 million compared to $7.7 million for the year ended December 31, 2008. This decrease represents a significant decrease in expenses as a percentage of net assets of 3.93% and 7.03% for the years ended December 31, 2009 and 2008, respectively. The primary reasons for the decrease in the expense ratio were that (i) our expenses for 2008 included $2.3 million of offering expenses, a non-recurring expense and (ii) we had a larger asset base in 2009. Average net assets were $178.4 million and $110.3 million for the years ended December 31, 2009 and 2008, respectively. Operating expenses consist of management fees payable to our Manager in accordance with our management agreement, amortization related to restricted stock and stock options granted to our executive officers, certain officers and employees of our Manager and its sub-advisors and other individuals who provide services to us, as designated by our Manager, and our independent directors, directors' fees, insurance premium expenses for directors and officers insurance and other general and administrative expenses, including legal and accounting fees.

Interest Income. Interest income, which consists of interest income on Agency RMBS, subordinated tranches of CLOs, structured notes and short term investments and other debt securities, decreased by $9.9 million to $45.5 million for the year ended December 31, 2009, as compared to $55.5 million for the year ended December 31, 2008. The change in interest income is due to the decreased average yield on Agency RMBS and the reduction of income earned on our CLOs. During the year ended December 31, 2009 and 2008, our average yield on Agency RMBS was 4.44% and 5.46%, respectively.

Interest on CLO and collateralized debt obligation ("CDO") securities is accrued at a rate determined based on estimated future cash flows and adjusted prospectively as future cash flow amounts are recast. For CDO and CLO securities placed on nonaccrual status or when the Company cannot reliably estimate cash flows, the cost recovery method is used. Interest income on subordinated tranches of CLOs and short term investments and other debt securities, decreased by $5.0 million to $1.5 million for the year ended December 31, 2009, as compared to $6.5 million for the year ended December 31, 2008. Additionally, a component of the Company's net income for 2009 was $2.0 million of distributions from CLOs that were accounted for under the cost recovery method and thereby excluded from our interest income and Core Earnings. This compared to $2.7 million for the year ended December 31, 2008.

Contractual Obligations and Commitments

The base management fee under our management agreement is payable monthly in arrears in an amount equal to 1/12th of (a) 1.50% of the first $250,000,000 of our net assets, (b) 1.25% of our net assets that are greater than $250,000,000 and less than or equal to $500,000,000, and (c) 1.00% of our net assets that are greater than $500,000,000. Pursuant to that agreement, our Manager is also entitled to receive, in certain circumstances, a termination fee and reimbursement of certain expenses as described therein. Such fees and expenses do not have fixed and determinable payments.

We had the following contractual obligations under repurchase agreements as of December 31, 2010 and 2009 (dollar amounts in thousands):

	December 31, 2010			
	Balance	**Weighted Average Contractual Rate**	**Contractual Interest Payments**	**Total Contractual Obligation**
Within 30 days	$1,291,544	0.33%	$ 614	$1,292,158
30 days to 60 days	1,499,864	0.32	1,135	1,500,999
60 days to 90 days	652,435	0.32	520	652,955
	$3,443,843	0.32%	$2,269	$3,446,112

	December 31, 2009			
	Balance	**Weighted Average Contractual Rate**	**Contractual Interest Payments**	**Total Contractual Obligation**
Within 30 days	$ 878,802	0.26%	$ 257	$ 879,059
30 days to 60 days	430,526	0.31	346	430,872
60 days to 90 days	63,380	0.27	43	63,423
	$1,372,708	0.28%	$ 646	$1,373,354

We enter into interest rate swap and cap contracts as a means of mitigating our interest rate risk on forecasted interest expense associated with repurchase agreements for the term of the swap or cap contract. At December 31, 2010 and 2009, we had the following interest rate swap and cap contracts:

As of December 31, 2010

Interest Rate Swaps

Counterparty	Expiration Date	Pay Rate	Receive Rate	Notional Amount	Fair Value
The Royal Bank of Scotland plc	May 2013	1.6000%	3-Month LIBOR	100,000,000	(1,495,761)
The Royal Bank of Scotland plc	June 2013	1.3775%	3-Month LIBOR	300,000,000	(2,718,389)
The Royal Bank of Scotland plc	July 2013	1.3650%	3-Month LIBOR	300,000,000	(2,484,208)
Goldman Sachs	December 2013	1.3088%	3-Month LIBOR	400,000,000	(776,014)
The Royal Bank of Scotland plc	December 2013	1.2813%	3-Month LIBOR	500,000,000	(539,051)
Goldman Sachs	December 2013	1.2640%	3-Month LIBOR	400,000,000	(255,360)
Deutsche Bank Group	December 2013	1.3225%	3-Month LIBOR	400,000,000	(904,287)
The Royal Bank of Scotland plc	July 2014	1.7200%	3-Month LIBOR	100,000,000	(732,908)
Nomura Global Financial Products, Inc.	July 2014	1.7325%	3-Month LIBOR	250,000,000	(1,786,556)
Deutsche Bank Group	August 2014	1.3530%	3-Month LIBOR	200,000,000	1,529,006
Goldman Sachs	September 2014	1.3120%	3-Month LIBOR	500,000,000	5,460,027
Deutsche Bank Group	October 2014	1.1725%	3-Month LIBOR	240,000,000	4,059,533
Total				$3,690,000,000	$ (643,968)

Interest Rate Caps

Counterparty	Expiration Date	Cap Rate	Notional Amount	Fair Value
The Royal Bank of Scotland plc	December 2014	2.0725%	$ 200,000,000	$ 4,752,395
The Royal Bank of Scotland plc	October 2015	1.4275%	300,000,000	15,339,727
The Royal Bank of Scotland plc	November 2015	1.3600%	200,000,000	10,891,514
Total			$ 700,000,000	$30,983,636

As of December 31, 2009

Counterparty	Expiration Date	Pay Rate	Receive Rate	Notional Amount	Fair Value
Deutsche Bank Group	April 2012	1.6910%	3-Month LIBOR	$ 240,000,000	$ (543,716)
Deutsche Bank Group	June 2012	2.2660%	3-Month LIBOR	200,000,000	(2,558,748)
The Royal Bank of Scotland plc	July 2012	2.1250%	3-Month LIBOR	200,000,000	(1,822,869)
The Royal Bank of Scotland plc	November 2013	2.2125%	3-Month LIBOR	100,000,000	1,131,487
Total				$ 740,000,000	$ (3,793,846)

We enter into certain contracts that contain a variety of indemnification obligations, principally with our Manager, brokers and counterparties to interest rate swap contracts and repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations is unlimited. We have not incurred any costs to defend lawsuits or settle claims related to these indemnification obligations. As a result, the estimated fair value of these agreements is minimal. Accordingly, we recorded no liabilities for these agreements as of December 31, 2010 and 2009. In addition, as of December 31, 2010 and 2009, we had a $2,234.4 million and $229.8 million payable for securities purchased, respectively, a portion of which will be financed through repurchase agreements. The increase in payable for securities purchased of

$2,004.6 million is primarily due to increased purchases to invest the net proceeds from the public offering that closed December 15, 2010. Because we measure leverage as total liabilities divided by net assets, the amount of payable for securities purchased is included in our December 31, 2010 and 2009 leverage ratio of 8.3 to 1 and 6.6 to 1, respectively. A summary of our payable for securities purchased as of December 31, 2010 and 2009 is included in the "Financial Condition—Liabilities" section.

Off-Balance Sheet Arrangements

As of December 31, 2010 and 2009, we did not maintain any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, or special purpose or variable interest entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, as of December 31, 2010 and 2009, we had not guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide funding to any such entities.

Liquidity and Capital Resources

During the years ended December 31, 2010, 2009 and 2008, our cash flows from operations provided (used) cash of $(2,483.4) million, $(880.7) million and $757.5 million, respectively. For the years ended December 31, 2010 and 2009, we used the cash generated from our public offerings to purchase investment securities. During the year ended December 31, 2008, the cash provided from operations was the result of delevering the portfolio. During the years ended December 31, 2010, 2009 and 2008, we had net (purchases) sales of securities (net of purchases, sales, premium paid on interest rate caps and paydown proceeds) of $(4,504.0) million, $(1,126.5) million and $1,142.7 million, respectively.

We held cash and cash equivalents of $1.5 million, $1.9 million and $7.2 million at December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, our source of funds, excluding our equity offerings, consisted of net proceeds from repurchase agreements totaling $3,443.8 million, with a weighted average borrowing rate of 0.32%, which we used to finance the acquisition of Agency RMBS. We expect to continue to borrow funds primarily in the form of repurchase agreements. As of December 31, 2010, we had established 28 borrowing arrangements with various investment banking firms and other lenders, 20 of which were in use. In addition, during the year ended December 31, 2010, we raised a total of approximately $489.1 million in net proceeds from the issuance of common stock. As of December 31, 2009, our source of funds, excluding our equity offerings, consisted of net proceeds from repurchase agreements totaling $1,372.7 million, with a weighted average borrowing rate of 0.28%, which we used to finance the acquisition of Agency RMBS. As of December 31, 2009, we had established 25 borrowing arrangements with various investment banking firms and other lenders, 16 of which were in use. In addition, during the year ended December 31, 2009, we raised $105.8 million in net proceeds from the issuance of common stock. As of December 31, 2008, our source of funds, excluding our equity offerings, consisted of net proceeds from repurchase agreements totaling $587.5 million, with a weighted average borrowing rate of 2.44%, which we used to finance the acquisition of Agency RMBS. As of December 31, 2008, we had established 20 borrowing arrangements with various investment banking firms and other lenders, six of which were in use. In addition, during the year ended December 31, 2008, we raised $12.8 million in net proceeds from the issuance of common stock.

Additionally, we sponsor a dividend reinvestment and direct stock purchase plan through which stockholders may purchase additional shares of common stock by reinvesting some or all of the cash dividends received on shares of common stock. This plan became effective on June 22, 2010. Stockholders may also make optional cash purchases of shares of common stock subject to certain limitations detailed in the plan prospectus. From June 22, 2010 to December 31, 2010, we issued 607,902 shares under the plan raising approximately $8.0 million of net proceeds, which is a component of the $489.1 million in net proceeds from issuance of common stock, disclosed above. As of December 31, 2010, there were approximately 9.4 million shares available for issuance under this plan.

The following tables present certain information regarding our risk exposure on our repurchase agreements as of December 31, 2010, 2009 and 2008:

December 31, 2010

Counterparty	Total Outstanding Borrowings	% of Total	Amount at Risk[1]	Weighted Average Maturity in Days
Bank of America Securities LLC	$ 162,617,000	4.7%	$ 9,755,834	18
Barclays Capital, Inc.	275,315,864	8.0	18,522,578	29
BNP Paribas	210,840,000	6.1	13,885,256	75
Cantor Fitzgerald & Co.	317,137,000	9.2	19,619,850	49
Citigroup Global Markets, Inc.	58,587,000	1.7	2,777,830	20
Credit Suisse First Boston	199,352,323	5.8	16,299,135	41
Daiwa Securities America, Inc.	80,058,000	2.3	3,974,676	7
Deutsche Bank Securities, Inc.	292,920,000	8.5	17,829,800	45
Goldman Sachs Group, Inc.	395,995,623	11.5	26,487,308	57
Greenwich Capital Markets, Inc.	221,347,815	6.4	15,879,464	7
Guggenheim Liquidity Services, LLC	151,671,000	4.4	9,413,736	46
ING Financial Markets LLC	82,701,000	2.4	4,516,639	74
Jefferies & Company, Inc.	35,937,000	1.1	1,835,103	11
LBBW Securities LLC	157,277,000	4.6	11,607,275	45
MF Global, Ltd	135,766,020	4.0	6,140,674	30
Mitsubishi UFJ Securities (USA), Inc.	120,487,000	3.5	6,450,632	20
Mizuho Securities USA, Inc.	145,028,000	4.2	9,189,738	18
Nomura Securities International, Inc.	167,506,649	4.9	10,791,081	34
South Street Securities LLC	159,807,000	4.6	14,001,666	46
UBS AG	73,492,000	2.1	4,736,281	46
Total	$3,443,843,294	100.0%	$223,714,556	

December 31, 2009

Counterparty	Total Outstanding Borrowings	% of Total	Amount at Risk[1]	Weighted Average Maturity in Days
Bank of America Securities LLC	$ 93,068,000	6.8%	$ 9,029,721	7
Barclays Capital, Inc.	107,654,754	7.8	6,157,773	60
BNP Paribas	99,865,000	7.3	5,096,043	29
Cantor Fitzgerald & Co.	47,521,000	3.5	2,730,716	53
Credit Suisse First Boston	48,635,251	3.5	1,636,061	19
Daiwa Securities America, Inc.	51,031,000	3.7	2,151,365	8
Deutsche Bank Securities, Inc.	125,247,000	9.1	9,140,161	7
Goldman Sachs Group, Inc.	134,802,000	9.8	8,005,697	42
Greenwich Capital Markets, Inc.	135,004,688	9.8	7,263,592	5
ING Financial Markets LLC	78,581,000	5.7	3,865,514	22
Jefferies & Company, Inc.	59,209,000	4.3	2,702,664	11
LBBW Securities LLC	58,992,000	4.3	2,622,859	15
MF Global, Ltd	122,066,000	8.9	3,304,281	60
Mizuho Securities USA, Inc.	81,474,579	6.0	4,024,203	20
Morgan Keegan & Co.	41,894,000	3.1	3,110,849	4
South Street Securities LLC	87,662,300	6.4	6,401,808	50
Total	$1,372,707,572	100.0%	$77,243,307	

December 31, 2008

Counterparty	Total Outstanding Borrowings	% of Total	Amount at Risk[1]	Weighted Average Maturity in Days
Bank of America Securities LLC[2]	$ 95,952,000	16.3%	$13,373,003	10
Deutsche Bank Securities, Inc.	154,691,840	26.3	15,064,027	9
Goldman Sachs Group, Inc.	152,788,000	26.0	12,893,032	6
MF Global, Ltd.	111,845,401	19.1	5,693,697	15
Morgan Keegan & Co.	21,808,000	3.7	1,271,593	5
Pershing, LLC.	50,400,000	8.6	3,506,859	12
Total	$587,485,241	100.0%	$51,802,211	

(1) Equal to the fair value of pledged securities plus accrued interest income, minus the sum of repurchase agreement liabilities and accrued interest expense.

(2) Formerly Merrill Lynch & Co., acquired by Bank of America Corp., effective January 1, 2009.

Our repurchase agreements do not include substantive provisions other than those covenants and other customary provisions contained in the standard master repurchase agreement as published by the Bond Market Association (now the Securities Industry and Financial Markets Association). The repurchase agreements generally require us to transfer additional securities to the counterparty in the event the value of the securities then held by the counterparty in the margin account falls below specified levels and contain events of default in cases where we breach our obligations under the agreement. We receive margin calls from our repurchase agreement counterparties from time to time in the ordinary course of business similar to other entities in the specialty finance business. As of December 31, 2010, 2009 and 2008, we had approximately $423.4 million, $153.0 million and $40.7 million, respectively, in Agency RMBS, U.S. Treasury securities and cash and cash equivalents available to satisfy future margin calls. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.

An event of default or termination event under the standard master repurchase agreement would give our counterparty the option to terminate all repurchase transactions existing with us and make any amount due by us to the counterparty to be payable immediately.

We have made and intend to continue to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock. In order to qualify as a REIT and to avoid federal corporate income tax on the income that we distribute to our stockholders, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, on an annual basis. This requirement can impact our liquidity and capital resources.

For our short term (one year or less) and long term liquidity, we also rely on the cash flow from operations, primarily monthly principal and interest payments to be received on our Agency RMBS, as well as any primary securities offerings authorized by our board of directors.

Based on our current portfolio, leverage rate and available borrowing arrangements, we believe that our cash flow from operations and the utilization of borrowings will be sufficient to enable us to meet anticipated short term (one year or less) liquidity requirements such as to fund our investment activities, pay fees under our management agreement, fund our distributions to stockholders and for general corporate expenses. However, an increase in prepayment rates substantially above our expectations could cause a temporary liquidity shortfall due to the timing of the necessary margin calls on the financing arrangements and the actual receipt of the cash related to principal paydowns. If our cash resources are at any time insufficient to satisfy our liquidity requirements, we may have to issue debt or additional equity securities or sell Agency RMBS in our portfolio. If required, the sale of Agency RMBS at prices lower than their amortized cost would result in realized losses. We believe that we have additional capacity through repurchase agreements to leverage our equity further should the need for additional short term (one year or less) liquidity arise.

Our ability to meet our long term (greater than one year) liquidity and capital resource requirements will be subject to obtaining additional debt financing and equity capital. We may increase our capital resources by obtaining long term credit facilities or making public or private offerings of equity or debt securities, possibly including classes of preferred stock, common stock, commercial paper, medium-term notes, CDOs, collateralized mortgage obligations and senior or subordinated notes. Such financing will depend on market conditions for capital raises and for the investment of any proceeds. If we are unable to renew, replace or expand our sources of financing on substantially similar terms, it may have an adverse effect on our business and results of operations.

We generally seek to borrow (on a recourse basis) between six and 10 times the amount of our net assets. At December 31, 2010, 2009 and 2008, our total liabilities were $5,698.9 million, $1,621.9 million and $603.6 million, respectively, which represented a leverage ratio of 8.3 to 1, 6.6 to 1 and 6.1 to 1, respectively.

Qualitative and Quantitative Disclosures about Short-Term Borrowings

The following table discloses quantitative disclosures about our short-term borrowings under repurchase agreements during the years ended December 31, 2010 and 2009.

(In millions)	Years Ended December 31, 2010	2009
Outstanding at period end	$3,443.8	$1,372.7
Weighted average rate at period end	0.32%	0.28%
Average outstanding during period	$1,766.0	$ 847.4
Weighted average rate during period	0.29%	0.53%
Largest month end balance during period	$3,443.8	$1,372.7

During year ended December 31, 2010, our repurchase agreement balance increased significantly during the end of the year due to an increase in our capital base that allowed us to finance additional asset purchases. Our net assets as of December 31, 2010 were $690.3 million compared to the average during the year ended December 31, 2010 of $390.9 million. During the year ended December 31, 2009, our repurchase agreement balance increased significantly during the end of the year due to an increase in our capital base that allowed us to finance additional asset purchases. Our net assets as of December 31, 2009 were $244.3 million compared to the average during the year ended December 31, 2009 of $178.4 million.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors based in part on our REIT taxable income as calculated according to the requirements of the Internal Revenue Code; in each case, our activities and balance sheet are measured with reference to fair value without considering inflation.

Critical Accounting Policies

Investment Company Accounting

Our financial statements are prepared by management in accordance with GAAP. Although we conduct our operations so that we are not required to register as an investment company under the Investment Company Act, for financial reporting purposes we are an investment company and follow the accounting and reporting specified in ASC 946, *Financial Services-Investment Companies*. Accordingly, investments in securities are carried at fair value with changes in fair value recorded in the statement of operations. Our most critical accounting policies require us to make complex and subjective decisions and assessments that could affect our reported assets and liabilities, as well as our reported interest income and expenses. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made based upon information available to us at that time. We rely on our Manager's experience and analysis of historical and current market data in order to arrive at what we believe to be reasonable estimates. See Note 2 to the financial statements included elsewhere in this annual report on Form 10-K for a complete discussion of our significant accounting policies. We have identified our most critical accounting policies to be the following:

Valuation

Valuation of our investments is determined by our Manager using third-party pricing services and dealer quotes. The third-party pricing services use pricing models that incorporate such factors as coupons, primary and secondary mortgage rates, prepayment speeds, spread to the Treasury curves and interest rate swap curves, convexity, duration, periodic and life caps and credit enhancement. The dealer quotes incorporate common market pricing methods, including a spread measurement to the Treasury curves or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, rate reset period, issuer, additional credit support and expected life of the security. CLOs are priced using indicative dealer quotes which are validated using internal cash flow models and the income approach. Major inputs to the model are prepayment speeds, reinvestment spreads, default rates and recovery rates. Our Manager reviews all prices used to ensure that current market conditions are represented. This review includes comparisons of similar market transactions, alternative third-party pricing services and dealer quotes, or comparisons to a pricing model. Based on this review our Manager will use judgment to determine the price that fairly represents the highest exit price and therefore the best representation of fair value. The resulting unrealized gains and losses are reflected in the statement of operations.

Recent Accounting Pronouncements

In January 2010, the FASB provided additional disclosure requirements for fair value measurements under ASC 820, *Fair Value Measurements and Disclosures*. The new pronouncement requires a reporting entity to disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances and settlements (that is, on a gross rather than net basis). We adopted the pronouncement in January 2010, and it did not have a material effect on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2010 and 2009, the primary component of our market risk was interest rate risk, as described below. While we do not seek to avoid risk completely, we do believe that risk can be quantified from historical experience and seek to actively manage risk, to earn sufficient compensation to justify taking risks and to maintain capital levels consistent with the risks we undertake. Our board of directors has a risk management committee that oversees our risk management process. See "Business—Risk Management" for a further discussion of our risk management committee and risk mitigation practices.

Interest Rate Risk

We are subject to interest rate risk in connection with our investments in Agency RMBS collateralized by ARMs, hybrid ARMs and fixed rate mortgage loans and our related debt obligations, which are generally repurchase agreements of limited duration that are periodically refinanced at current market rates. We seek to mitigate this risk through utilization of derivative contracts, primarily interest rate swap and cap agreements.

Effect on Net Investment Income. We fund our investments in long term Agency RMBS collateralized by ARMs, hybrid ARMs and fixed rate mortgage loans with short term borrowings under repurchase agreements. During periods of rising interest rates, the borrowing costs associated with those Agency RMBS tend to increase while the income earned on such Agency RMBS (during the fixed rate component of such securities) may remain substantially unchanged. This results in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses.

We are a party to the interest rate swap and cap contracts as of December 31, 2010, 2009 and 2008 described in detail under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments" in this annual report on Form 10-K.

Hedging techniques are partly based on assumed levels of prepayments of our Agency RMBS. If prepayments are slower or faster than assumed, the life of the Agency RMBS will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions.

Occasionally we invest in Agency RMBS collateralized by ARMs which are based on mortgages whose coupon rates reset monthly based on the Monthly Treasury Average, or "MTA". However, our borrowing costs pursuant to our repurchase agreements are generally based on 30-day LIBOR, which may change more quickly than the MTA index. Hence, in a rapidly rising interest rate environment, we would expect our net interest margin to decrease, temporarily. In a falling interest rate environment, we would expect our net interest margin to rise temporarily. For a discussion of the effects of interest rate changes on our Agency RMBS collateralized by hybrid ARMs and fixed-rate mortgages, see "*—Extension Risk.*"

Effect on Fair Value. Another component of interest rate risk is the effect changes in interest rates will have on the fair value of our assets. We face the risk that the fair value of our assets will increase or decrease at different rates than that of our liabilities, including our hedging instruments.

We primarily assess our interest rate risk by estimating the duration of our assets and the duration of our liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. We generally calculate duration using various third-party financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

Extension Risk. We invest in Agency RMBS collateralized by hybrid ARMs, which have interest rates that are fixed for the first few years of the loan (typically three, five, seven or 10 years) and thereafter reset periodically on the same basis as Agency RMBS collateralized by ARMs. We compute the projected weighted average life of our Agency RMBS collateralized by hybrid ARMs based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when Agency RMBS collateralized by fixed rate or hybrid ARMs is acquired with borrowings, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated weighted average life of the fixed rate portion of the related Agency RMBS. This strategy is designed to protect us from rising interest rates by fixing our borrowing costs for the duration of the fixed rate period of the collateral underlying the related Agency RMBS.

We have structured our swaps to expire in conjunction with the estimated weighted average life of the fixed period of the mortgages underlying our Agency RMBS portfolio. However, in a rising interest rate environment, the weighted average life of the fixed rate mortgages underlying our Agency RMBS could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results from operations, as borrowing costs would no longer be fixed after the term of the hedging instrument while the income earned on the remaining Agency RMBS would remain fixed for a period of time. This situation may also cause the market value of our Agency RMBS to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Interest Rate Cap Risk. Both the ARMs and hybrid ARMs that collateralize our Agency RMBS are typically subject to periodic and lifetime interest rate caps and floors, which limit the amount by which the security's interest yield may change during any given period. However, our borrowing costs will not be subject to similar restrictions. Therefore, in a period of increasing interest rates, the interest costs on our borrowings could increase without limitation by caps, while the interest-rate yields on our Agency RMBS would effectively be limited by caps. This problem will be magnified to the extent that we acquire Agency RMBS that are collateralized by hybrid ARMs that are not fully indexed. In addition, the underlying mortgages may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on our Agency RMBS than we need in order to pay the interest cost on our related borrowings. These factors could lower our net investment income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk. We intend to fund a substantial portion of our acquisitions of Agency RMBS with borrowings that, after the effect of hedging, have interest rates based on indices and repricing terms similar to, but of somewhat shorter maturities than, the interest rate indices and repricing terms of the Agency RMBS. Thus, we anticipate that in most cases the interest rate indices and repricing terms of our Agency RMBS and our funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. Therefore, our cost of funds would likely rise or fall more quickly than would our earnings rate on assets. During periods of changing interest rates, such interest rate mismatches could negatively impact our financial condition, cash flows and results of operations. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above.

Our analysis of risks is based on our Manager's experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of investment decisions by our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results reflected herein.

Prepayment Risk

Prepayments are the full or partial repayment of principal prior to the original contractual maturity of a mortgage loan and typically occur due to refinancing of mortgage loans. Prepayment rates for existing Agency RMBS generally increase when prevailing mortgage interest rates fall. In addition, prepayment rates on Agency RMBS collateralized by ARMs and hybrid ARMs generally increase when the difference between long term and short term interest rates declines or becomes negative. Some ARMs underlying our Agency RMBS may bear initial teaser mortgage interest rates that are lower than their fully-indexed rates, which refers to the applicable index rates plus a margin. In the event that such an ARM is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, the holder of the related Agency RMBS would have held such security while it was less profitable and lost the opportunity to receive interest at the fully-indexed rate over the expected life of the Agency RMBS. We currently do not own any Agency RMBS collateralized by ARMs with teaser mortgage interest rates. Additionally, we currently own Agency RMBS that were purchased at a premium. The prepayment of such Agency RMBS at a rate faster than anticipated would result in a write-off of any remaining capitalized premium amount.

In early March 2010, both Freddie Mac and Fannie Mae announced they would purchase from the pools of mortgage loans underlying RMBS guaranteed by them, all mortgage loans that are more than 120 days delinquent. The impact of these programs thus far is reflected in the CPR of our portfolio. Because a substantial portion of our portfolio consists of Agency RMBS backed by 15 year fixed-rate loans, which have low delinquency rates, these programs have not caused a significant increase in the CPR of our portfolio.

Our Manager seeks to mitigate our prepayment risk by investing in Agency RMBS with (i) a variety of prepayment characteristics, (ii) prepayment prohibitions and penalties and (iii) prepayment protections, as well as by balancing Agency RMBS purchased at a premium with Agency RMBS purchased at a discount.

Effect on Fair Value and Net Income

Another component of interest rate risk is the effect changes in interest rates will have on the fair value of our assets and our net income exclusive of the effect on fair value. We face the risk that the fair value of our assets and net investment income will increase or decrease at different rates than that of our liabilities, including our hedging instruments.

We primarily assess our interest rate risk by estimating the duration of our assets and the duration of our liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. We generally calculate duration using various financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

The following sensitivity analysis table shows the estimated impact on the fair value and net income exclusive of the effect on fair value of our interest rate-sensitive investments and repurchase agreement liabilities at December 31, 2010 and 2009, assuming a static portfolio and that rates instantaneously fall 25, 50 and 75 basis points and rise 25, 50 and 75 basis points.

December 31, 2010

Change in Interest Rates	Projected Change in the Fair Value of Our Assets	Projected Change in Our Net Income
- 75 basis points	2.79%	1.02%
- 50 basis points	1.93%	1.01%
- 25 basis points	0.99%	1.00%
No Change	0.00%	0.00%
+ 25 basis points	-1.03%	-1.04%
+ 50 basis points	-2.01%	-1.08%
+ 75 basis points	-3.19%	-1.13%

December 31, 2009

Change in Interest Rates	Projected Change in the Fair Value of Our Assets	Projected Change in Our Net Income
- 75 basis points	0.83%	2.50%
- 50 basis points	0.65%	1.35%
- 25 basis points	0.38%	0.29%
No Change	0.00%	0.00%
+ 25 basis points	-0.45%	-1.59%
+ 50 basis points	-0.98%	-4.76%
+ 75 basis points	-1.57%	-6.85%

While the charts above reflect the estimated immediate impact of interest rate increases and decreases on a static portfolio, we rebalance our portfolio from time to time either to take advantage or minimize the impact of changes in interest rates. Additionally, the effects of interest rate changes on our portfolio illustrated in the above chart does not take into account the effect that our hedging instruments, mainly interest rate swaps and caps, would have on the fair value of our portfolio, but does take into account the effect that our hedging instruments, would have on our net income exclusive of the effect on fair value. Generally, our interest rate swaps reset in the quarter following changes in interest rates. It is important to note that the impact of changing interest rates on fair value and net income can change significantly when interest rates change beyond 75 basis points from current levels. Therefore, the volatility in the fair value of our assets could increase significantly when interest rates change beyond 75 basis points. In addition, other factors impact the fair value of and net income from our interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, in the event of changes in actual interest rates, the change in the fair value of our assets and our net income would likely differ from that shown above, and such difference might be material and adverse to our stockholders.

Risk Management

Our board of directors exercises its oversight of risk management in many ways, including through its Risk Management Committee. The Risk Management Committee was established to oversee our senior management's and our Manager's risk-related responsibilities, including reviewing management policies and performance against these policies and related benchmarks.

As part of our risk management process, our Manager seeks to actively manage the interest rate, liquidity, prepayment and counterparty risks associated with our Agency RMBS portfolio. Our Manager seeks to mitigate our interest rate risk exposure by entering into various hedging instruments in order to minimize our exposure to potential interest rate mismatches between the interest we earn on our investments and our borrowing costs.

Our Manager seeks to mitigate our liquidity risks by monitoring our liquidity position on a daily basis and maintaining a prudent level of leverage, which we currently consider to be between 6 and 10 times the amount of net assets in our overall portfolio, based on current market conditions and various other factors, including the health of the financial institutions that lend to us under our repurchase agreements and the presence of special liquidity programs provided by domestic and foreign central banks.

Our Manager seeks to mitigate our prepayment risk by investing in Agency RMBS with (i) a variety of prepayment characteristics, (ii) prepayment prohibitions and penalties and (iii) prepayment protections, as well as by balancing Agency RMBS purchased at a premium with Agency RMBS purchased at a discount.

Our Manager seeks to mitigate our counterparty risk by (i) diversifying our exposure across a broad number of counterparties (ii) limiting our exposure to any one counterparty and (iii) monitoring the financial stability of our counterparties.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cypress Sharpridge Investments, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Cypress Sharpridge Investments, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cypress Sharpridge Investments, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

February 7, 2011
New York, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cypress Sharpridge Investments, Inc.:

We have audited the internal control over financial reporting of Cypress Sharpridge Investments, Inc. (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 7, 2011 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

February 7, 2011
New York, New York

CYPRESS SHARPRIDGE INVESTMENTS, INC.

STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2010	December 31, 2009
ASSETS:		
Investments in securities, at fair value (including net pledged assets of $3,671,582,721 and $1,464,713,648, respectively)	$6,331,048,543	$1,853,251,613
Interest rate cap contracts, at fair value	30,983,636	—
Interest rate swap contracts, at fair value	9,112,905	1,131,487
Cash and cash equivalents	1,510,378	1,889,667
Receivable for securities sold	—	2,724,805
Interest receivable	16,182,862	6,886,816
Other assets	428,904	311,908
Total assets	6,389,267,228	1,866,196,296
LIABILITIES:		
Repurchase agreements	3,443,843,294	1,372,707,572
Interest rate swap contracts, at fair value	9,756,873	4,925,333
Payable for securities purchased	2,234,400,672	229,838,772
Distribution payable	—	10,316,082
Accrued interest payable (including accrued interest on repurchase agreements of $1,084,400 and $353,856, respectively)	9,412,301	3,387,431
Related party management fee payable	799,413	356,873
Accrued expenses and other liabilities	715,358	373,251
Total liabilities	5,698,927,911	1,621,905,314
Contingencies (note 10)		
NET ASSETS	$ 690,339,317	$ 244,290,982
Net Assets consist of:		
Common Stock, $0.01 par value, 500,000,000 shares authorized (59,550,836 and 18,756,512 shares issued and outstanding, respectively)	$ 595,508	$ 187,565
Additional paid in capital	739,005,614	309,368,569
Accumulated net realized gain (loss) on investments	(138,681,783)	(87,363,976)
Net unrealized appreciation (depreciation) on investments	14,203,977	2,462,487
Undistributed (distributions in excess of) net investment income	75,216,001	19,636,337
NET ASSETS	$ 690,339,317	$ 244,290,982
NET ASSET VALUE PER SHARE	$ 11.59	$ 13.02

See notes to financial statements.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

SCHEDULES OF INVESTMENTS
DECEMBER 31, 2010
INVESTMENTS IN SECURITIES—UNITED STATES OF AMERICA

	Face Amount	Fair Value
Investments in Securities—917.1%[(d)]		
Mortgage Pass-Through Agency RMBS—914.1%[(d)]		
Fannie Mae Pools—802.1%[(d)]		
3.000%, due 1/1/2041[(a)(b)]	$ 50,363,273	$ 51,416,124
3.013%, due 10/1/2040[(a)(b)]	59,284,177	60,418,074
3.042%, due 12/1/2040[(b)]	194,331,078	199,189,355
3.210%, due 11/1/2040[(a)(b)]	49,730,849	50,956,893
3.212%, due 12/1/2040[(a)(b)]	100,076,086	103,078,369
3.233%, due 7/1/2040[(a)(b)]	47,318,116	48,667,357
3.251%, due 11/1/2040[(a)(b)]	49,711,810	50,761,812
3.309%, due 8/1/2040[(a)(b)]	47,107,215	48,594,420
3.336%, due 9/1/2040[(a)(b)]	48,525,304	49,857,653
3.340%, due 9/1/2040[(a)(b)]	55,821,372	57,416,317
3.462%, due 11/1/2040[(a)(b)]	24,735,111	25,193,369
3.500%, due 12/1/2025[(a)]	100,441,112	101,367,054
3.500%, due 1/1/2026[(a)]	179,923,555	181,582,225
3.500%, due 12/1/2025	4,138,467	4,176,618
3.500%, due 12/1/2025	16,273,430	16,423,451
3.500%, due 12/1/2025[(a)]	99,910,237	100,831,285
3.500%, due 1/1/2026	150,000,000	151,031,250
3.500%, due 2/1/2026	550,000,000	552,234,122
3.500%, due 3/1/2026	150,000,000	150,093,750
3.500%, due 4/1/2026	400,000,000	399,031,250
3.506%, due 8/1/2040[(a)(b)]	48,468,450	50,032,233
3.558%, due 7/1/2040[(a)(b)]	22,366,674	22,889,858
3.571%, due 7/1/2040[(a)(b)]	19,639,476	20,084,720
3.579%, due 8/1/2040[(a)(b)]	49,286,907	50,415,026
3.605%, due 10/1/2040[(a)(b)]	59,742,384	61,157,729
3.605%, due 8/1/2040[(a)(b)]	21,609,178	22,104,362
3.615%, due 8/1/2040[(a)(b)]	48,456,375	49,631,304
3.648%, due 6/1/2040[(a)(b)]	19,497,312	20,224,393
3.664%, due 7/1/2040[(a)(b)]	45,354,116	46,986,613
3.676%, due 7/1/2039[(a)(b)]	6,107,702	6,364,249
3.679%, due 7/1/2040[(a)(b)]	46,360,349	47,666,743
3.683%, due 8/1/2040[(a)(b)]	47,673,844	48,944,371
3.688%, due 5/1/2040[(a)(b)]	13,922,560	14,464,079
3.694%, due 8/1/2040[(a)(b)]	23,798,206	24,436,916
3.755%, due 5/1/2040[(a)(b)]	46,830,226	48,486,034
3.771%, due 8/1/2040[(a)(b)]	14,107,660	14,523,704
3.776%, due 9/1/2039[(a)(b)]	29,582,467	30,983,973
3.830%, due 7/1/2040[(a)(b)]	46,250,475	47,773,074
3.974%, due 10/1/2039[(a)(b)]	38,778,427	40,545,457
3.983%, due 9/1/2039[(a)(b)]	18,867,839	19,788,773
4.000%, due 12/1/2025[(a)]	25,104,392	25,951,666
4.000%, due 12/1/2030[(a)]	75,492,674	76,496,453

CYPRESS SHARPRIDGE INVESTMENTS, INC.

SCHEDULES OF INVESTMENTS—(Continued)
DECEMBER 31, 2010

	Face Amount	Fair Value
4.000%, due 1/1/2026[a]	$ 50,369,291	$ 52,069,257
4.000%, due 12/1/2025[a]	75,088,211	77,622,442
4.000%, due 12/1/2025	30,566,463	31,598,083
4.000%, due 1/1/2026	50,444,143	51,510,170
4.000%, due 12/1/2025	31,095,699	31,858,517
4.000%, due 12/1/2024[a]	22,837,119	23,554,349
4.000%, due 10/1/2024[a]	11,035,106	11,381,678
4.000%, due 1/1/2025[a]	41,383,571	42,683,276
4.000%, due 1/1/2025[a]	65,068,758	67,264,831
4.000%, due 2/1/2025[a]	43,086,018	44,540,173
4.000%, due 3/1/2025[a]	43,404,460	44,869,363
4.000%, due 9/1/2030[a]	96,940,128	98,229,080
4.000%, due 9/1/2030[a]	23,973,873	24,292,639
4.000%, due 10/1/2025[a]	27,531,176	28,460,355
4.000%, due 10/1/2030[a]	49,695,191	50,355,957
4.000%, due 10/1/2030[a]	74,994,411	75,991,564
4.000%, due 10/1/2030[a]	74,412,606	75,402,023
4.000%, due 10/1/2025[a]	29,823,374	30,829,914
4.000%, due 10/1/2030[a]	74,750,151	75,744,057
4.000%, due 10/1/2025[a]	49,679,595	51,356,284
4.000%, due 11/1/2025[a]	49,460,875	51,130,182
4.000%, due 11/1/2025[a]	50,118,131	51,809,620
4.000%, due 11/1/2025[a]	9,940,898	10,276,404
4.000%, due 2/1/2026	100,000,000	102,734,406
4.063%, due 6/1/2039[a][b]	19,102,482	20,082,071
4.096%, due 9/1/2039[a][b]	24,490,834	25,700,752
4.500%, due 5/1/2024[a]	12,185,735	12,855,950
4.500%, due 6/1/2024[a]	20,004,576	20,979,798
4.500%, due 5/1/2024[a]	13,063,498	13,700,343
4.500%, due 6/1/2024[a]	17,942,673	18,817,377
4.500%, due 9/1/2024[a]	21,594,382	22,647,107
4.500%, due 9/1/2024[a]	21,094,683	22,123,047
4.500%, due 10/1/2024[a]	36,292,336	38,061,586
4.500%, due 9/1/2024[a]	1,936,724	2,031,139
4.500%, due 11/1/2024[a]	11,630,839	12,197,842
4.500%, due 10/1/2024[a]	38,298,608	40,165,663
4.500%, due 11/1/2024[a]	49,978,307	52,414,747
4.500%, due 10/1/2024[a]	29,910,162	31,368,281
4.500%, due 4/1/2030[a]	28,916,011	29,997,591
4.500%, due 5/1/2030[a]	48,181,939	49,984,145
4.500%, due 6/1/2025[a]	33,361,298	35,050,212
4.500%, due 10/1/2030[a]	49,664,259	51,521,910
4.500%, due 11/1/2030[a]	50,338,372	52,221,238
4.500%, due 2/1/2026	300,000,000	314,109,282
5.500%, due 9/1/2023[a]	32,265,437	34,713,778
5.500%, due 2/1/2041	200,000,000	213,593,812
6.000%, due 5/1/2037[a]	8,748,648	9,400,860
6.000%, due 4/1/2038[a]	14,298,625	15,554,799
Total Fannie Mae Pools	5,403,988,561	5,537,130,432

CYPRESS SHARPRIDGE INVESTMENTS, INC.

SCHEDULES OF INVESTMENTS—(Continued)
DECEMBER 31, 2010

	Face Amount	Fair Value
Freddie Mac Pools—88.6%[d]		
3.052%, due 1/1/2041[a][b]	$ 45,411,000	$ 46,424,189
3.200%, due 12/1/2040[a][b]	50,012,229	51,281,379
3.247%, due 12/1/2040[b]	49,645,982	50,980,218
3.500%, due 3/1/2026	200,000,000	199,937,592
4.000%, due 10/1/2025[a]	73,473,803	75,689,497
4.500%, due 7/1/2024[a]	48,351,188	50,526,989
4.500%, due 2/1/2025[a]	43,716,947	45,738,853
4.500%, due 12/1/2024[a]	15,508,725	16,206,617
4.500%, due 12/1/2024[a]	15,095,857	15,775,170
4.500%, due 1/1/2025[a]	33,201,467	34,695,532
4.500%, due 5/1/2025[a]	18,565,000	19,423,630
5.500%, due 9/1/2023[a]	4,998,102	5,359,684
Total Freddie Mac Pools	597,980,300	612,039,350
Ginnie Mae Pools—23.4%[d]		
3.500%, due 7/20/2040[a][b]	84,443,930	87,840,536
3.500%, due 7/20/2040[a][b]	49,867,913	51,873,760
4.000%, due 1/20/2040[a][b]	20,627,242	21,686,415
Total Ginnie Mae Pools	154,939,085	161,400,711
Total Mortgage Pass-Through Agency RMBS (cost—$6,308,441,294)	6,156,907,946	6,310,570,493
Collateralized Loan Obligation Securities—3.0%[d]		
AMMC CLO V LTD[c]	2,249,000	1,349,400
AMMC CLO VII, LTD[c]	3,900,000	2,577,900
ARES VIR CLO, LTD[c][e]	3,775,000	1,623,250
BALLYROCK CLO 2006-2, LTD[c]	4,270,000	3,843,000
CARLYLE HIGH YIELD PARTNERS VIII, LTD[c]	3,000,000	2,250,000
EATON VANCE CDO IX, LTD[c]	2,500,000	1,915,000
FLAGSHIP CLO V, LTD[c]	3,750,000	2,362,500
PHOENIX CLO II, LTD (formerly AVENUE CLO V)[c][e]	2,000,000	1,127,000
PRIMUS CLO I, LTD[c]	2,500,000	1,750,000
TRIMARAN CLO VII, LTD[c]	2,000,000	1,680,000
Total Collateralized Loan Obligation Securities (cost—$21,182,967)	29,944,000	20,478,050
Total Investments in Securities (cost—$6,329,624,261)	$6,186,851,946	$6,331,048,543

CYPRESS SHARPRIDGE INVESTMENTS, INC.

SCHEDULES OF INVESTMENTS—(Continued)
DECEMBER 31, 2010

	Notional Amount	Fair Value
Interest Rate Cap Contracts—4.5%[(d)]		
December 2014 Expiration, Cap Rate 2.073%	$ 200,000,000	$ 4,752,395
October 2015 Expiration, Cap Rate 1.428%	300,000,000	15,339,727
November 2015 Expiration, Cap Rate 1.360%	200,000,000	10,891,514
Total Interest Rate Cap Contracts (Cost, $17,559,973)	$ 700,000,000	$30,983,636
Interest Rate Swap Contracts—(0.1)%[(d)]		
May 2013 Expiration, Pay Rate 1.600%, Receive Rate 3-Month LIBOR	$ 100,000,000	$ (1,495,761)
June 2013 Expiration, Pay Rate 1.378%, Receive Rate 3-Month LIBOR	300,000,000	(2,718,389)
July 2013 Expiration, Pay Rate 1.365%, Receive Rate 3-Month LIBOR	300,000,000	(2,484,208)
December 2013 Expiration, Pay Rate 1.309%, Receive Rate 3-Month LIBOR	400,000,000	(776,014)
December 2013 Expiration, Pay Rate 1.281%, Receive Rate 3-Month LIBOR	500,000,000	(539,051)
December 2013 Expiration, Pay Rate 1.264%, Receive Rate 3-Month LIBOR	400,000,000	(255,360)
December 2013 Expiration, Pay Rate 1.323%, Receive Rate 3-Month LIBOR	400,000,000	(904,287)
July 2014 Expiration, Pay Rate 1.720%, Receive Rate 3-Month LIBOR	100,000,000	(732,908)
July 2014 Expiration, Pay Rate 1.733%, Receive Rate 3-Month LIBOR	250,000,000	(1,786,556)
August 2014 Expiration, Pay Rate 1.353%, Receive Rate 3-Month LIBOR	200,000,000	1,529,006
September 2014 Expiration, Pay Rate 1.312%, Receive Rate 3-Month LIBOR	500,000,000	5,460,027
October 2014 Expiration, Pay Rate 1.173%, Receive Rate 3-Month LIBOR	240,000,000	4,059,533
Total Interest Rate Swap Contracts (Cost, $0)	$3,690,000,000	$ (643,968)

LEGEND

(a) Securities or a portion of the securities are pledged as collateral for repurchase agreements or interest rate swap contracts.

(b) The coupon rate shown on floating or adjustable rate securities represents the rate at December 31, 2010.

(c) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2010, the fair value of these securities amounted to $20,478,050, or 3.0% of net assets.

(d) Percentage of net assets.

(e) Non-income producing security.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

SCHEDULES OF INVESTMENTS—(Continued)
DECEMBER 31, 2009
INVESTMENTS IN SECURITIES—UNITED STATES OF AMERICA

	Face Amount	Fair Value
Investments in Securities—758.6%[d]		
Mortgage Pass-Through Agency RMBS—754.7%[d]		
Fannie Mae Pools—652.2%[d]		
2.907%, due 1/1/2035[a][b]	$29,968,527	$31,010,529
2.993%, due 4/1/2036[a][b]	39,693,779	41,083,061
3.004%, due 7/1/2036[a][b]	34,473,372	35,679,941
3.007%, due 10/1/2036[a][b]	33,776,514	34,958,692
3.024%, due 6/1/2036[a][b]	32,282,832	33,412,732
3.281%, due 9/1/2034[a][b]	28,217,356	29,147,118
3.533%, due 8/1/2037[a][b]	24,301,362	25,125,421
3.710%, due 7/1/2039[b]	9,464,706	9,674,350
3.726%, due 3/1/2034[a][b]	38,348,806	39,680,660
3.736%, due 5/1/2034[a][b]	7,506,917	7,763,278
3.744%, due 9/1/2039[a][b]	35,213,718	35,962,010
3.815%, due 9/1/2039[a][b]	34,774,099	35,599,984
3.990%, due 10/1/2039[a][b]	52,564,978	54,059,795
3.997%, due 9/1/2039[a][b]	24,760,921	25,472,797
4.000%, due 12/1/2024[a]	25,206,097	25,367,574
4.000%, due 1/1/2025[a]	49,442,119	49,758,858
4.000%, due 2/1/2025	75,000,000	75,480,469
4.000%, due 3/1/2025	50,000,000	49,984,375
4.028%, due 9/1/2039[a][b]	48,482,758	49,914,454
4.053%, due 7/1/2039[b]	41,086,634	42,324,164
4.071%, due 6/1/2039[a][b]	23,842,099	24,599,324
4.089%, due 7/1/2039[a][b]	39,480,789	40,711,405
4.100%, due 9/1/2039[a][b]	47,540,515	48,996,443
4.110%, due 8/1/2033[a][b]	6,230,747	6,470,257
4.500%, due 1/1/2025	75,000,000	76,945,313
4.500%, due 10/1/2024[a]	14,215,383	14,624,075
4.500%, due 10/1/2024[a]	35,133,397	36,143,482
4.500%, due 10/1/2024[a]	49,070,971	50,481,761
4.500%, due 10/1/2024[a]	48,847,852	50,252,228
4.500%, due 11/1/2024[a]	61,023,597	62,778,025
4.500%, due 11/1/2024[a]	14,050,143	14,454,084
4.500%, due 5/1/2024[a]	17,126,118	17,618,494
4.500%, due 6/1/2024[a]	32,265,407	33,193,038
4.500%, due 6/1/2024[a]	21,583,471	22,203,996
4.500%, due 6/1/2024[a]	27,170,767	27,951,927
4.500%, due 9/1/2024[a]	27,005,239	27,781,640
4.500%, due 9/1/2024[a]	28,600,339	29,422,599
4.500%, due 9/1/2024[a]	2,928,860	3,013,065
4.562%, due 4/1/2035[a][b]	9,767,018	10,141,290
5.290%, due 3/1/2038[a][b]	23,875,089	25,188,219
5.500%, due 9/1/2023[a]	47,390,027	50,204,995
5.564%, due 11/1/2037[a][b]	7,238,022	7,681,351

	Face Amount	Fair Value
5.859%, due 8/1/2037[(a)(b)]	$ 43,151,052	$ 45,822,102
5.937%, due 11/1/2036[(a)(b)]	32,327,827	34,369,653
5.983%, due 12/1/2036[(a)(b)]	31,889,626	33,890,062
6.000%, due 4/1/2038[(a)]	25,259,295	26,873,364
6.000%, due 5/1/2037[(a)]	15,167,653	16,088,329
6.113%, due 5/1/2037[(a)(b)]	22,463,223	23,923,332
Total Fannie Mae Pools	1,544,210,021	1,593,284,115
Freddie Mac Pools—92.1%[(d)]		
4.145%, due 4/1/2035[(a)(b)]	11,093,925	11,503,069
4.500%, due 7/1/2024	66,102,683	67,961,821
4.788%, due 12/1/2038[(a)(b)]	11,411,495	11,960,387
4.978%, due 5/1/2038[(a)(b)]	42,663,027	44,975,363
5.500%, due 9/1/2023[(a)]	7,126,262	7,542,435
5.790%, due 11/1/2036[(a)(b)]	39,662,375	41,981,830
5.956%, due 1/1/2036[(a)(b)]	4,413,530	4,633,676
5.996%, due 10/1/2037[(a)(b)]	32,382,377	34,406,275
Total Freddie Mac Pools	214,855,674	224,964,856
Ginnie Mae Pools—10.4%[(d)]		
4.000%, due 1/1/2040[(b)]	25,000,000	25,562,500
Total Ginnie Mae Pools	25,000,000	25,562,500
Total Mortgage Pass-Through Agency RMBS (cost—$1,808,695,017)	1,784,065,695	1,843,811,471
Collateralized Loan Obligation Securities—3.8%[(d)]		
AMMC CLO V, LTD[(c)(e)]	2,249,000	494,780
AMMC CLO VII, LTD[(c)(e)]	3,900,000	585,000
ARES VIR CLO, LTD[(c)(e)]	3,775,000	792,750
AVENUE CLO V, LTD[(c)]	2,000,000	80,000
BALLYROCK CLO 2006-2, LTD[(c)]	4,270,000	1,750,700
CARLYLE HIGH YIELD PARTNERS VIII, LTD[(c)]	3,000,000	210,000
EATON VANCE CDO IX, LTD[(c)]	2,500,000	600,000
FLAGSHIP CLO V, LTD[(c)]	3,750,000	825,000
PRIMUS CLO I, LTD[(c)(e)]	2,500,000	500,000
START III CLO, LTD[(c)]	3,000,000	2,660,400
TRIMARAN CLO VII, LTD[(c)]	2,000,000	700,000
Total Collateralized Loan Obligation Securities (cost—$27,145,692)	32,944,000	9,198,630
Structured Notes—0.1%[(d)]		
RESIX 2006-B B9, 6.233%, due 7/15/2038[(b)(c)]	1,849,306	55,479
RESIX 2006-B B10, 7.733%, due 7/15/2038[(b)(c)]	1,849,306	36,986
RESIX 2006-C B11, 7.483%, due 7/15/2038[(b)(c)]	708,387	14,168
RESIX 2007-A B11, 6.733%, due 2/15/2039[(b)(c)]	3,246,274	64,925
RESIX 2007-B B11, 8.733%, due 4/15/2039[(b)(c)]	3,497,675	69,954
Total Structured Notes (cost—$11,154,571)	11,150,948	241,512
Total Investments in Securities (cost—$1,846,995,280)	$1,828,160,643	$1,853,251,613

CYPRESS SHARPRIDGE INVESTMENTS, INC.

SCHEDULES OF INVESTMENTS—(Continued)
DECEMBER 31, 2009

	Notional Amount	Fair Value
Interest Rate Swap Contracts—(1.6%)[(d)]		
April 2012 Expiration, Pay Rate 1.691%, Receive Rate 3-Month LIBOR ...	$240,000,000	$ (543,716)
June 2012 Expiration, Pay Rate 2.266%, Receive Rate 3-Month LIBOR	200,000,000	(2,558,748)
July 2012 Expiration, Pay Rate 2.125%, Receive Rate 3-Month LIBOR	200,000,000	(1,822,869)
November 2013 Expiration, Pay Rate 2.213%, Receive Rate 3-Month LIBOR	100,000,000	1,131,487
Total Interest Rate Swap Contracts (Cost, $0)	$740,000,000	$(3,793,846)

LEGEND

(a) Securities or a portion of the securities are pledged as collateral for repurchase agreements or interest rate swap contracts.

(b) The coupon rate shown on floating or adjustable rate securities represents the rate at December 31, 2009.

(c) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2009, the fair value of these securities amounted to $9,440,142, or 3.9% of net assets.

(d) Percentage of net assets.

(e) Non-income producing security.

See notes to financial statements.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2010	2009	2008
INVESTMENT INCOME—Interest income	$ 75,538,957	$ 45,526,149	$ 55,475,822
EXPENSES:			
Interest	5,055,584	4,461,432	23,980,836
Management fees	6,088,277	3,633,005	2,554,539
Related party management compensation	1,459,445	985,053	1,280,277
General, administrative and other	2,913,376	2,395,611	3,913,068
Total expenses	15,516,682	11,475,101	31,728,720
Net investment income	60,022,275	34,051,048	23,747,102
GAINS AND (LOSSES) FROM INVESTMENTS:			
Net realized gain (loss) on investments	6,114,983	(48,338)	(7,982,797)
Net unrealized appreciation (depreciation) on investments	(4,832,051)	39,561,355	(26,377,797)
Net gain (loss) from investments	1,282,932	39,513,017	(34,360,594)
GAINS AND (LOSSES) FROM SWAP AND CAP CONTRACTS:			
Net swap and cap interest income (expense)	(18,563,320)	(7,623,821)	(6,945,012)
Net gain (loss) on termination of swap contracts	(36,925,072)	(10,804,123)	(35,118,468)
Net unrealized appreciation (depreciation) on swap and cap contracts	16,573,541	8,709,674	13,504,523
Net gain (loss) from swap and cap contracts	(38,914,851)	(9,718,270)	(28,558,957)
NET INCOME (LOSS)	$ 22,390,356	$ 63,845,795	$(39,172,449)
NET INCOME (LOSS) PER COMMON SHARE:			
Basic	$ 0.73	$ 4.76	$ (5.50)
Diluted	$ 0.73	$ 4.75	$ (5.50)

See notes to financial statements.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN NET ASSETS

	Years Ended December 31,		
	2010	2009	2008
Net income (loss):			
Net investment income	$ 60,022,275	$ 34,051,048	$ 23,747,102
Net realized gain (loss) on investments	6,114,983	(48,338)	(7,982,797)
Net unrealized appreciation (depreciation) on investments	(4,832,051)	39,561,355	(26,377,797)
Net gain (loss) from swap and cap contracts	(38,914,851)	(9,718,270)	(28,558,957)
Net income (loss)	22,390,356	63,845,795	(39,172,449)
Capital transactions:			
Net proceeds from issuance of common shares	488,950,591	106,553,047	14,021,478
Distributions to shareholders	(29,860,945)	(6,001,756)	(9,474,493)
Tax return of capital distributions	(36,891,112)	(19,892,006)	—
Amortization of related party compensation	1,459,445	985,053	1,280,277
Increase in net assets from capital transactions	423,657,979	81,644,338	5,827,262
Total increase (decrease) in net assets	446,048,335	145,490,133	(33,345,187)
Net assets:			
Beginning of year	244,290,982	98,800,849	132,146,036
End of year	$690,339,317	$244,290,982	$ 98,800,849

See notes to financial statements.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 22,390,356	$ 63,845,795	$ (39,172,449)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Purchase of investment securities	(6,612,954,500)	(1,370,711,330)	(1,942,505,453)
Premium paid on interest rate caps	(18,595,000)	—	—
Proceeds from disposition of investment securities	1,587,024,561	51,634,497	2,972,601,715
Proceeds from paydowns of investment securities	540,531,136	192,526,871	112,561,371
Amortization of related party compensation	1,459,445	985,053	1,280,277
Amortization of premiums on investment securities	859,212	887,248	695,686
Amortization of premiums on interest rate cap contracts	1,035,027	—	—
Accretion of discounts on investment securities	—	—	(77,099)
Offering expenses	—	—	2,274,362
Net realized (gain) loss on investments	(6,114,983)	48,338	7,982,797
Net realized (gain) loss on paydowns	8,025,593	2,434,091	2,296,430
Net unrealized (appreciation) depreciation on swap and cap contracts	(16,573,541)	(8,709,674)	(13,504,523)
Net unrealized (appreciation) depreciation on investments	4,832,051	(39,561,355)	26,377,797
Change in assets and liabilities:			
Receivable for securities sold	2,724,805	(1,839,796)	1,646,023
Interest receivable	(9,296,046)	(3,058,230)	6,496,923
Other assets	(116,996)	(23,791)	(36,685)
Payable for securities purchased	2,004,561,900	229,838,772	(378,187,031)
Accrued interest payable	6,024,870	1,060,223	(3,364,955)
Related party management fee payable	442,540	136,828	54,657
Accrued expenses and other liabilities	342,107	(224,876)	78,074
Net cash provided by (used in) operating activities	(2,483,397,463)	(880,731,336)	757,497,917
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from repurchase agreements	16,389,071,336	9,135,440,168	14,152,289,497
Repayments of repurchase agreements	(14,317,935,614)	(8,350,217,837)	(14,902,418,119)
Proceeds from issuance of common shares	489,739,733	107,740,917	14,021,478
Offering costs paid	(789,142)	(1,920,705)	(1,269,425)
Distributions paid	(77,068,139)	(15,577,680)	(13,087,462)
Net cash provided by (used in) financing activities	2,483,018,174	875,464,863	(750,464,031)
Net increase (decrease) in cash and cash equivalents	(379,289)	(5,266,473)	7,033,886
CASH AND CASH EQUIVALENTS—Beginning of period	1,889,667	7,156,140	122,254
CASH AND CASH EQUIVALENTS—End of period	$ 1,510,378	$ 1,889,667	$ 7,156,140
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 19,728,149	$ 13,664,969	$ 45,820,914
SUPPLEMENTAL DISCLOSURES OF NONCASH FLOW INFORMATION:			
Distributions declared, not yet paid	$ —	$ 10,316,082	$ —
Change in accrued offering costs	$ —	$ (510,569)	$ 46,818

See notes to financial statements.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Cypress Sharpridge Investments, Inc. (the "Company") was formed as a Maryland corporation on January 3, 2006, and commenced operations on February 10, 2006. The Company is externally managed and advised by Cypress Sharpridge Advisors LLC (the "Manager"), a Delaware limited liability company, pursuant to a management agreement (the "Management Agreement"). The Manager is a joint venture between Cypress CSI Advisors LLC, a sponsor of private equity funds and leveraged buyouts of U.S. companies in the industrial, consumer, media and financial sectors, and Sharpridge Capital Management, L.P., a fixed income asset management company. Certain individuals associated with Cypress CSI Advisors LLC and Sharpridge Capital Management, L.P. serve on the Company's board of directors and the Manager's investment committee.

The Company has elected to be taxed and intends to continue to qualify as a real estate investment trust ("REIT") and is required to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), with respect thereto. The Company's strategy had been to invest a majority of its capital in residential mortgage-backed securities ("RMBS") that are issued and guaranteed by a federally chartered corporation, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or an agency of the U.S. government such as the Government National Mortgage Association ("Ginnie Mae") ("Agency RMBS"), and subordinated tranches of asset-backed securities, including collateralized debt or loan obligations ("CLOs"). In March 2008, the board of directors amended the investment guidelines, pursuant to which the Company elected to invest exclusively in Agency RMBS. In March 2010, the board of directors further amended the investment guidelines so that the Company may also invest in collateralized mortgage obligations issued by Fannie Mae, Freddie Mac or Ginnie Mae. The Company engages in business activities under one operating segment. The Company's common stock trades on the New York Stock Exchange under the symbol "CYS".

On May 1, 2008, the board of directors of the Company approved a three-for-one reverse stock split of issued and outstanding common stock, which was then approved by stockholders at the May 23, 2008 annual meeting of stockholders. The reverse stock split was effective May 28, 2008, and the accompanying financial statements were adjusted to give effect to the reverse stock split.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies ("GAAP"). Accordingly, investments in securities are carried at fair value with changes in fair value recorded in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those management estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held in banks and highly liquid investments with original maturities of three months or less. Interest income earned on cash and cash equivalents is recorded in interest income.

Interest Rate Swap and Cap Contracts

The Company utilizes interest rate swaps and caps to hedge the interest rate risk associated with the financing of its portfolio. Specifically, the Company seeks to hedge the exposure to potential interest rate mismatches between the interest earned on investments and the borrowing costs caused by fluctuations in short term interest rates. In a simple interest rate swap, one investor pays a floating rate of interest on a notional principal amount and receives a fixed rate of interest on the same notional principal amount for a specified period of time. Alternatively, an investor may pay a fixed rate and receive a floating rate. In a simple interest rate cap, one investor pays a premium for a notional principal amount based on a capped interest rate (the "cap rate"). When the floating interest rate (the "floating rate") exceeds the cap rate, the investor receives a payment from the cap counterparty equal to the difference between the floating rate and the cap rate on the same notional principal amount for a specified period of time. Alternatively, an investor may receive a premium and pay the difference in cap rate and floating rate. Interest rate swaps and caps are asset/liability management tools.

During the term of the interest rate swap or cap, the Company makes or receives periodic payments and unrealized gains or losses are recorded as a result of marking the swap and cap to their fair value. When the swap or cap is terminated, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's cost basis in the contract, if any. The periodic payments, amortization of premiums on cap contracts and any realized or unrealized gains or losses are reported under gains and losses from swap and cap contracts in the statement of operations. Swaps involve a risk that interest rates will move contrary to the Company's expectations, thereby increasing its payment obligation.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, *Clarification of the Scope of Audit and Accounting Guide Investment Companies* ("ASC 946"), prior to its deferral in February 2008. Under ASC 946, the Company uses financial reporting for investment companies, and accordingly, its investments including its interest rate swap and cap contracts, are carried at fair value with changes in fair value included in earnings. Consequently, there is no impact to designating interest rate swaps and caps as cash flow or fair value hedges under GAAP.

The Company is exposed to credit loss in the event of nonperformance by the counterparty to the swap and cap, limited to any gains recognized. However, as of December 31, 2010 the Company did not anticipate nonperformance by any counterparty. Should interest rates move unexpectedly, the Company may not achieve the anticipated benefits of the interest rate swap or cap and may realize a loss.

Investment Valuation

Valuation of the Company's investments is determined by the Manager. Investments are valued using third-party pricing services and dealer quotes. The third-party pricing services use pricing models that incorporate such factors as coupons, primary and secondary mortgage rates, prepayment speeds, spread to the Treasury curves and interest rate swap curves, convexity, duration, periodic and life caps and credit enhancement. The dealer quotes incorporate common market pricing methods, including a spread measurement to the Treasury curves or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, rate reset period, issuer, additional credit support and expected life of the security. CLOs are priced using indicative dealer quotes which are validated using internal cash flow models and the income approach. Major inputs to the model are prepayment speeds, reinvestment spreads, default rates and recovery rates. The Manager reviews all prices used to ensure that current market conditions are represented. This review includes comparisons of similar market transactions, alternative third-party pricing services and dealer quotes, or comparisons to a pricing model. Based on this review the Company's Manager will use judgment to determine the price that fairly represents the highest exit price and therefore the best representation of fair value. The resulting unrealized gains and losses are reflected in the statement of operations.

Agency Mortgage-Backed Securities

The Company's investments in Agency RMBS consist of whole-pool pass-through certificates backed by fixed rate, monthly reset adjustable-rate and hybrid adjustable-rate residential mortgage ("ARM") loans guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Hybrid ARMs have interest rates that have an initial fixed period (typically three, five, seven or ten years) and thereafter reset at regular intervals in a manner similar to adjustable-rate mortgage-backed securities and loans.

Delayed Delivery Transactions

The Company may engage in delayed delivery transactions. The Company records delayed delivery securities on the trade date and maintains security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a delayed delivery basis are carried at fair value and begin earning interest on the settlement date. Losses may occur on these transactions due to changes in market conditions or the failure of counterparties to perform under the contract. The Company may transact in To Be Announced Securities ("TBAs"). As with other delayed delivery transactions, a seller agrees to issue TBAs at a future date. However, the seller does not specify the particular securities to be delivered. Instead, the Company agrees to accept any security that meets specified terms such as issuer, interest rate and terms of underlying mortgages. The Company records TBAs on the trade date utilizing information associated with the specified terms of the transaction as opposed to the specific mortgages. TBAs are carried at fair value and begin earning interest on the settlement date. Losses may occur due to the fact that the actual underlying mortgages received may be less favorable than those anticipated by the Company. Delayed delivery transactions and TBAs are recorded as payables for securities purchased on the Company's statement of assets and liabilities. As of December 31, 2010 and 2009 the Company had pledged Agency RMBS with a fair value of $10.1 million and $0, respectively, on its $2,234.4 million and $229.8 million, respectively, of open delayed delivery and TBA transactions.

Collateralized Debt or Loan Obligations

The Company has investments in securities backed by a pool of variously rated loans or bonds. Underwriters of CLOs package a large and diversified pool of loans or bonds, including high risk, high yield bonds, which is then separated into "tiers." Typically, the top tier represents the higher quality collateral and pays the lower interest rate; a middle tier is backed by riskier loans or bonds and pays a higher rate; the bottom tier represents the lowest credit quality and, instead of receiving a fixed interest rate, may receive the residual interest payments from the pool.

Repurchase Agreements

Repurchase agreements are borrowings which are generally collateralized by the Company's investments in fixed income securities and are carried at their amortized cost, which approximates their fair value due to their short term nature, generally 30-90 days. The Company has not elected to fair value these liabilities under ASC 825 and consequently has not included these in any ASC 820 disclosures. Should fair value be elected under ASC 825 such liabilities would be included in the leveling tables required under ASC 820. Counterparties are large institutional dealers in fixed income securities. Collateral is valued daily and counterparties may require additional collateral when appropriate. At December 31, 2010 and 2009, fixed income securities owned with a fair value of approximately $3,657.2 million and $1,445.2 million, respectively, have been pledged as collateral for repurchase agreements for which the counterparty has the right to sell or repledge the securities.

Investment Transactions and Income

The Company records its transactions in securities on a trade date basis. Realized gains and losses on securities transactions are recorded on an identified cost basis. Interest income and expense are recorded on the accrual basis. Interest income on Agency RMBS is accrued based on outstanding principal amount of the securities and their contractual terms. Interest on CLOs is accrued at a rate determined based on estimated future cash flows and adjusted prospectively as future cash flow amounts are recast. For CLO securities placed on nonaccrual status or when the Company cannot reliably estimate cash flows, the cost recovery method is used. Amortization of premium and accretion of discount are recorded using the yield to maturity method, and are included in interest income in the statement of operations.

Share-Based Compensation

The Company accounts for share-based compensation issued to its non-management directors and executive officers and certain officers and employees of its Manager and its sub-advisors and other individuals who provide services to the Company, as designated by its Manager ("Manager Designees"), using the fair value based methodology prescribed by ASC 718, *Share-Based Payment* ("ASC 718"). Compensation cost related to restricted common stock and common stock options issued to the Manager Designees is initially measured at estimated fair value at the grant date, and is remeasured on subsequent dates to the extent the awards are unvested. Compensation cost related to non-management directors is measured at its estimated fair value at the grant date and amortized and expensed over the vesting period. The Company has elected to use the straight line method pursuant to ASC 718 to amortize compensation expense for the restricted common stock and common stock options granted to the Manager Designees.

Income Taxes

The Company has elected to be taxed as a REIT and intends to continue to comply with provisions of the Code with respect thereto. As a REIT, the Company generally will not be subject to federal or state income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other tests relating to assets and income.

Earnings Per Share ("EPS")

Basic EPS is computed using the two class method by dividing net income (loss) after adjusting for the impact of unvested stock awards deemed to be participating securities, by the weighted average number of common shares outstanding calculated excluding unvested stock awards. Diluted EPS is computed by dividing net income (loss), after adjusting for the impact of unvested stock awards deemed to be participating securities, by the weighted average number of common shares outstanding calculated excluding unvested stock awards, giving effect to common stock options and warrants, if they are not anti-dilutive. See note 3 for EPS computations.

Recent Accounting Pronouncements

In January 2010, the FASB provided additional disclosure requirements for fair value measurements under ASC 820, *Fair Value Measurements and Disclosures*. The new pronouncement requires a reporting entity to disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances and settlements (that is, on a gross rather than net basis). The Company adopted the pronouncement in January 2010, and it did not have a material effect on the Company's financial statements.

3. EARNINGS PER SHARE

Components of the computation of basic and diluted EPS were as follows:

	Years Ended December 31,		
	2010	**2009**	**2008**
Net income (loss)	$ 22,390,356	$ 63,845,795	$(39,172,449)
Less dividends paid:			
Common shares	(65,259,627)	(25,511,098)	(9,303,403)
Unvested shares	(1,492,430)	(381,685)	(169,419)
Undistributed (overdistributed) earnings	(44,361,701)	37,953,012	(48,645,271)

	Years Ended December 31,		
	2010	2009	2008
Basic weighted average shares outstanding:			
Common shares	28,439,653	13,303,848	7,149,374
Basic earnings per common share:			
Distributed earnings	$ 2.29	$ 1.92	$ 1.30
Undistributed (overdistributed) earnings	(1.56)	2.84	(6.80)
Basic earnings per common share	$ 0.73	$ 4.76	$ (5.50)
Diluted weighted average shares outstanding:			
Common shares	28,439,653	13,303,848	7,149,374
Net effect of dilutive warrants	10,091	15,717	—
	28,449,744	13,319,565	7,149,374
Diluted earnings per common share:			
Distributed earnings	$ 2.29	$ 1.92	$ 1.30
Undistributed earnings	(1.56)	2.83	(6.80)
Diluted earnings per common share	$ 0.73	$ 4.75	$ (5.50)

4. INVESTMENTS IN SECURITIES AND INTEREST RATE SWAP AND CAP CONTRACTS

The Company's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. ASC 820 classifies these inputs into the following hierarchy:

Level 1 Inputs—Quoted prices for identical instruments in active markets.

Level 2 Inputs—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs—Instruments with primarily unobservable value drivers.

Effective January 1, 2008, the Company adopted the provisions of ASC 820. The adoption of ASC 820 had no effect on the manner in which the Company measures fair value, but requires certain additional disclosures about the fair value of securities and derivatives, based on the level of inputs. The following table provides a summary of the significant assets and liabilities that are measured at fair value on a recurring basis:

December 31, 2010

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Assets				
Agency RMBS	$ —	$6,310,570	$ —	$6,310,570
CLOs	—	—	20,478	20,478
Interest rate cap contracts	—	30,984	—	30,984
Interest rate swap contracts[(a)]	—	9,113	—	9,113
Total	$ —	$6,350,667	$20,478	$6,371,145
Liabilities				
Interest rate swap contracts	$ —	$ 9,757	$ —	$ 9,757

December 31, 2009

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Agency RMBS	$ —	$1,843,811	$ —	$1,843,811
CLOs and Structured notes	—	9,440	—	9,440
Interest rate swap contracts[(a)]	—	1,132	—	1,132
Total	$ —	$1,854,383	$ —	$1,854,383
Liabilities				
Interest rate swap contracts	$ —	$ 4,925	$ —	$ 4,925

[(a)] Subject to master netting arrangements

The table below presents a reconciliation of changes in assets classified as Level 3 in the Company's financial statements for the year ended December 31, 2010. There were no changes in 2009. A discussion of the method of fair valuing these assets is included above in *"Investment Valuation"*. Transfers into Level 3 relate to CLOs classified as Level 2 in the prior period for which the inputs relating to default rates and recovery rates are no longer being considered observable. Net unrealized appreciation (depreciation) on the assets is included in net unrealized appreciation (depreciation) on investments in the statement of operations.

Fair Value Reconciliation, Level 3
(dollars in thousands)

	December 31, 2010
CLOs	
Beginning balance Level 3 assets	$ —
Transfers into Level 3	20,478
Ending balance Level 3 assets	$20,478
Change in net unrealized appreciation (depreciation)	$17,218

The Agency RMBS portfolio consisted of Agency RMBS as follows:

December 31, 2010

			Weighted Average		
Security Description	Par Amount	Fair Value	Coupon	Months to Reset[(1)]	Constant Prepayment Rate[(2)]
	(in thousands)				
Agency RMBS collateralized by fixed rate mortgages	$4,419,601	$4,521,648	4.0%	N/A	19.4%
Agency RMBS collateralized by hybrid ARMs	1,737,307	1,788,922	3.4	63.2	18.4
Total Agency RMBS	$6,156,908	$6,310,570			

December 31, 2009

Security Description	Par Amount	Fair Value	Weighted Average Coupon	Weighted Average Months to Reset[1]	Weighted Average Constant Prepayment Rate[2]
	(in thousands)				
Agency RMBS collateralized by hybrid ARMs	$ 565,396	$ 586,834	4.5%	46.8	23.4%
Agency RMBS collateralized by short-reset hybrid ARMs[3]	263,728	275,717	4.5	13.3	19.0
Agency RMBS collateralized by monthly reset ARMs	140,226	145,134	3.0	1	11.2
Agency RMBS collateralized by fixed rate mortgages	814,716	836,126	4.5	N/A	9.0
Total Agency RMBS	$1,784,066	$1,843,811			

(1) "Months to Reset" is the number of months remaining before the fixed rate on a hybrid ARM becomes a variable rate. At the end of the fixed period, the variable rate will be determined by the margin and the pre-specified caps of the ARM.

(2) "Constant Prepayment Rate" is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate is an annualized version of the prior three month prepayment rate. Securities with no prepayment history are excluded from this calculation.

(3) "Short-reset" is defined as 24 months or less to reset.

As of December 31, 2010 and 2009, the Company's Agency RMBS were purchased at a net premium to their par value, with a weighted-average amortized cost of $102.5 and $101.4, respectively, due to the average interest rates on these investments being higher than prevailing market rates. As of December 31, 2010 and 2009, approximately $152.7 million and $25.0 million, respectively, of unamortized premium was included in the cost basis of the securities.

Actual maturities of Agency RMBS are generally shorter than stated contractual maturities (which range up to 30 years), as they are affected by the contractual lives of the underlying mortgages, periodic payments and prepayments of principal. As of December 31, 2010 and 2009, the average final contractual maturity of the Company's Agency RMBS portfolio is in year 2031. Based on current estimates, the Agency RMBS will have a weighted average expected life of less than five years. Interest income on Agency RMBS for the years ended December 31, 2010, 2009 and 2008 was $72.7 million, $44.0 million and $49.0 million, respectively.

In order to mitigate its interest rate exposure, the Company enters into interest rate swap and cap contracts. The Company had the following interest rate swap and cap transactions during the years ended December 31, 2010 and 2009:

Year Ended December 31, 2010		
Trade Date	**Transaction**	**Notional**
April 2010	Opened	$ 400,000,000
April 2010	Terminated	(640,000,000)
May 2010	Opened	740,000,000
May 2010	Terminated	(400,000,000)
June 2010	Opened	400,000,000
June 2010	Terminated	(100,000,000)
July 2010	Opened	750,000,000
August 2010	Opened	200,000,000
August 2010	Terminated	(200,000,000)
September 2010	Opened	500,000,000
October 2010	Opened	540,000,000
October 2010	Terminated	(240,000,000)
November 2010	Opened	200,000,000
November 2010	Terminated	(200,000,000)
December 2010	Opened	1,700,000,000
Net Increase		$3,650,000,000

Year Ended December 31, 2009		
Trade Date	**Transaction**	**Notional**
April 2009	Opened	$ 240,000,000
April 2009	Terminated	(240,000,000)
June 2009	Opened	400,000,000
November 2009	Opened	100,000,000
Net Increase		$ 500,000,000

As of December 31, 2010 and 2009, the Company had net pledged Agency RMBS and U.S Treasury securities with a fair value of $4.3 million and $19.5 million, respectively, as collateral on interest rate swap and cap contracts. Below is a summary of our interest rate swap and cap contracts open as of December 31, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC 815[(a)]

As of December 31, 2010 Expiration Date	Pay Rate	Receive Rate	Notional Amount	Fair Value	Statement of Assets and Liabilities Location
May 2013	1.6000%	3-Month LIBOR[(b)]	$ 100,000,000	$ (1,495,761)	Interest rate swap contracts, at fair value
June 2013	1.3775%	3-Month LIBOR[(b)]	300,000,000	(2,718,389)	Interest rate swap contracts, at fair value
July 2013	1.3650%	3-Month LIBOR[(b)]	300,000,000	(2,484,208)	Interest rate swap contracts, at fair value
December 2013	1.3088%	3-Month LIBOR[(b)]	400,000,000	(776,014)	Interest rate swap contracts, at fair value[(c)]
December 2013	1.2813%	3-Month LIBOR[(b)]	500,000,000	(539,051)	Interest rate swap contracts, at fair value
December 2013	1.2640%	3-Month LIBOR[(b)]	400,000,000	(255,360)	Interest rate swap contracts, at fair value[(c)]
December 2013	1.3225%	3-Month LIBOR[(b)]	400,000,000	(904,287)	Interest rate swap contracts, at fair value[(c)]
July 2014	1.7200%	3-Month LIBOR[(b)]	100,000,000	(732,908)	Interest rate swap contracts, at fair value
July 2014	1.7325%	3-Month LIBOR[(b)]	250,000,000	(1,786,556)	Interest rate swap contracts, at fair value
August 2014	1.3530%	3-Month LIBOR[(b)]	200,000,000	1,529,006	Interest rate swap contracts, at fair value
September 2014	1.3120%	3-Month LIBOR[(b)]	500,000,000	5,460,027	Interest rate swap contracts, at fair value
October 2014	1.1725%	3-Month LIBOR[(b)]	240,000,000	4,059,533	Interest rate swap contracts, at fair value
Total			$3,690,000,000	$ (643,968)	

Expiration Date	Cap Rate	Notional Amount	Fair Value	Statement of Assets and Liabilities Location
December 2014	2.0725%	$ 200,000,000	$ 4,752,395	Interest rate cap contracts, at fair value
October 2015	1.4275%	300,000,000	15,339,727	Interest rate cap contracts, at fair value
November 2015	1.3600%	200,000,000	10,891,514	Interest rate cap contracts, at fair value
Total		$ 700,000,000	$30,983,636	

As of December 31, 2009 Expiration Date	Pay Rate	Receive Rate	Notional Amount	Fair Value	Statement of Assets and Liabilities Location
April 2012	1.6910%	3-Month LIBOR[(b)]	$ 240,000,000	$ (543,716)	Interest rate swap contracts, at fair value
June 2012	2.2660%	3-Month LIBOR[(b)]	200,000,000	(2,558,748)	Interest rate swap contracts, at fair value
July 2012	2.1250%	3-Month LIBOR[(b)]	200,000,000	(1,822,869)	Interest rate swap contracts, at fair value
November 2013	2.2125%	3-Month LIBOR[(b)]	100,000,000	1,131,487	Interest rate swap contracts, at fair value
Total			$ 740,000,000	$ (3,793,846)	

Derivatives not designated as hedging Instruments under ASC 815[(a)]	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		Years Ended December 31,		
		2010	2009	2008
Interest rate swap and cap contracts	Net gain (loss) from swap and cap contracts	$(38,914,851)	$(9,718,270)	$(28,558,957)

(a) See note 2 for additional information on the Company's purpose for entering into interest rate swaps and caps and the decision not to designate them as hedging instruments.

(b) London InterBank Offered Rate ("LIBOR").

(c) This contract is subject to master netting arrangements and has been netted against an asset balance with the same counterparty on the statement of assets and liabilities.

Credit Risk

At December 31, 2010 and 2009, the Company reduced its exposure to credit losses on its mortgage assets by purchasing Agency RMBS. The payment of principal and interest on the Agency RMBS are guaranteed by Freddie Mac, Fannie Mae and Ginnie Mae. In September 2008, both Freddie Mac and Fannie Mae were placed in the conservatorship of the United States government. While it is hoped that the conservatorship will help stabilize Freddie Mac's and Fannie Mae's losses and overall financial position, there can be no assurance that it will succeed or that, if necessary, Freddie Mac or Fannie Mae will be able to satisfy their guarantees of Agency RMBS.

The Company's CLOs do not have the backing of Fannie Mae, Freddie Mac or Ginnie Mae. Payment of principal and interest is dependent on the performance of the underlying loans, which are subject to borrower default and possible losses.

5. BORROWINGS

The Company leverages its Agency RMBS portfolio through the use of repurchase agreements. Each of the borrowing vehicles used by the Company bears interest at floating rates based on a spread above or below the LIBOR. The fair value of borrowings under repurchase agreements approximates their carrying amount due to the short-term nature of these financial instruments.

Certain information with respect to the Company's borrowings is summarized in the following tables. Each of the borrowings listed is contractually due in one year or less (dollars in thousands).

December 31, 2010	
Outstanding borrowings	$3,443,843
Interest accrued thereon	$ 1,084
Weighted average borrowing rate	0.32%
Weighted average remaining maturity (in days)	39.3
Fair value of the collateral[(1)]	$3,657,185

December 31, 2009	
Outstanding borrowings	$1,372,708
Interest accrued thereon	$ 354
Weighted average borrowing rate	0.28%
Weighted average remaining maturity (in days)	27.6
Fair value of the collateral[(1)]	$1,445,191

(1) Collateral for borrowings consists of Agency RMBS.

At December 31, 2010 and 2009, the Company did not have any repurchase agreements where the amount at risk exceeded 10% of net assets.

6. SHARE CAPITAL

The Company authorized 500,000,000 shares of common stock having par value of $0.01 per share. As of December 31, 2010 and December 31, 2009, the Company had issued and outstanding 59,550,836 and 18,756,512 shares of common stock, respectively, and warrants to purchase an additional 15,200 and 78,190 shares of common stock, respectively. The Company issued 40,794,324 and 11,093,806 shares of common stock during the years ended December 31, 2010 and 2009, respectively.

Below is a description of the warrants outstanding at December 31, 2010 and December 31, 2009:

December 31, 2010

Expiration	Additional shares of common stock	Exercise Price
April 30, 2011	15,200	$11.00

December 31, 2009

Expiration	Additional shares of common stock	Exercise Price
April 30, 2011	78,190	$11.00

The Company also authorized 50,000,000 shares of preferred stock having a par value of $0.01 per share. As of December 31, 2010 and 2009, no such shares were issued or outstanding.

On June 17, 2009, the Company closed its initial public offering of 10,465,000 shares of its common stock at a public offering price of $11.00 per share for total net proceeds of approximately $105.8 million, after the underwriting discount and commissions and expenses. On June 30, 2010, the Company closed a public offering of 10,925,000 shares of its common stock at a public offering price of $12.50 per share for total net proceeds of approximately $129.4 million, after the underwriting discount and commissions and expenses. On September 24, 2010, the Company closed a public offering of 14,950,000 shares of its common stock at a public offering price of $12.95 per share for total net proceeds of approximately $184.7 million, after the underwriting discount and commissions and expenses. On December 15, 2010, the Company closed a public offering of 13,972,500 shares of its common stock at a public offering price of $12.46 per share for total net proceeds of approximately $166.9 million, after the underwriting discount and commissions and expenses.

The Company sponsors a dividend reinvestment and direct stock purchase plan through which stockholders may purchase additional shares of common stock by reinvesting some or all of the cash dividends received on shares of common stock. This plan became effective on June 22, 2010. Stockholders may also make optional cash purchases of shares of common stock subject to certain limitations detailed in the plan prospectus. From June 22, 2010 to December 31, 2010 the Company issued 607,902 shares under the plan raising approximately $8.0 million of net proceeds. As of December 31, 2010, there were approximately 9.4 million shares available for issuance under this plan.

7. STOCK OPTIONS AND RESTRICTED STOCK

The Company has adopted a stock incentive plan (the "2006 Stock Incentive Plan") that provides for the grant of non-qualified common stock options, stock appreciation rights, restricted common stock and other share-based awards. The compensation committee of the Company's board of directors (the "Committee") administers the plan. Awards under the 2006 Stock Incentive Plan may be granted to the Company's directors and executive officers and Manager Designees.

The exercise price for any stock option granted under the 2006 Stock Incentive Plan may not be less than 100% of the fair value of the shares of common stock at the time the common stock option is granted. Each common stock option must terminate no later than ten years from the date it is granted. The 2006 Stock Incentive Plan authorizes a total of 3,333,333 shares that may be used to satisfy awards under the plan. New shares will be issued on the exercise of any option. As of December 31, 2010 and 2009 the remaining shares to be authorized under the 2006 Stock Incentive Plan were 2,064,492 and 2,386,848, respectively.

On November 3, 2010 (the "Grant Date") the Committee approved grants (the "Restricted Stock Grants") of an aggregate of 300,000 shares of the Company's common stock to certain employees of Sharpridge. Sharpridge serves as a sub-advisor to the Manager. The Restricted Stock Grants were awarded pursuant to the Company's 2006 Stock Incentive Plan. The Restricted Stock Grants to those employees of Sharpridge that also serve as executive officers of the Company are each made pursuant to the five year vesting schedule described below.

The Committee approved the Restricted Stock Grants as part of its review of the Company's long-term compensation planning, and as a way to acknowledge and reward the employees of Sharpridge for their service to the Company and the Manager, and to incentivize and retain the Company's executive officers. In connection with the Restricted Stock Grants, the Committee approved two separate forms of Restricted Stock Award Agreements. For grants of an aggregate 40,000 shares, the shares will vest ratably over a three year vesting period, one-third of such shares vesting on each of the first three anniversary dates of the Grant Date. For grants of an aggregate 260,000 shares, the shares will vest ratably over a five year vesting period, one-fifth of such shares vesting on each of the first five anniversary dates of the Grant Date.

Restricted common stock granted to certain directors vests over a one-year period. The following table summarizes restricted common stock transactions for the years ended December 31, 2010, 2009 and 2008:

Years ended December 31, 2008, 2009 and 2010	Officers and Employees[1]	Directors	Total
Unvested Shares as of December 31, 2007	162,617	7,334	169,951
Issued (Weighted average grant date fair value $15.75)	—	10,154	10,154
Vested	(81,310)	(6,333)	(87,643)
Unvested Shares as of December 31, 2008	81,307	11,155	92,462
Issued (Weighted average grant date fair value $13.61)	538,000	14,988	552,988
Vested	(81,307)	(11,155)	(92,462)
Unvested Shares as of December 31, 2009	538,000	14,988	552,988
Issued (Weighted average grant date fair value $13.35)	300,000	22,356	322,356
Vested	(83,999)	(14,988)	(98,987)
Unvested Shares as of December 31, 2010	754,001	22,356	776,357

(1) Includes grants to the Company's executive officers and certain officers and Manager Designees.

Pursuant to ASC 718 the Company is required to value any unvested shares of restricted common stock granted to the Company's executive officers and Manager Designees at the fair value at each reporting period. The Company valued the unvested restricted common stock at $12.91 and $13.51 per share at December 31, 2010 and 2009, respectively. Unrecognized compensation cost related to unvested restricted common stock granted as of December 31, 2010 and 2009 was $9.7 million and $7.3 million, respectively. The total fair value of restricted stock awards vested during the years ended December 31, 2010, 2009 and 2008 were $1.2 million, $1.4 million and $1.4 million, respectively based upon the fair market value of the Company's common stock on the vesting date.

There were no common stock options granted during the years ended December 31, 2010 and 2009. As of December 31, 2010 and 2009, there were 131,088 options outstanding, all of which were vested and exercisable, with a weighted average exercise price of $30.00. The common stock options were remeasured during the vesting period using the Black-Scholes model based on the following assumptions:

	Years ended December 31,	
	2009	2008
Expected life	7.0 years	7.1 years
Discount rate	2.832%	2.329%
Volatility	86.78%	84.62%
Dividend yield	15.69%	32.44%

The estimated fair value of the common stock options was $3.31 and $2.14 per share for the years ended December 31, 2009 and 2008, respectively. The components of share based compensation expense for each period were as follows:

	Years ended December 31,		
	2010	2009	2008
Options granted to CEO	$ —	$ 57,278	$ 72,637
Restricted shares granted to officers and Manager Designees(1)	1,185,023	747,170	1,017,473
Restricted shares granted to certain directors	274,422	180,605	190,167
Total shared based compensation expense	$1,459,445	$985,053	$1,280,277

(1) Includes grants to the Company's executive officers and Manager Designees.

8. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Manager manages the Company's day-to-day operations, subject to the direction and oversight of the Company's board of directors. The Management Agreement was executed on February 10, 2006. The initial term of the Management Agreement expired on December 31, 2008, and it was automatically renewed for a one-year term and will continue to be automatically renewed for one-year term on each anniversary date thereafter. The Management Agreement may be terminated upon the affirmative vote of at least two-thirds of the Company's independent directors, or by a vote of the holders of a majority of the outstanding shares of the Company's common stock. In the event the Management Agreement is terminated as described above, the Company shall pay to the Manager a termination fee in accordance with the provisions of the Management Agreement.

The Management Agreement provides, among other things, that the Company pays to the Manager, in exchange for managing the day-to-day operations of the Company, certain fees and reimbursements, consisting of a base management fee and reimbursement for out-of-pocket and certain other costs incurred by the Manager and on behalf of the Company. The base management fee, which is paid monthly, was equal to 1/12 of (A) 1.50% of the first $250,000,000 of Net Assets (as defined in the Management Agreement), (B) 1.25% of such

Net Assets that are greater than $250,000,000 and less than or equal to $500,000,000, and (C) 1.00% of such Net Assets that are greater than $500,000,000. The Company is also required to reimburse the Manager for its pro-rata portion of rent, utilities, legal and investment services, market information systems and research publications and materials. In addition, the Company recognized share-based compensation expense related to common stock options and restricted common stock granted to the Company's executive officers and Manager Designees which is included in related party management compensation on the statement of operations and described in note 7.

For the years ended December 31, 2010, 2009 and 2008 the Company incurred the following in base management fees and expense reimbursement:

	Years ended December 31,		
	2010	2009	2008
Base Management Fees	$5,469,372	$2,778,340	$1,609,990
Expense Reimbursement	618,905	854,665	944,549
Total	$6,088,277	$3,633,005	$2,554,539

9. INCOME TAXES

The Company has elected to be taxed as a REIT under Section 856 of the Code and intends to continue to comply with the provisions of the Code. As a REIT, the Company generally is not subject to federal or state income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders each year and meet certain other tests relating to assets and income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes. Under certain circumstances, even though the Company qualifies as a REIT, federal income and excise taxes may be due on its undistributed taxable income. No provision for income taxes has been provided in the accompanying financial statements related to the REIT because the Company has paid or will pay dividends in amounts that exceed at least 90% of its current year taxable income.

Book/tax differences primarily relate to amortization of realized losses on swaps, related party management compensation expense and income on CLOs.

The tax character of the $2.35 of distributions declared to shareholders during 2010 is estimated to be $0.98 as ordinary income $0.07 as capital gain and $1.30 as return of capital. Upon filing the December 31, 2009 tax return, the tax character of the $2.10 of distributions declared to shareholders during 2009 was determined to be $0.48 as ordinary income and $1.62 as return of capital.

The estimated federal tax cost and the tax basis components of distributable earnings were as follows:

As of December 31, 2010	
Cost of investments	$6,331,907,460
Gross appreciation	$ 39,291,730
Gross depreciation	(40,150,647)
Net unrealized appreciation (depreciation)	$ (858,917)
Undistributed ordinary income	$ —
Capital loss carryforwards	$ (23,068,579)

As of December 31, 2010, the Company had estimated capital loss carryforwards available to offset future realized gains. Such losses are subject to an annual and future limitations in accordance with Internal Revenue Code section 382 and expire as follows:

December 31, 2012	$(15,274,343)
December 31, 2013	(7,745,897)
December 31, 2014	(48,339)
	$(23,068,579)

As of December 31, 2010 and 2009, the Company's estimated undistributed taxable income was approximately $0. No income tax provision was recorded for the years ended December 31, 2010, 2009 and 2008.

10. CONTINGENCIES

The Company enters into certain contracts that contain a variety of indemnifications, principally with the Manager and brokers. The maximum potential amount of future payment the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2010 and 2009.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including interest rate swap contracts. These financial instruments contain varying degrees of off-balance sheet risk whereby losses resulting from changes in the fair values of the securities underlying the financial instruments or the Company's obligations thereunder may ultimately exceed the amount recognized in the statement of assets and liabilities.

The notional amounts of the swap contracts do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on swap contracts is limited to the unrealized gains, if any, inherent in such contracts which are recognized in the statement of assets and liabilities. Any counterparty nonperformance of these transactions is not expected to have a material effect on the Company's financial condition.

The Company's investments are primarily concentrated in securities that pass through collections of principal and interest from underlying mortgages, and there is a risk that some borrowers on the underlying mortgages will default. Therefore, mortgage-backed securities may bear some exposure to credit losses. However, the Company mitigates credit risk by primarily holding securities that are either guaranteed by government (or government-sponsored) agencies.

The Company bears certain other risks typical in investing in a portfolio of mortgage-backed securities. The principal risks potentially affecting the Company's financial position, results of operations and cash flows include the risks that: (a) interest rate changes can negatively affect the fair value of the Company's mortgage-backed securities, (b) interest rate changes can influence borrowers' decisions to prepay the mortgages underlying the securities, which can negatively affect both cash flows from, and the fair value of, the securities, and (c) adverse changes in the fair value of the Company's mortgage-backed securities and/or the inability of the Company to renew short term borrowings under repurchase agreements can result in the need to sell securities at inopportune times and incur realized losses.

The Company enters into derivative transactions with counterparties as hedges of interest rate exposure and in the course of investing. In the event of nonperformance by a counterparty, the Company is potentially exposed to losses, although the counterparties to these agreements are primarily major financial institutions with investment grade ratings.

The Company is subject to interest rate risk. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the market value of fixed income securities tends to decrease. Conversely, as interest rates fall, the market value of fixed income securities tends to increase.

The Company's principal trading activities are primarily with brokers and other financial institutions located in North America. All securities transactions of the Company are cleared by multiple major securities firms pursuant to customer agreements. At December 31, 2010 and 2009, substantially all the investments in securities and receivable for securities sold are positions with and amounts due from these brokers. The Company had substantially all of its individual counterparty concentrations with these brokers and their affiliates.

12. FINANCIAL HIGHLIGHTS

In accordance with financial reporting requirements applicable to investment companies, the Company has included below certain financial highlight information for the years ended December 31, 2010, 2009 and 2008.

	Per Share		
	Years ended December 31,		
	2010	2009	2008
Net asset value, beginning of period	$13.02	$12.89	$ 19.75
Net income (loss):			
Net investment income	2.07[a]	2.55[a]	3.26[a]
Net gain (loss) from investments and swap and cap contracts	(1.30)[a]	2.23[a]	(8.63)[a]
Net income (loss)	0.77	4.78	(5.37)
Capital transactions:			
Distributions to shareholders	(1.03)[a]	(0.45)[a]	(1.30)[a]
Tax return of capital distributions	(1.27)[a]	(1.49)[a]	—
Issuance of common shares and amortization of related party management compensation	0.10[a]	(2.71)[a]	(0.19)[a]
Net decrease in net asset value from capital transactions	(2.20)	(4.65)	(1.49)
Net asset value, end of period	$11.59	$13.02	$ 12.89
Total return (%)	6.68%	16.06%	(28.15)%
Ratios to Average Net Assets			
Expenses before interest expense	2.68%	3.93%	7.03%[b]
Expenses	3.97%	6.43%	28.78%[b]
Net investment income	15.35%	19.09%	21.54%

(a) Calculated based on average shares outstanding during the period. Average shares outstanding include vested and unvested restricted shares and differs from weighted average shares outstanding used in calculating EPS (see note 3).

(b) Includes expensing offering costs, a non-recurring expense, which amounted to $2,274,362, or 2.06% of average net assets.

13. SUBSEQUENT EVENTS

On January 1, 2011, an aggregate of 6,984 shares of restricted common stock were granted to certain directors as a portion of their compensation for serving on the Company's board of directors. On January 25, 2011, the Company issued 34 shares of common stock as part of the Company's Dividend Reinvestment and Direct Stock Purchase Plan.

14. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	Three Months Ended			
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Investment Income—Interest Income	$ 25,025,293	$ 16,311,419	$ 17,265,278	$ 16,936,967
Total expenses	5,305,664	3,826,063	3,167,106	3,217,849
Net investment income	19,719,629	12,485,356	14,098,172	13,719,118
Net gain (loss) from investments	(66,125,063)	28,576,016	32,367,676	6,464,303
Net gain (loss) from swap and cap contracts	29,137,920	(39,152,211)	(18,860,358)	(10,040,202)
Net income (loss)	$(17,267,514)	$ 1,909,161	$ 27,605,490	$ 10,143,219
Net income (loss) per common share (diluted)	$ (0.38)	$ 0.05	$ 1.46	$ 0.54

	Three Months Ended			
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Investment Income—Interest Income	$ 15,767,509	$ 10,709,920	$ 9,727,375	$ 9,321,345
Total expenses	3,102,641	2,895,317	2,525,397	2,951,746
Net investment income	12,664,868	7,814,603	7,201,978	6,369,599
Net gain (loss) from investments	(4,320,481)	24,410,936	12,443,441	6,979,121
Net gain (loss) from swap contracts	(1,307,494)	(9,007,109)	930,877	(334,544)
Net income (loss)	$ 7,036,893	$ 23,218,430	$ 20,576,296	$ 13,014,176
Net income (loss) per common share (diluted)	$ 0.37	$ 1.28	$ 2.22	$ 1.70

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our management, including our Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based on that review and evaluation, the CEO and CFO have concluded that our current disclosure controls and procedures, as designed and implemented, (1) were effective in ensuring that information regarding the Company and its subsidiaries is made known to our management, including our CEO and CFO, by our officers and our Manager, as appropriate to allow timely decisions regarding required disclosure and (2) were effective in providing reasonable assurance that information the Company must disclose in its periodic reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods prescribed by the SEC's rules and forms.

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As a result, even systems determined to be effective can provide only reasonable assurance regarding the preparation and presentation of financial statements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on management's assessment, the Company's management believes that, as of December 31, 2010, the Company's internal control over financial reporting was effective based on those criteria. The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. This report appears on page 59 of this annual report on Form 10-K.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to our definitive Proxy Statement for our 2011 annual stockholders' meeting.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement for our 2011 annual stockholders' meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to our definitive Proxy Statement for our 2011 annual stockholders' meeting.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement for our 2011 annual stockholders' meeting.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement for our 2011 annual stockholders' meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. Financial Statements.

See Index to financial statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

2. Schedules to Financial Statements:

All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto, included in Part II, Item 8, of this Annual Report on Form 10-K.

3. Exhibits

Exhibit Number	Description of Exhibit
3.1*	Articles of Amendment and Restatement of Cypress Sharpridge Investments, Inc.
3.2*	Bylaws of Cypress Sharpridge Investments, Inc.
3.3*	Amended and Restated Bylaws of Cypress Sharpridge Investments, Inc.
3.4**	Articles of Amendment to the Articles of Amendment and Restatement.
3.5**	Articles of Amendment to the Articles of Amendment and Restatement.
4.1*	Form of Certificate for Common Stock for Cypress Sharpridge Investments, Inc.
4.2*	Warrant Agreement, by and between Cypress Sharpridge Investments, Inc. and National City Bank, dated as of May 22, 2008.
4.3*	First Amendment to Warrant Agreement, by and between Cypress Sharpridge Investments, Inc. and National City Bank, dated as of June 11, 2008.
10.1*	License Agreement, between Cypress Sharpridge Investments, Inc. and The Cypress Group L.L.C., dated as of February 10, 2006.
10.2*	License Agreement, between Cypress Sharpridge Investments, Inc. and Sharpridge Capital Management, L.P., dated as of February 10, 2006.
10.3*†	2006 Stock Incentive Plan.
10.4***†	Forms of Restricted Stock Award Agreements.
10.5*†	Form of Stock Option Agreement.
10.6*	Second Amended and Restated Management Agreement, by and between Cypress Sharpridge Investments, Inc. and Cypress Sharpridge Advisors LLC, effective as of January 1, 2009.
10.7*	Form of Indemnification Agreement.
12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002

Exhibit Number	Description of Exhibit
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.

* Incorporated by reference to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

** Incorporated by reference from the Registrant's Form 10-K filed with the Securities and Exchange Commission on February 10, 2010.

*** Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2010; the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2009 and to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

† Compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

Dated: February 7, 2011

By: /s/ KEVIN E. GRANT

Kevin E. Grant
Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

Signature	Title	Date
/s/ KEVIN E. GRANT **Kevin E. Grant**	Chief Executive Officer, President; Director; Chairman of the Board (Principal Executive Officer)	February 7, 2011
/s/ FRANCES SPARK **Frances Spark**	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 7, 2011
/s/ DOUGLAS CROCKER, II **Douglas Crocker, II**	Director	February 7, 2011
/s/ JEFFREY P. HUGHES **Jeffrey P. Hughes**	Director	February 7, 2011
/s/ STEPHEN P. JONAS **Stephen P. Jonas**	Director	February 7, 2011
/s/ RAYMOND A. REDLINGSHAFER **Raymond A. Redlingshafer**	Director	February 7, 2011
/s/ JAMES A. STERN **James A. Stern**	Director	February 7, 2011
/s/ DAVID A. TYSON, PHD **David A. Tyson, PhD**	Director	February 7, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Articles of Amendment and Restatement of Cypress Sharpridge Investments, Inc.
3.2*	Bylaws of Cypress Sharpridge Investments, Inc.
3.3*	Amended and Restated Bylaws of Cypress Sharpridge Investments, Inc.
3.4**	Articles of Amendment to the Articles of Amendment and Restatement.
3.5**	Articles of Amendment to the Articles of Amendment and Restatement.
4.1*	Form of Certificate for Common Stock for Cypress Sharpridge Investments, Inc.
4.2*	Warrant Agreement, by and between Cypress Sharpridge Investments, Inc. and National City Bank, dated May 22, 2008.
4.3*	First Amendment to Warrant Agreement, by and between Cypress Sharpridge Investments, Inc. and National City Bank, dated as of June 11, 2008.
10.1*	License Agreement, between Cypress Sharpridge Investments, Inc. and The Cypress Group L.L.C., dated as of February 10, 2006.
10.2*	License Agreement, between Cypress Sharpridge Investments, Inc. and Sharpridge Capital Management, L.P., dated as of February 10, 2006.
10.3*†	2006 Stock Incentive Plan.
10.4***†	Forms of Restricted Stock Award Agreement.
10.5*†	Form of Stock Option Agreement.
10.6*	Second Amended and Restated Management Agreement, by and between Cypress Sharpridge Investments, Inc. and Cypress Sharpridge Advisors LLC, effective as of January 1, 2009.
10.7*	Form of Indemnification Agreement.
12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.

* Incorporated by reference to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

** Incorporated by reference from the Registrant's Form 10-K filed with the Securities and Exchange Commission on February 10, 2010.

*** Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2010; the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2009 and to the Registrant's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (File No. 333-142236).

† Compensatory plan or arrangement.

Other Stockholder Information



Executive Officers

Kevin E. Grant, CFA
Chief Executive Officer and President

Frances R. Spark, ACA
Chief Financial Officer

Richard E. Cleary
Chief Operating Officer

Thomas A. Rosenbloom
Secretary

Board of Directors

Kevin E. Grant, CFA
Chairman of the Board of Directors
Chief Executive Officer and President,
Cypress Sharpridge Investments, Inc.

James A. Stern
Chairman and CEO, The Cypress Group

Jeffrey P. Hughes
Vice Chairman, The Cypress Group

Stephen P. Jonas

David A. Tyson, PhD., CFA
Chief Executive Officer,
RiversEdge Portfolio Advisors LLC

Douglas Crocker, II

Raymond A. Redlingshafer, Jr.

Corporate Headquarters

Cypress Sharpridge Investments, Inc.
437 Madison Avenue, Floor 33
New York, New York 10022
(212) 612-3210
www.cysinv.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
(800) 622-6757
www.computershare.com

Independent Accountants

Deloitte & Touche LLP
1633 Broadway
New York, NY 10019-6754
(212) 489-1600
www.deloitte.com

Corporate Counsel

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200
www.hunton.com

Annual Meeting

CYS' annual meeting will be held on May 11, 2011, at 10:00AM, Eastern Time at the offices of Hunton & Williams LLP, 200 Park Avenue, 52nd Floor, New York, New York 10166.



Cypress Sharpridge Investments, Inc.
437 Madison Avenue, Floor 33
New York, New York 10022
(212) 612-3210
www.cysinv.com